06012301

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1357 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/7/06

AR/S
12-31-05



Performance Wins. Annual Report 2005.

Continental

Continental Divisions

Sales in € millions	2005	2004
Automotive Systems	5,230.6	5,007.7
Passenger and Light Truck Tires	4,444.6	4,104.2
Commercial Vehicle Tires	1,379.2	1,500.7
ContiTech	2,894.2	2,063.4

EBIT in € millions	2005	2004
Automotive Systems	570.1	498.9
Passenger and Light Truck Tires	669.0	424.8
Commercial Vehicle Tires	153.0	104.0
ContiTech	160.4	151.0

Continental Corporation

in € millions	2005	2004
Sales	13,837.2	12,597.4
EBIT	1,507.1	1,157.4
Net income attributable to the shareholders of the parent	929.6	716.2
Free cash flow	656.0	679.7
Capital expenditure	871.8	703.0
Depreciation and amortization[1]	741.8	667.2
Total equity	3,795.0	2,937.2
Equity ratio in %	36.0	30.3
Employees at the end of the year[2]	79,849	80,586
Dividend in €	1.00[3]	0.80
Share price (high) in €	75.60	47.26
Share price (low) in €	47.70	28.87

[1] Excluding write-downs of investments.

[2] Excluding trainees.

[3] Subject to the approval of the Annual Shareholders' Meeting on May 5, 2006.

As an Official Partner of the 2006 FIFA World Cup Germany™, we called to life a worldwide corporate football tournament at the end of 2004 – the ContiTeamCup – and invited all employees to participate. Under the motto "Uniting Goals", this competition aims to bring together employees from various countries, cultures, and areas, and more than 150 women's and men's teams from 75 locations and 26 countries registered to take part. We are looking forward to the final matches in May 2006 in Hanover and cannot wait to find out which two teams will be crowned Conti World Champions.

On the cover

Nadia A. Friederici and Dörte Niemeyer of the "High-Heel-Warriors" from Hanover, Germany, are overjoyed after winning the women's national championship title.

Performance Wins. Annual Report 2005.

To Our Shareholders

Management Report for Continental AG and the Corporation

Management Report

Consolidated Financial Statements

Further Information



The team is the star.

Forwards, midfielders and defenders – specialists with individual qualifications are grouped together to form a cohesive unit. Working toward one common goal, that unit becomes a team.

Versatility, commitment and teamwork make us successful. We bring together different disciplines, cultures and characters. In the past eight years we have accomplished the effective and successful integration of three major acquisitions into our corporation.



In a pre-match huddle, the captain of the Japanese team motivates his players for their game against China, which ended in a draw.

ContiTeamCup, November 19, 2005, Tokyo, Japan.

Dear Shareholders,

In fiscal year 2005, we were again able to exceed our sales and earnings over the prior year. This was not easy in a difficult economic environment and required a high degree of innovation, flexibility, and cost discipline from our employees. On behalf of myself and my colleagues on the Executive Board, I warmly thank all our staff for this outstanding achievement, of which we are all proud.

Consolidated sales increased 9.8% to €13.8 billion, while the consolidated operating result rose by an exceptional 30.2% to €1.5 billion. We reduced our net indebtedness by €387.9 million to €493.2 million and achieved a gearing ratio of 13.0%. We would like to allow you, our shareholders, to share in this success too. As a result, the Executive Board and the Supervisory Board will propose to the Annual Shareholders' Meeting on May 5, 2006 to increase the dividend by 25% to €1.00 per share. Continental's share price rose by 60.5% during 2005 and outperformed the DAX by 33.4 percentage points.

Our North American Passenger and Light Truck Tires business nearly managed to break even in the fourth quarter of 2005. The main reasons for this significant improvement in the second half of 2005 were the considerable growth in the winter tires business, new product launches and the stabilization of our internal processes. We initiated a range of measures in 2005 that contributed to this success and expanded business with our customers in key regions. For example, we launched six new product lines under the Continental and General brands. In the original equipment business, we became one of the top three tire suppliers to automobile manufacturers in North America for the first time in 2005. We cut production capacity by 30% in Charlotte, our most expensive plant in North America. Now we must maintain and expand what we have achieved. In 2006, we have initiated activities to enhance the competitiveness of our Mount Vernon plant, including investments in new production facilities and processes on the one hand, and reduction of labor costs on the other. In Charlotte we are also working to improve the competitive position of the plant. In addition, we will initiate new marketing activities for the replacement business in key markets.

We were able to settle the dispute over the shut-down of the Hanover-Stöcken passenger tire plant and the shedding of 320 jobs. In mid-February 2006, we reached an agreement with IG Bergbau, Chemie, Energie (the German Mining, Chemical, and Energy Industrial Union) and employee representatives to discontinue production of passenger tires in Stöcken in the course of 2007, and to gradually adjust staff levels and production capacity.

We signed an agreement at the beginning of February 2006 covering the purchase of the Danish Roulunds Rubber Group, a manufacturer of power transmission belts. The company employs 1,100 people at locations in Europe and Asia. The deal, which is pending the approval of the antitrust authorities, will strengthen the Power Transmission Group of the ContiTech division.

We intend to further expand our activities within the Electronics unit of the Automotive Systems division and are in the process of seeking an appropriate partner or a suitable acquisition.

The integration of Phoenix into the ContiTech division is progressing well and is ahead of schedule. In recent months, we have been working at all levels to enable a successful future together. The merger increases our technological expertise and improves our market presence, as well as strengthening our activities in Eastern Europe and Asia. The integration, which will be completed at the end of 2006, already yielded initial synergies in 2005.

We launched a special type of integration and team building event at the end of 2004: the ContiTeamCup, a worldwide football tournament for our employees, kicked off with the slogan "Uniting Goals" to bring together employees from all our locations around the world. More than 150 women's and men's teams from 75 locations in 26 countries are taking part. We cannot wait to find out which two teams will be crowned Conti World Champions in spring 2006.

As an Official Partner of the FIFA World Cup 2006™, we are particularly looking forward to the tournament in Germany. Our activities as a sponsor are already paying off: our international visibility increased measurably in the past year due to the qualifying games for the World Cup and the FIFA Confederations Cup held in Germany in 2005. This experience convinced us to become a sponsor of the European Football Championships in 2008.

What are the foundations for our success?

A consistently implemented corporate strategy with the following key goals:

- Our activities focus on innovations for greater safety, comfort, and eco-friendly mobility on the road.
- Depending on our customers' needs, we act as a systems provider, module manufacturer, component supplier, and development partner.
- A cost-conscientious approach – right down to the smallest unit.
- In the long term, we will only continue to operate business units that have leading positions in their relevant markets.
- To limit the dependence on the cyclical automotive manufacturing sector, we aim to generate around 40% of our sales outside this industry.

Successful products

We hold several leadership positions, and for years we have been the undisputed market leader in Europe for winter tires. In 2005, we achieved record sales volumes of 17.7 million units worldwide, up 11% over the prior year. We were also able to increase our sales in the continuously expanding Electronic Stability Control (ESC) market to about 6 million units, a gain of 42%.

New technologies

We are the only non-Japanese automotive supplier to have begun series production of a mild hybrid system (in 2003). We are now also working with our cooperation partner ZF Friedrichshafen to develop full hybrid drives. Volkswagen AG has agreed a strategic partnership with us to develop and supply power electronics for future hybrid projects. At the same time, Continental together with ZF Friedrichshafen was commissioned to produce a hybrid drive module for a VW series model, and received another three development orders from various European automakers. We expect this market to grow strongly in the future, as hybrid drives are establishing themselves as a complement to conventional combustion engines. In the long term, they will serve to bridge the gap to electric drives in combination with future energy sources such as fuel cells. Hybrid vehicles are currently gaining significance in Japan and the U.S.A. in particular, and a similar trend is anticipated in Europe. In the tire divisions, we are continuously improving the performance of our products: for example, our development work focuses among other things on shortening braking distances, achieving optimum traction on dry and wet road surfaces, as well as cost-effectiveness – which means reducing rolling resistance and increasing tire life. ContiTech meets the growing requirements of the market with sophisticated solutions; these include products both for the automotive industry, such as environmentally-friendly hoses and hose lines, or for other branches of industry, such as air suspension systems for greater comfort in high-speed trains.

To continue strengthening our capabilities for the future, we increased expenditure on research and development by a total of €65.6 million in 2005 to €589.4 million.

Competitive locations

We are continually expanding our production facilities in low-cost countries, and have extended our production capacity in the Czech Republic, Malaysia, Mexico, the Philippines, Romania and Slovakia. Our new plant in Brazil will manufacture its first passenger and truck tires in 2006. ContiTech and Automotive Systems are already well represented in China. In Shanghai, we opened Asian headquarters for all divisions that also incorporate a new sales company for both tire divisions.

How do we see the future for Continental?

Studies by various independent business analysis institutes forecast that the number of automotive suppliers will fall from around 5,600 at present to 2,800 in the next ten years. We aim to play an active role in this consolidation process – which is why innovative strength, balanced cost structures, and the systematic implementation of our corporate strategy geared towards profitable growth are essential. We monitor our costs while striving for growth so we can continue to operate as an independent company on the global market in the future.

Traffic safety is an important and wide-ranging issue. We are convinced that it will gain further significance as a result of electronics in particular. For example, the proportion of vehicles fitted with ESC systems is continually increasing. Our work will thus continue to focus on safety and driving comfort because we are extremely well positioned for the future in these areas.



We have started 2006 optimistically and aim to continue increasing our sales and earnings.

I would like to thank you, our shareholders, for your trust in our performance and in the achievements of our employees. We work every day to justify your confidence in us.

Yours sincerely,

Manfred Wennemer
Chairman of the Executive Board



Members of the Executive Board
from left to right

Dr. Hans-Joachim Nikolin
born in 1956 in Eschweiler, North Rhine-Westphalia, Germany
Commercial Vehicle Tires Division
Corporate Quality and Environment
appointed until May 2009

Dr. Alan Hippe
born in 1967 in Darmstadt, Hesse, Germany
Finance, Controlling and Law
appointed until May 2007

Manfred Wennemer
born in 1947 in Ottmarsbocholt, North Rhine-Westphalia, Germany
Chairman of the Executive Board
Passenger and Light Truck Tires Division
appointed until September 2011

Dr. Karl-Thomas Neumann
born in 1961 in Twistringen, Lower Saxony, Germany
Automotive Systems Division
appointed until September 2009

Gerhard Lerch
born in 1943 in Enkengrün, Bavaria, Germany
ContiTech Division
appointed until September 2006

Thomas Sattelberger
born in 1949 in Munderkingen, Baden-Württemberg, Germany
Human Resources, Director of Labor Relations
appointed until June 2008

Dear Shareholders,



Dr. Hubertus von Grünberg
Chairman of the
Supervisory Board

The Supervisory Board of Continental AG continued to regularly monitor the work of the Executive Board and the Company's management in fiscal year 2005 and provided advice where appropriate. The Executive Board supplied the Supervisory Board with regular, up-to-date, and comprehensive reports on strategy, developments, and key business transactions at both the Company and the Corporation, as well as on related opportunities and risks. In addition to these reports, the Supervisory Board, the Chairman's Committee, and the Audit Committee informed themselves in detail about matters relating to the Company and discussed them at their meetings and separate discussions. The members of the Supervisory Board were also available for consultation by the Executive Board outside the meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Executive Board were in regular contact and exchanged information and ideas.

The Supervisory Board held four regular meetings in the year under review. No member missed more than half of these meetings. The Chairman's Committee met six times and the Audit Committee four times in 2005. The permanent committee required under section 27(3) of the *Mitbestimmungsgesetz* (MitbestG – German Codetermination Act) was not required to meet. No other committees exist.

In the past year, the Supervisory Board again focused on the strategic development and orientation of the Continental Corporation, as well as of individual business units. Among other things, it discussed and approved the acquisitions of Phoenix Xtra Print and Roulunds A/S, Denmark, for the ContiTech division. At all meetings, the Supervisory Board addressed the integration of Phoenix into the ContiTech division, which is ahead of schedule to date. Our passenger tire activities in North America fell significantly short of our expectations, leading to a change in the top management in May 2005.

As part of the discussion on the Company's strategy, the Supervisory Board repeatedly addressed necessary restructuring measures. Once again, corporate governance was another topic of the discussions. You can find the details of this in our Corporate Governance report starting on page 146. In addition, Supervisory Board members were again polled on the Board's efficiency, an exercise that revealed improved ratings in all areas.

The discussions held by the Supervisory Board plenary meetings and the Audit Committee regularly covered ongoing, detailed information on sales, earnings, and employment developments at corporate and divisional level and the Company's financial situation. Business developments which deviated from the Company's plans and defined targets were also discussed.

In addition, the material risks included in the risk management system were presented in the Audit Committee along with the corresponding measures resolved by the Executive Board. The Audit Committee discussed and reviewed the results for the individual quarters and the outlook for the year as a whole before publication of the relevant interim reports. At the meeting in December 2005, the Supervisory Board discussed the financial and capital expenditure planned for fiscal year 2006 and the long-term planning for the period up to 2008. It also approved the budget for 2006.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, audited the annual financial statements for 2005 prepared by the Executive Board, the consolidated financial statements 2005, and the group management report as well as the management report for Continental AG, including the bookkeeping and the risk management system. An unqualified audit opinion was issued. Continental AG's 2005 consolidated financial statements were prepared for the first time in accordance with International Financial Reporting Standards (IFRS), in line with the European Regulation EC No. 1606/2002. The consolidated financial statements and the group management report submitted were also issued with an unqualified audit opinion.

With regard to the risk management system, the auditor has declared that the Executive Board has taken the measures required under section 91(2) of the *Aktiengesetz* (AktG – German Stock Corporation Act) and that the Company's risk management system is suited to recognize risks early on that could threaten the continued existence of the Company.

The documents relating to the annual financial statements and the audit reports were discussed with the Executive Board and the auditor in the Audit Committee meeting on February 22, 2006. They were also discussed at length at the plenary meeting of the Supervisory Board. The required documents were distributed prior to these meetings and could be examined in detail afterwards, so that there was sufficient time to review them. The auditor was present at the meetings to discuss the annual financial statements and the consolidated financial statements. He reported on the key findings of the audit and was available to provide supplementary information to the Supervisory Board.

The Supervisory Board endorsed the results of the audit by the auditor on the basis of its own examination of the annual financial statements, the consolidated financial statements, the management report, the group management report, and the proposal for the distribution of net income, as well as on the basis of the Audit Committee's report and recommendation. No objections were made. The Supervisory Board approved the annual financial statements and the consolidated annual financial statements. The annual financial statements are thereby adopted. The Supervisory Board has approved the proposal for the distribution of net income made by the Executive Board.

A number of changes occurred in the Supervisory Board in the period under review. Dr. Ulrich Weiss retired from the Supervisory Board at his own request on September 30, 2005. He had been a member of the Supervisory Board since 1990 and Chairman until the middle of 1999, before becoming a shareholder representative on the Chairman's Committee. During this period, he played a major part in the Company's positive development, and we extend our gratitude to him on behalf of the Company. Dr. Weiss was replaced by Mr. Christian Streiff, who was Chief Operating Officer of St. Gobain, France, until May 2005, by way of a resolution by the Municipal Court on October 14, 2005. He will be proposed for approval by the shareholders at the Annual Shareholders' Meeting on May 5, 2006. Dr. Weiss's seat in the Chairman's Committee was assumed by Dr. Breipohl. Mr. H. Peter Hüttenmeister, the Deputy Chairman of the Supervisory Board, resigned from his office as of June 30, 2005. The Hanover Municipal Court appointed Mr. Werner Bischoff, a member of the Executive Board of IG BCE (*Industriegewerkschaft Bergbau, Chemie, Energie* – the German Mining, Chemical, and Energy Industrial Union), as his successor on July 4, 2005; Mr. Bischoff was then elected Deputy Chairman of the Supervisory Board. The Supervisory Board would also like to thank Mr. Hüttenmeister for his contribution to the Company's success.

There were also two changes in the Executive Board: on May 12, 2005, the appointment of Mr. Martien de Louw to the Executive Board was terminated by mutual agreement. At the same time, the Chairman of the Executive Board, Mr. Manfred Wennemer, assumed responsibility for the Passenger and Light Truck Tires division until further notice. In addition to his current function, Dr. Alan Hippe is now responsible for the Company's tire activities in North America as President and CEO of Continental Tire North America, Inc. On September 30, 2005, the Supervisory Board appointed Mr. Gerhard Lerch as the Executive Board member in charge of the ContiTech division. He took over the responsibility for this division from Mr. Wennemer.

The Supervisory Board would like to thank the Executive Board, all employees, and the employee representatives for their responsible approach and high level of commitment. They have achieved excellent results despite an ongoing difficult environment. We would like to extend our special thanks to you, our shareholders, for the trust you have placed in the Company.

Hanover, March 2006

For the Supervisory Board
Sincerely,

Dr. Hubertus von Grünberg
Chairman

Capital Market Information

Continental share listings
Continental AG's shares are listed on the German stock exchanges in Frankfurt, Hanover, Hamburg, and Stuttgart. In the U.S.A. they are traded as part of an American Depositary Receipt program on the Over-the-Counter market. They are not admitted for trading on a U.S. stock market.

The no-par value shares have a notional value of €2.56 per share.

Development of the equity markets – overall economic environment
Overall, the capital markets proved to be favorable in the past year. The leading U.S. index, the Dow Jones, recorded an increase of 4.4% in the course of 2005 – but was clearly outperformed by the major European blue chips, with the EURO STOXX 50 up 24.4%. The German stock index DAX improved by 27.1% to 5,408.3 points.

The performance of automotive and automotive supplier stocks was mixed compared with the overall market. While European automotive stocks developed in line with the market as a whole, their U.S. counterparts went completely against the general trend. At the end of the year, the Dow Jones recorded a drop of 23.4% for U.S. automotive stocks, whereas the index for European automotive and supplier shares closed 20.3% higher.

Continental's positive share price performance
Continental's share price improved by 60.5% in 2005 to €74.98. At the same time, this positive development was marked by substantial volatility during the year. The Company's share price peaked at €75.60 on the penultimate trading day of 2005.

The positive performance of Continental's shares led to an increase in the Company's market capitalization, which in turn improved its ranking among DAX-listed shares from 18th position at the end of 2004 to 15th at the end of 2005. Demand also grew, which led to an increase in sales via XETRA trading. At the end of the year, Continental's shares therefore improved their ranking in terms of turnover by three places to number 20.

Buyback of Continental bonds
In the first half of 2005, the Continental Corporation used existing liquidity to buy back and cancel further portions of the bonds it issued in 1999 and 2001. In the first quarter of 2005, a nominal amount of €30.0 million of the 5.25% bond issued by Continental Rubber of America was repurchased on the market and canceled, followed by a nominal amount of €42.7 million of the 6.875% Continental AG bond in the second quarter.

Renewal of the €1.5 billion syndicated loan
In July 2005, Continental prematurely renewed the €1.5 billion credit line granted by several banks in July 2003

Overview of key figures for Continental shares

Key figures per share in €	**2005**	**2004**
Basic earnings	6.38	5.19
Diluted earnings	6.10	4.93
Free cash flow	4.51	4.92
Dividend	1.00*	0.80
Dividend payment ratio (%)	**15.7**	**15.4**
Dividend yield (%)	1.3	1.7
Total equity	26.06	21.27
Share price at year-end	74.98	46.73
High	75.60	47.26
Low	47.70	28.87
Average trading volume (XETRA)	**953,960**	**942,651**
Number of shares, average (in millions)	145.6	138.1
Number of shares as of December 31 (in millions)	145.9	145.4

* Subject to the approval of the Annual Shareholders' Meeting on May 5.

Share price performance



Continental
DAX
Dow Jones Automobiles & Parts
180
160
140
120
100
80
40
January 1, 2005
December 31, 2005

for five years. This enabled us to substantially reduce the costs of the credit line and improve its terms as a result of Continental's further enhanced creditworthiness and the attractive market environment.

Stable and improved rating

Leading rating agencies such as Standard & Poor's and Moody's Investors Service reduced the credit ratings of several automobile manufacturers and suppliers in 2005. By contrast, Moody's increased Continental's rating to Baa1 (stable outlook) in April 2005, while Standard & Poor's kept its rating unchanged at BBB+ (stable outlook) in 2005.

Proposal for an increased dividend

In 2005, the Continental Corporation generated an operating result (EBIT) of €1,507.1 million. After deduction of taxes and interest as well as minority interests, the net income attributable to the shareholders of the parent totaled €929.6 million, up 29.8% on the previous year. The Supervisory Board and the Executive Board will propose a dividend of €1.00 to the Annual Shareholders' Meeting on May 5, 2006. This corresponds to an increase in the dividend of 25% compared with 2004 and a payout ratio of 15.7% (2004: 15.4%).

At the same time, there was a total shareholder return of 62.2% for fiscal year 2005 (2004: 57.1%).

Intensification of investor relations activities

The investor relations team continued to intensify and concentrate its activities in the period under review, holding 189 one-on-one and group discussions with investors at 20 roadshows. In addition to one-on-one discussions, the Chairman of the Executive Board and the CFO gave presentations at twelve conferences. The team held a total of 416 one-on-one discussions in 2005. In 2005, the Corporation's products were consciously included in our investor relations communications activities to an even greater extent than in past years. In particular, the product demonstration at Continental Teves' testing ground in Frankfurt during the International Motor Show in Frankfurt in September 2005 attracted a high degree of attention and was attended by more than 80 international investors and analysts. Another focus was visits to selected production facilities for all divisions in Germany and abroad.

In 2006, we will further step up specific references to the Corporation's products during our investor relations communications activities. These will also increasingly feature the products offered by the ContiTech division following the integration of Phoenix. In addition to this focus on products, we aim to specifically establish investor contacts in capital markets in which we were not previously active. These include Spain, Portugal, the Arab Emirates and Southeast Asia.

Shareholder structure

In accordance with the statutory requirements, we have disclosed changes in our shareholders that were communicated to us in the course of the year, in line with the provisions of the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act). At the end of the year, there were two individual investors who each held more than 5% of Continental's shares, as well as one that held more than 10%. Detailed information about these individual shareholders holding more than 5% of Continental's shares as well as the changes during 2005 is provided under Note 37 to the consolidated financial statements.

In a shareholder identification survey carried out at the end of the year under review, we could identify 82.6% of all shares assigned solely to institutional investors. Based upon this analysis, our shares are distributed as shown here.

Shareholder structure: Geographic distribution of the shareholders in %*


Germany
Rest of Europe
42.61
21.61
9.63
6.72
1.51
0.51
North America
United Kingdom and Ireland
Other (Singapore and South Africa)
Japan

* Identified institutional investors as of December 31, 2005.





Technical superiority, endurance and willpower are decisive advantages - not only on the field. It is the combination of these qualities that leads to success.

We ensure our continuous success through goal-orientated and honed expansion of our competencies. To offer long-term and attractive prospects for our employees. Central issues for us are ongoing education and training, individual development plans, as well as the identification and advancement of junior executives. We are fit for the future, and we shall stay that way.

In order to advance, one must train hard.



During a training match, Alexandra Malikova (right) from our [illegible] dribbles around Denisa Teislerová of the Dvur Králove team which plays in the 3rd Women's League in the Czech Republic.

[illegible]TeamCup, June 26, 2005, Jicin, Czech Republic.

Corporate Strategy

We make individual mobility safer and more comfortable. Creating value is our driving force.

As one of the world's leading international automotive suppliers, we specialize in enhancing vehicle handling performance. We focus on developing, producing, and distributing products that improve driving safety, driving dynamics and ride comfort. In particular, we aim to exploit additional opportunities in the growth market for these technologies to intelligently network key chassis components with safety systems. This ability to bundle our core competencies in brake and safety electronics as well as tires puts us in a unique position within the automotive supplier industry – which gives us a major competitive edge.

Profitable growth

We operate in a demanding market environment in which we aim to secure our future competitiveness through continuous profitable growth. Our main goal is sustained value creation for our customers, suppliers, employees, and shareholders.

We aim to achieve this growth in two ways: firstly, we aim to achieve organic sales growth of about 5% per year, with additional sales growth coming from strategic acquisitions. Our search for suitable acquisition targets is currently focusing on five areas: in the U.S.A. and Asia, we are looking to strengthen our electronics activities in the Automotive Systems division. For our two tire divisions, we are looking for interesting acquisition candidates in Asia and are planning to build a new manufacturing facility. We have identified two areas in which to strengthen our ContiTech division, especially to make up ground in North America and Asia where it is not as well positioned as in Europe.

However, growth alone will only ensure our future competitiveness and success to a certain extent. Growth must be accompanied by profitability. This means that, in addition to continuous sales growth, Continental must fulfill three other basic requirements: innovative products, high quality, and competitive cost levels. Here are some examples:

Innovative products

We can consolidate and extend our competitive position with innovative products – as we managed again successfully in 2005. As part of its Global Chassis Control project, Automotive Systems cooperated with ContiTech on a rear-axle steering system. The system has selectively controllable wheels and offers improved safety, agility, and driving pleasure without the functional restrictions on installation space imposed by traditional rear-axle steering. As well as offering a variable steering ratio, the new rear-axle steering system opens up totally new dimensions in driving dynamics and stability by integrating ESC technology.

Products from the Automotive Systems division in Citroën's luxury C6 model help protect pedestrians from serious injury. We are supplying special sensors and control electronics to create an "active hood" that detects whether the vehicle is colliding with a person or an object. If it is a person, the hood raises within fractions of a second to create a protective zone between the person and the engine block. To reduce the risk of injury, the hood must absorb most of the energy of the impact.

With our ContiPremiumContact 2, we presented a tire tread featuring 3-D grooves with vertical and slanted flanks. The siping on these high-performance tires optimizes braking power on both wet and dry road surfaces, and guarantees excellent protection against aquaplaning. This increases safety for vehicles in the upper mid and luxury range.

Continental's CSEasy tires present a very economical solution within our industrial tire program. To date, a stationary or mobile mounting press was required to mount super-elastic tires. However, only in a very small number of cases are these presses and the qualified staff in the right place at the right time. The new CSEasy tires do not need a mounting press. Optimum rim seating is achieved through a combination of the conical shape of a newly developed adapter and the bolt connection. This will save time when fitting the tires in a large number of situations.

The ContiTech HSN-Power timing belt enables the ContiTech division to offer a product that now lasts for 240,000 kilometers – the entire life of a vehicle engine. The substantially increased durability of the timing belt and the resulting reduction in costly replacement intervals make this product an attractive alternative to traditional timing chains.

High quality

As a supplier, we must constantly look for new ways to improve quality to meet the strict requirements of automobile manufacturers. We regard the various awards we received from our customers in 2005 as proof of the high standard we have already achieved and of the success of our efforts. For example, ContiTech Vibration Control and the Automotive Systems division were named Suppliers of the Year 2005 by General Motors. This honor is awarded for top performance in quality, service, technology, and price. Honda presented Automotive Systems with the "2005 Honda Delivery Performance Award" for perfect deliveries in North America, while ContiTech Anoflex was honored by Ford and the Premier Automotive Group for outstanding quality. Ford also granted the Passenger and Light Truck Tires division Q1 certification for its Hambach plant for the period from October 2004 to March/April 2005, thus enabling this location to supply the manufacturer in 2006.

Competitive cost levels

Low cost levels are necessary to achieve profitability in our industry, which is why a cost-conscientious approach – right down to the smallest unit of our Company – is especially important. We have once again made good progress in 2005 by continuously reducing costs.

For example, we significantly expanded the development center belonging to the Automotive Systems division at our low-cost location in Sibiu, Romania. In Zvolen, Slovakia, we built a new facility to produce high-performance brake calipers for the Automotive Systems division. In our Passenger and Light Truck Tires division, we increased production capacity for high-performance tires at our location in the Czech Republic, among other things. The ContiTech division expanded its Fluid Technology unit's manufacturing facility at its location in Timişoara, Romania, and increased the production of precision-molded articles in Slovakia. In addition, we established a purchasing unit in Shanghai at the end of 2005; our goal here is to make additional savings by procuring raw materials, components, and other input materials in China at lower prices.

Positive market development

In vehicle production, the largest growth is expected in the area of electrics/electronics – with the supplier industry forecast to account for around 85% of future growth in automobile electrics/electronics. This trend will therefore continue to open up new business opportunities for us in the future as a result of our expertise in electronics.

For example, Continental is the only automotive supplier in the world to produce electronic control units for the innovative double-clutch transmission. Since the units went into series production in 2003, they have become more and more successful. This transmission features electronics that allow the driver to change gear himself with a flick of the shift stick or by pressing a switch on the steering wheel. This makes for relaxed driving with minimum consumption, gentle gearshifts, and the security of knowing that the right gear is available in an instant.

Continental's Deflation Detection System (DDS+) is an electronic measuring device that detects any loss in tire pressure indirectly from the data provided by the wheel-speed sensors in the electronic brake system. Compared with its predecessor, DDS+ identifies any changes in the vibration behavior of the tires in addition to changes in the dynamic rolling circumference. This allows a much more precise calculation of tire pressure and an earlier warning for the driver. The system is almost as powerful as the more complex and therefore more expensive direct Tire Pressure Monitoring System in the valve of a single tire.

Continental also provides the electronics for a passive (keyless) entry and driver authorization system for use in production vehicles. These systems allow vehicles to be opened and the engine started without drivers having to reach for the key. In addition, we presented our first electric locking system: an electronic control unit for electric sliding doors, trunk lids, or tailgates.

Production at low-cost sites

in %	Europe		Rest of the world	
	2005	2004	2005	2004
Automotive Systems*	23	22	52	45
Passenger and Light Truck Tires**	54	52	44	29
Commercial Vehicle Tires**	65	61	15	18
ContiTech*	17	11	36	39

* based on sales (ContiTech incl. Phoenix as from 2005) ** based on units

Safety is becoming an increasingly important factor in people's decision to buy an automobile not only in Europe, but in the U.S.A. as well. Surveys reveal that safety aspects rank between first and third, depending on the country in question. This trend is being accompanied by public authorities' measures to improve traffic safety. One particular example is the European Commission's goal of reducing fatal accidents from around 40,000 in 2000 to half this number in 2010. Our focus on the issue of safety means that we will especially benefit from this trend in future. For example, our research and development work concentrates on active safety components – including high-performance brakes, traction control systems, and ESC, as well as approaches that combine both active and passive safety elements. However, the focus on safety is also reflected in our success in enhancing winter tires or improving our run-flat systems, which enable tires to continue running safely at a defined maximum speed for a certain distance, despite a loss in pressure.

Another positive factor for Continental is the continuing globalization in the automotive industry. Manufacturers are countering the flat automobile demand in industrialized countries by continually increasing their presence in the new Eastern European, Asian, and Latin American markets. This development affects both sales volumes and, more particularly, vehicle production. At the same time, vehicle platforms are serving as a uniform basis for the various brands and models produced by individual manufacturers worldwide. For the automotive supplier industry, this means faster demand growth in Eastern Europe, Asia, and Latin America, combined with the growing need to establish dedicated local production facilities. The resulting high demand for investment will continue to boost the consolidation process in the supplier industry. As one of the world's leading international automotive suppliers, Continental in particular benefits from a decisive economy of scale with regard to the necessary capital expenditure. The consolidation process in the industry will therefore generate additional growth opportunities.

A systematic entrepreneurial approach

Our business units must hold one of the leading competitive positions in their respective markets. In keeping with our corporate strategy, only those business units that can meet this requirement will remain part of the Continental Corporation in the long term. If such a leading position cannot be achieved at a manageable level of business risk, we will aim to dispose of or discontinue the business area in question. The key factors here are the investment volume on the one hand, and the time it would take to achieve the desired competitive position on the other. An example of this approach is our disposal of the Sealing Systems business unit belonging to the ContiTech division. Despite intensive efforts in the past five years, this business unit was not able to improve its weak competitive position. Since investments in the double-digit millions range did not produce the desired results within the above-mentioned period, the business unit was sold as of October 1, 2005.

To avoid excessive exposure to the cyclical automotive sector, we want about 40% of our consolidated sales to not be directly generated from this industry. This can only be achieved from a total consolidated view given that the activities of our divisions are linked to the automotive industry to varying degrees.

Sales to the automotive industry in %



100
80
60
40
20
0
96
96
31
31
21
18
62
69
61
62
2005
2004
2005
2004
2005
2004
2005
2004
2005
2004
Automotive Systems
Passenger and Light Truck Tires
Commercial Vehicle Tires
ContiTech
Continental Corporation

In 2005, 61% of our sales were generated by automotive original equipment manufacturing, and 39% from the replacement business and other areas, for example, the mining industry and the construction of machinery.

In line with our cost-conscientious approach, we are continuously expanding the proportion of production, research and development, administration, and purchasing performed at low-cost locations.

Creating value for shareholders

Now more than ever, we are required to allocate capital efficiently. In doing so, we are firmly convinced that only systematic and sustained value creation for our shareholders will lead to positive share price performance and therefore to a comparatively low cost of capital and high enterprise value.

Increase in ROCE



in € millions
ROCE in %
9,000
7,500
6,000
4,500
3,000
1,500
0
30
25
20
15
10
5
0
7,605.0
7,014.1
6,833.2
7,376.0
7,130.5
7,766.9
0.4
9.9
12.5
14.9
16.2
19.4
32.8
694.3
855.2
1,096.4
1,157.4
1,507.1
2001 US GAAP
2002 US GAAP
2003 US GAAP
2004 US GAAP
2004 IFRS
2005 IFRS
Operating assets
EBIT
ROCE in %

Employees

Even more attractive as an employer
We again improved our ranking in terms of our attractiveness as an employer to graduates. According to a study by Trendence, we moved into the top 30 companies in Germany for the first time, and reached the top 10 in a national survey in the Czech Republic, for example. This positive development is supported by our personnel marketing activities, which focus on Asia, Germany, Eastern Europe, and the U.S.A. As part of our successful Ambassador Program, we held more than 140 events at key universities in these regions and countries in 2005, with managers and experts acting as Conti University Ambassadors. We are applying the positive experiences gained from this to other core markets.

Focus on Global Engineering Excellence
In October 2005, we launched our "Global Engineering Initiative" together with eight top internationally renowned universities from three continents. At the heart of this cooperation is an extensive study of the engineering and science disciplines that will address questions such as: how does technological expertise affect the competitive positions of economies and companies; what do the global and national career paths for engineering and science graduates look like; and how can the successful exchange of knowledge between universities and companies be promoted?

The project is being led by the Technical University of Darmstadt. Other universities working on the global study are the ETH (Swiss Federal Institute of Technology) Zurich, Switzerland; the Massachusetts Institute of Technology (MIT) and the Georgia Institute of Technology in the U.S.A.; the University of São Paulo, Brazil; Tokyo University, Japan; as well as Jiao Tong University and Tsinghua University, both in China. The first results of the study are scheduled to be published in fall 2006.

1,480 young people in training at Continental
In 2005, Continental provided vocational training in technical and commercial professions for 1,480 people worldwide, including 1,214 in Germany. Around two thirds of the trainees in Germany are learning technical and one third commercial professions. 224 of these are doing a dual traineeship and will graduate in most cases with a recognized bachelor's degree.

Corporate-wide development initiatives for 155 up-and-coming managers
In the year under review, we used various corporate-wide initiatives to specifically develop the careers of around 155 up-and-coming managers: as in previous years, more than 60 young managers were assigned cross-divisional, cross-functional, and international duties as part of our "Cross Moves" initiative.

72 new recruits took part in our "Talent Development Process" with an integrated assessment center, while 17 participants successfully completed our "International Management Program."

Shared responsibility for staff development and training
The Corporation spent around €22 million worldwide on continuing professional development in 2005. Technical developments and global competition on the one hand and demographic changes on the other are increasing the pressure on people to obtain the further education measures they need. The introduction of the training agreement at ContiTech's German locations and in the tire divisions means that annual employee and performance reviews have become standard practice worldwide.

In keeping with our maxim of life-long learning, qualification measures can be supplemented by employees investing their own time in learning, without any additional costs being incurred. This also enables us to offer on-the-job training and career models for high potentials in our factories, which gives these employees the opportunity to underpin their career progress at Continental with recognized qualifications that are also relevant on the external labor market.

Value-oriented compensation for all executives
In 2005, we continued to extend the principle of value-oriented compensation. Following the group of senior executives, a corresponding system will be applied to the levels of management below them worldwide in 2006. Depending on their position, executives can achieve a variable salary component of up to 20% or 40% of their fixed income. Bonuses are determined by three parameters: the value created year-on-year by the executive for his business unit, the return on capital employed (ROCE), and the attainment of individual goals.

Profit sharing rewards employees for successful work

In line with our performance-related compensation policy, we again made a discretionary payment to our staff as a reward for the Corporation's performance in fiscal year 2005. The total volume of profits shared with employees rose by more than 25% over the prior year to €19 million. This not only reflected our thanks and recognition for their achievements – it also enabled Continental to underline its principle of value creation, which forms part of the Company's culture of excellence.

Pension scheme further harmonized and extended

Our international pension strategy is focusing on switching from defined benefit to defined contribution plans in order to offer both employees and the Company a sustainable and readily understandable pension system. We continued to implement this strategy in 2005, especially by switching the salaried employees at our U.S. companies to a defined contribution pension system. This change helped us improve our competitiveness at this high-wage-cost location.

In Germany, we again substantially increased the participation rate by over 10% in 2005 over the prior year for the deferred compensation supplemental pension plan. We helped this trend by encouraging our staff to contribute their entire lump-sum payment from the chemical industry wage agreement to this pension plan.

Environmental, Safety, Security, and Health protection improved continuously

Our Environmental, Safety, Security, and Health departments work together closely to create a healthy working environment. The health initiatives pursued by the human resources and medical services departments worldwide are an integral part of our employee attendance improvement policy.

The trends for sickness absences and accident rates reflect the success of our systematic efforts.

The number of accidents per million hours worked fell by 38.0% in the past five years to 9.3, and by 17% from 11.2 to 9.3 from 2004 to 2005 alone.

The number of hours lost due to accidents per million hours worked dropped by 44.1% in the past five years to 1,223. Between 2004 and 2005, this figure declined by 13.4% from 1,412 to 1,223.

Labor-cost management introduced successfully

Labor costs are a key economic parameter that account for 22.1% of sales. Our human resources and finance functions have therefore created a corporate-wide labor-cost management system to detect undesirable developments early enough to initiate suitable measures. For example, we were able to save around €0.5 million in France and around €4.0 million in Germany by modifying our deployment of temporary workers. At the same time, we also issued guidelines for all countries in which Continental operates with collective wage agreements.

We have implemented labor-cost reduction programs together with the employee councils and the respective union at 17 German locations, including six in 2005. These programs are comparable to the non-compensated return to a 40-hour working week and represent savings of about €40 million in labor costs per year. They fulfill the key economic prerequisites for maintaining, and in some cases expanding, these sites. The programs entail an investment volume of about €40 million as well. We see them as proof that it is possible to reconcile global competitiveness with social partnership at Continental.

	2005	**2004**	**2003**	**2002**	**2001**
Absences due to sickness in %[1]	4.3	4.6	5.0	6.4	6.4
Accident rate[2]	9.3	11.2	11.1	12.7	15.0
Time lost[3]	1,223	1,412	1,506	2,183	2,189

[1] Time lost due to sickness = paid and unpaid absences as a percentage of contractual working hours.

[2] Accident rate = number of industrial accidents worldwide resulting in the loss of one or more working-day equivalents per million hours worked.

[3] Time lost = number of hours lost due to accidents per million hours worked.

Employees by division (as of December 31, 2005)



28.0% (22,331)
ContiTech
30.3% (24,189)
Automotive Systems
100%
(79,849)
Continental
Corporation
10.3% (8,239)
Commercial Vehicle Tires
0.2% (180)
Others
31.2% (24,910)
Passenger and Light Truck Tires

Employees by region (as of December 31, 2005)



10.4% (8,273)
Asia
38.8% (30,974)
Germany
14.8% (11,785)
NAFTA
100%
(79,849)
Continental
Corporation
4.6% (3,710)
Other countries
31.4% (25,107)
Europe excluding Germany

Environment

Continuous improvement at Continental's production facilities

The Company's responsibility to protect the environment was laid down by Continental at the beginning of the 1990s in our corporate guidelines, The Basics. By doing so, we acknowledged early on the fact that the global expansion of our corporate production is also reflected in an increasing use of natural resources, rising energy consumption, and the release of substances into the environment.

In line with The Basics, an internal environmental management system was developed in 1992 and gradually introduced worldwide, with the objective, among other things, of minimizing resource consumption and continuously reducing environmental impact. Location-specific objectives to reduce consumption and environmental impact play a particularly important role in this environmental management system. Compliance with the targets mentioned is reviewed via annual internal and external audits conducted as part of the international standard ISO 14001. In this context, environmental indicators for specific consumption and emissions per ton of finished product are derived. Examples include energy and water consumption, waste production and CO_2 emissions.

The following graphs give an overview of the environmental contribution of Continental's production facilities.

Energy consumption per ton of product


120
100
80
60
40
20
0
100%
89.3%
77.9%
73.1%
72.2%
2001
2002
2003
2004
2005

Basis: 2001 = actual consumption

Water consumption per ton of product


120
100
80
60
40
20
0
100%
90.7%
72.3%
65.1%
60.7 %
2001
2002
2003
2004
2005

Basis: 2001 = actual consumption

We have been able to continuously decrease the specific **energy consumption** in Continental AG's plants by a total of around 28% since 2001. This reduction is proof of well-functioning energy management and a responsible approach to all types of energy use: electricity and process heat, as well as heating energy and lighting.

We reduced specific **water consumption** by more than 30%. Both the increased use of closed cooling systems and the intensive training of employees led to this significant decrease.

Waste production per ton of product



120
100
80
60
40
20
0
100%
90.6%
78.5%
74.3%
71.8%
2001
2002
2003
2004
2005

Basis: 2001 = actual consumption

Waste production
Recycling of materials and energy recovery from waste

CO_2 emissions per ton of product



120
100
80
60
40
20
0
100%
91.5%
78.4%
70.3%
69.4 %
2001
2002
2003
2004
2005

Basis: 2001 = actual consumption

Constant efforts to improve production processes and strict, end-to-end waste management led to a reduction in **waste production** of almost 30% since 2001. At the same time, the waste recycling rate rose to over 75%.

Global climate change can only be halted by reducing the emission of greenhouse gases. The reduction of specific **CO_2 emissions** from Continental's production facilities by more than 30% reflects our efforts to meet this responsibility. To achieve this, it was necessary to introduce measures in the plants that contributed overall to this substantial reduction in CO_2 emissions. These include the use of efficient boiler systems, energy management in the plants, and the education of employees about this globally important topic.



-4-3, 4-3-3 or 3-5-2 – there are widely varying philosophies on which team tactics to employ in order to ensure success. One thing, however, is sure: successful football needs an effective system.

We believe in the superiority of the system: we develop and network components and modules, creating sophisticated solutions. Our products are the result of an intensive dialog with the customer. One example is our APIA project (Active Passive Integration Approach) for the integration of active and passive safety components. This project opens up new dimensions when it comes to improving vehicle safety. APIA analyzes the hazard potential, prevents accidents and minimizes the consequences of accidents. The system is nearing production readiness.


It is all a question of having
the right system.

The second round for the teams from Petaling Jaya and Alor Setar was characterized by the excellent tactical approach of both teams. Final score: 3:0 for Petaling Jaya.

ContiTeamCup, August 7, 2005, Petaling Jaya, Malaysia.

Market Environment

The following information on inflation and growth rates for 2005 reflects the estimates available at the time this Annual Report went to print.

Overall economic development

As in 2004, the global economy developed dynamically, although there were substantial regional differences. Global growth in gross domestic product (GDP) in 2005 was slightly lower than the previous year's 4.0%. In the Eurozone, GDP growth in 2005 continued to trail the global growth rate, increasing by 1.5%.

The low key interest rates set by the central banks in the most important industrial countries supported the positive economic development. The increase in prices for raw materials that started in 2004 continued in 2005 and led to oil prices hitting a high of more than 70 U.S dollars in the second half of the year. A barrel of oil (WTI) cost an average of 54.64 U.S. dollars compared with 41.54 U.S. dollars the previous year.

Germany

With GDP growth of around 1%, Germany was among the countries in Europe with below-average growth. Only Italy, Portugal, and the Netherlands recorded lower growth. Germany further expanded its export volume, again positioning itself as the world leader in the field. Automobile exports also increased in 2005 by 3.5% to 3.8 million vehicles. The weak point of the German economy remained private consumption, which was stagnant for the fourth year in a row. The inflation rate rose to just over 2%, due to higher energy prices in particular. The yield on ten-year government bonds (Bunds) fell to a historic low of less than 3.0% in September 2005, but rose again to 3.3% by the end of the year.

Western Europe/Eurozone

GDP growth in the Eurozone slowed slightly in 2005 to 1.5%, while the inflation rate, at 2.2%, remained above the ECB's target (European Central Bank) of 2.0%.

The ECB raised key rates in December for the first time in more than five years. The rapid growth in the money supply, the fluctuation in the inflation rate around the 2.0% mark and the risks from a possible upward spiral due to climbing prices and wages led to an increase of 0.25% to 2.25%.

Central and Eastern Europe

Growth in the Eastern European countries eased off slightly, but was still higher than that in the Eurozone, with growth rates of over 3% being recorded in Hungary, Poland, Slovakia and the Czech Republic. The inflation rate declined to between 1.8% and 3.7% in the individual countries. Eastern European currencies such as the Polish zloty as well as the Slovak and Czech korunas continued their 2004 rise against the euro with a slight increase, while the Hungarian forint eased slightly year-on-year.

America

The U.S.A. remained the growth driver for the global economy in 2005. Growth of 3.5% was accompanied by an increase in investment, which also led to a rise in German exports to the U.S.A. Consumer demand climbed further, resulting in sales of around 17 million passenger cars and light vehicles, as in 2004. The inflation rate increased to 3.5%.

The U.S. Federal Reserve Bank raised key rates sharply. The policy of small interest rate increases lifted rates to 4.25% at the end of 2005. Until mid-2004, the Fed Funds Rate has been 1.0%. As a result, the interest rate differential on cash investments in U.S. dollars and investments denominated in euros and yen expanded strongly in 2005 and supported the rise of the U.S. dollar, in particular against the euro and also against the yen. The appreciation of the U.S. dollar against the euro led to exchange rates of less than 1.17 U.S. dollars per euro compared with 1.36 U.S. dollars at the end of 2004.

Latin America profited from the increased demand for raw materials and the positive economic development of North America. Growth was around 4.0% compared with 6.0% in 2004. The Brazilian real in particular appreciated strongly against the U.S. dollar and the euro against the background of the high interest rates, rising by more than 20% year-on-year against the euro.

Asia

Growth rates in East Asia remained above average, with China again reaching GDP growth of over 9%. Both China and India have turned into Asia's growth drivers and also generated increased demand for equipment and machinery, including from Europe.

China's demand for raw materials played a major role in the increase in commodities prices, while this nation is at the same time growing more and more strongly as an exporter of goods. Private consumption by the inhabitants of the world's most populous country also increased. The Chinese yuan remains undervalued, which continues to benefit Chinese exports. The yuan's peg to the U.S. dollar was eased in mid-2005. The 2% revaluation by China's Central Bank was combined with the introduction of a peg to a basket of currencies including the U.S. dollar, the euro and the yen.

Japan is also continuing its growth course and recorded GDP growth in 2005 of around 2.5%; prices remained almost stable. This growth was helped by a rise in consumer spending.

Industry development

Our most important sales markets include the original equipment business, which comprises manufacturers of automobiles and commercial vehicles, and the replacement business for passenger, light truck and commercial vehicle tires in Western and Central Europe and the NAFTA region.

Automobile production

Vehicle production volumes, which are important for our original equipment business in the light vehicle segment, reached a global total of 63.4 million vehicles in 2005. In comparison with the previous year, growth rose by 3.4%, a slight decline after a 4.6% increase in 2004. Vehicle production was down in 2005 in our most important sales regions. In Western Europe, production dropped to 16.1 million vehicles. This represents a decrease of 1.8%. In the NAFTA region, 15.7 million vehicles were produced in the light vehicles segment, leaving the market unchanged as against 2004.

In other sales regions, vehicle production rose year-on-year in 2005. Production in Eastern Europe climbed by 7.7% to 4.2 million units, and in South America by 12% to 2.8 million units. In Asia, production increased from 21.5 million to 23.2 million vehicles, or 7.9%.

Commercial vehicle production

The volume of commercial vehicles produced grew again in 2005 and opened up additional growth opportunities for our business in original equipment. In 2005, a total of 2.2 million vehicles were produced worldwide. This represents an increase of 5.2% compared with 2004. However, the growth in production volumes lost momentum over 2004. Nonetheless, the previous year's volumes were exceeded in almost all regions.

The Western European and NAFTA regions, important for our sales, developed positively. In Western Europe, production volumes rose by 7.0% to 460,000 units. In the NAFTA region, a volume of 590,000 vehicles was reached. This represents an increase of 20.4%

Development was weaker in Eastern Europe and South America. The volume of commercial vehicles produced in Eastern Europe was 130,000 units, 8.3% lower than the previous year. In South America, an increase of 10% as against 2004 was reached with 110,000 units. In Asia, the number of commercial vehicles produced declined by 40,000 units. This represents a drop of 4.0% last year.

Production of light vehicles** in millions of units	2005*	2004	2003	2002	2001
Western Europe	16.1	16.4	16.4	16.5	16.8
Eastern Europe	4.2	3.9	3.3	2.9	2.9
NAFTA	15.7	15.7	15.9	16.4	15.5
South America	2.8	2.5	1.9	1.9	2.0
Asia	23.2	21.5	20.0	18.5	16.8
Africa and Middle East	1.4	1.3	1.1	0.9	0.8
Total	**63.4**	**61.3**	**58.6**	**57.1**	**54.8**

Source: Global Insight * preliminary estimate ** cars and light commercial vehicles (< 6t)

Production of heavy vehicles (> 6t) in thousands of units	2005*	2004	2003	2002	2001
Western Europe	460	430	380	360	380
Eastern Europe	130	120	90	80	80
NAFTA	590	490	360	360	330
South America	110	100	70	60	70
Asia	950	990	790	710	570
Total	**2,240**	**2,130**	**1,690**	**1,570**	**1,430**

Source: Global Insight * preliminary estimate

Passenger tire replacement business

In the passenger tire replacement business, which also includes light truck and 4x4 tires, our most important markets are in Western and Central Europe and in the NAFTA region. Both markets were stronger in 2005 than in 2004. In Western and Central Europe, the number of passenger tires sold rose to 235.2 million units. This represents an increase of slightly less than 1% over 2004. In the NAFTA region, the number of tires sold increased by 1.7% to 273.9 million units.

Truck tire replacement business

Our truck tire replacement business also largely depends on our unit sales in the Western and Central European markets, as well as in the NAFTA region. In Western and Central Europe, the total sales volume declined by 4.4% to 10.8 million units in 2005. By contrast, the number of truck tires sold in the NAFTA region rose by 6.0% to 21.2 million units.

Markets for raw materials

Developments on many markets for raw materials in 2005 were mixed. In the first half of the year, the markets appeared to stabilize at high price levels. At the beginning of the second half of the year, demand from China for raw materials picked up again and at the same time, speculation increased. Natural disasters such as hurricanes Rita and Katrina in the U.S.A. further increased price pressure on the global commodities markets.

Natural rubber is an important raw material for the Continental Corporation, particularly for the tire divisions and ContiTech. It is traded on the Singapore and Tokyo commodity exchanges, which were also affected by the general strong price pressure on the markets for raw materials. While prices were relatively stable with only slight price fluctuations in the first half of the year, roughly on par with 2004, they rose from the beginning of July and reached a new ten-year high on October 12. From the

Replacement sales of passenger, light truck and 4x4 tires in millions of units	2005	2004	2003	2002	2001
Western and Central Europe*	235.2	232.9	224.2	212.5	205.7
NAFTA**	273.9	269.4	262.1	257.8	255.0

* Source: ERMC and own surveys, no comparable data available for Eastern Europe.

** Source: RMA, RAC, PricewaterhouseCoopers.

Replacement sales of truck tires in millions of units	2005	2004	2003	2002	2001
Western and Central Europe*	10.8	11.3	11.3	10.9	10.9
NAFTA**	21.2	20.0	18.9	18.1	16.8

* Source: ERMC, no comparable data available for Eastern Europe.

** Source: RMA, RAC, PricewaterhouseCoopers, Mexico Rubber Association.

middle of October onwards, the price for natural rubber stabilized again at a very high level. Continental buys various types of natural rubber, primarily in Thailand, Malaysia and Indonesia. The price trend tends to be stable. For instance, on December 30, 2005, natural rubber type TSR 20 was listed on the Singapore exchange SICOM as FOB at 1.67 U.S. dollars/kg. The average price for natural rubber in Q4 2005 was the highest quarterly average since Q1 1995.

In addition to natural rubber, which we use directly, crude oil is the most important base for many of the materials used in production, such as synthetic rubber, carbon black, and chemicals, although the production involves a number of processes and is carried out by our suppliers. The crude oil market in 2005 was dominated by rising prices for the third year in a row. The price for crude oil reached another historic high of 70 U.S. dollars per barrel at the end of August, following a steady increase during the first eight months. The average cost rose by 36.4% over the prior year.

Metals, which we only buy in a highly processed form, such as formed and machined parts, are another base material for production. Following the substantial price increases for crude steel in 2004, the situation stabilized in the year under review. Both the supply situation at our suppliers and prices eased slightly during the year. However, the average price for crude steel was around 10% higher than the average for the previous year.

Earnings and Financial Position

Procurement
In 2005, in spite of a series of natural disasters, it was possible for Continental to avoid supply shortages for raw materials through joint efforts with its suppliers.

By bundling our purchasing activities further, we were able to leverage additional synergies. In addition to the successful integration of Phoenix, corporate-wide purchasing was extended to include material groups and services that had traditionally been sourced locally. These two measures were supplemented by further expansion of global purchasing activities; this was achieved by intensifying our purchasing presence in the important procurement markets, particularly in Asia. This helped to cushion the impact of price increases from the above-mentioned raw materials markets for Continental. Price increases for the various raw materials procured by Continental amounted to around €211 million in total.

Continental's purchasing volume rose by approximately 14.5% to €8.7 billion (2004: €7.6 billion).

Research and development
Expenditure on research and development (R&D) rose by €65.6 million or 12.5% to €589.4 million from €523.8 million in 2004, amounting to 4.3% of sales (2004: 4.2%). This increase is primarily due to the consolidation effect of €19.0 million following the acquisition of Phoenix and the €38.9 million rise in R&D expenditure in the Automotive Systems division.

The requirements for recognizing intangible assets from development activities (IAS 38) in the ContiTech, Passenger and Light Truck Tires, and Commercial Vehicle Tires divisions were not met. In the Automotive Systems division, intangible assets from development activities are recognized in connection with the initial product development in the original equipment business. Costs are capitalized as of the point in time at which we have been nominated as a supplier by the original equipment manufacturer and have successfully fulfilled a specific pre-release stage. Capitalization ends with the approval for unlimited series production. The costs of customer-specific applications, pre-production prototypes, and testing for products already being sold, continue to be expensed as incurred. Capitalized development expenses are amortized over a useful life of three years, using the straight-line method. The useful life reflects the time in which an economic benefit is likely to be achieved from these development projects.

In the past, new projects in the tire divisions, especially the expansion of our operations in Asia, were pooled in a separate business unit. With the purchase of our

Trends in prices



Natural rubber
Crude oil
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005

Employees in research and development	2005	2004
Automotive Systems	3,630	3,341
Passenger and Light Truck Tires	687	664
Commercial Vehicle Tires	244	221
ContiTech	795	959
Continental Corporation	**5,356**	**5,185**

Continental Corporation in € millions	2005	2004	Change in %
Sales	13,837.2	12,597.4	9.8
EBIT	1,507.1	1,157.4	30.2
ROS (%)	10.9	9.2	–
Operating assets	7,766.9	7,130.5	8.9
ROCE (%)	19.4	16.2	–
Net income attributable to the shareholders of the parent	929.6	716.2	29.8
Earnings per share (in €)	6.38	5.19	22.9
Capital expenditure	871.8	703.0	24.0
Depreciation and amortization	741.8	667.2	11.2
Number of employees	79,849	80,586	- 0.9

Sales in € millions	2005	2004	Change in %
Automotive Systems	5,230.6	5,007.7	4.5
Passenger and Light Truck Tires	4,444.6	4,104.2	8.3
Commercial Vehicle Tires	1,379.2	1,500.7	- 8.1
ContiTech	2,894.2	2,063.4	40.3
Other	- 111.4	- 78.6	–
Continental Corporation	**13,837.2**	**12,597.4**	**9.8**

Malaysian company Continental Sime Tyre, these activities became increasingly significant. In 2005, the decision was made to expand Continental Sime Tyre as part of the worldwide production strategy. As a result, all project activities have been taken on as of 2005 directly by the individual business units of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions. Given these activities were carried out by the individual business units, this affected the scope of consolidation of the tire divisions. If the transfer of these activities had been fully completed already on January 1, 2004, sales in the Passenger and Light Truck Tires division would have increased by €149.8 million and EBIT by €9.6 million, and the sales and EBIT in the Commercial Vehicle Tires division would have decreased accordingly.

Sales

Consolidated sales increased by 9.8% to €13,837.2 million (2004: €12,597.4 million). Before foreign exchange rate and consolidation effects, this corresponds to a rise of 3.7% over the prior year. Phoenix contributed €985.3 million to revenue in 2005.

Before consolidation changes and foreign exchange effects, all divisions outperformed 2004: Automotive Systems was up 3.8%, Passenger and Light Truck Tires 3.8%, Commercial Vehicle Tires 6.2%, and ContiTech 2.4%.

Significant changes in the scope of consolidation in 2004 arose from the sale of the Agricultural Tires business unit and ContiTech Ages and from the acquisition of Phoenix AG. In 2005, major changes were the sale of the Sealing Systems business unit and the acquisition of Phoenix Xtra Print.

The breakdown of the consolidated sales by the individual regions is as follows:

Sales by region in %	2005	2004
Germany	34	33
Europe excluding Germany	36	38
NAFTA	20	20
Asia	7	7
Other countries	3	2

EBIT	in € millions		% of sales	
	2005	2004	2005	2004
Automotive Systems	570.1	498.9	10.9	10.0
Passenger and Light Truck Tires	669.0	424.8	15.1	10.4
Commercial Vehicle Tires	153.0	104.0	11.1	6.9
ContiTech	160.4	151.0	5.5	7.3
Other	- 45.4	- 21.3	–	–
Continental Corporation	**1,507.1**	**1,157.4**	**10.9**	**9.2**

EBIT

EBIT rose by 30.2% to €1,507.1 million (2004: €1,157.4 million). The return on sales was 10.9% (2004: 9.2%). In 2005, Phoenix recorded an EBIT of -€1.0 million after restructuring measures and the loss from the committed disposal of the Stankiewicz business unit.

In 2005, net income was again impacted by an increase in raw material prices. In particular, increases in the price of synthetic rubber, chemicals and steel – the most important elements in Continental's purchasing portfolio besides natural rubber – reduced net income by approximately €211 million. To a large extent, the higher price of raw materials was offset by sales price and mix improvements as well as – in Europe – the relatively weak dollar.

In 2004, consolidated earnings were negatively affected by the following special factors: €25.1 million restructuring costs relating to ISAD; €14.5 million restructuring costs for plants in Nabern, Germany and Asheville, U.S.A.; and €70.9 million restructuring costs in Mayfield, U.S.A. as well as €51.5 million impairment losses at the tire factory in Charlotte, U.S.A.; €26.9 million relating to the abandonment of the Russian joint venture in Moscow; €18.5 million exit costs for ContiTech Clouth in Cologne Germany; and impairment losses on property, plant, and equipment; a €4.1 million write-down on an American investment; and a €5.1 million loss on the sale of ContiTech Ages, Italy. In total, the impact on earnings from special effects in 2004 amounted to €216.6 million.

In 2005, the goodwill impairment test for the Electric Drives business unit, within the Automotive Systems division, led to a recognition of impairment losses in the amount of €36.6 million, largely due to the earnings level. Accordingly, the goodwill assigned to that business unit of €21.8 million was written off and the remaining excess impairment was allocated pro rata to the other fixed assets.

In 2005, the defined benefit pension plans for U.S. employees were frozen and converted to defined contribution plans. This resulted in a one-time reversal of €26.6 million, due primarily to the fact that salary increases are no longer relevant.

Hourly-paid workers at unionized tire plants in the U.S.A. have been granted certain post-employment benefits as part of collective agreements, particularly for pensions and healthcare costs. The collective agreements had provided for the possibility of adjusting these benefits. In the third quarter of 2005, a final settlement was reached with employee representatives to the effect that no further adjustments would be made for the remaining term of the agreements. Previously, under U.S. GAAP, the estimated adjustments had been deferred over the remaining term of the plan, and, accordingly, the settlement would not have had a significant impact on the recognized amounts. As part of the transition to IFRS as of January 1, 2004, the previously deferred amounts were charged to equity in accordance with IFRS 1. Accordingly, this led to a reversal in the current period for pension and post-employment medical benefits in the amount of €108.1 million.

The failure to achieve process efficiencies and the related operating results led to impairment losses in the amount of €27.0 million on property, plant, and equipment for passenger and light truck tire production at the Mt. Vernon plant in the U.S.A., and in the amount of €31.0 million at the San Luis Potosí plant in Mexico. At the Charlotte plant in the U.S.A., production of passenger and light truck tires was scaled down and the workforce reduced by 186 employees, which had no significant impact on earnings. However, property, plant, and equipment for the passenger tire production at the Charlotte plant were written down as further impaired in the amount of €7.6 million and property, plant and equipment at the Mayfield plant in the amount of €1.0 million.

As part of the integration of the Malaysian plants, it was committed to limit the production of passenger and light truck tires to one plant as of the second half of 2006. This led to impairment losses in the amount of €2.2 million.

With growth rates in the passenger tire market failing to meet expectations, staff levels at the Hanover-Stöcken plant will be phased down by roughly 10% to the end of 2007. The layoffs affect 320 employees in the passenger tire production. In the event of a market slowdown, measures will be taken to operate low-cost plants at full capacity and scale back capacity at high-cost plants. The production of passenger tires in Hanover-Stöcken is the smallest tire manufacturing unit in Europe at an annual output of just 1.4 million tires and the most expensive. It is therefore to be phased out, resulting in severance costs and an impairment in the amount of €13.8 million.

The impairment loss of €1.7 million for the bias-ply tire production at a plant in Malaysia was more than offset by the €3.2 million reversal of a previously assumed loss for off-the-road tire production at the Bryan plant in the U.S.A.

A net loss of €25.6 million was realized on the disposal of the Sealing Systems business unit, and was already included in full as of October 1, 2005. In addition, the ContiTech division's EBIT was impacted by restructuring costs of €52.4 million, primarily relating to Sealing Systems and Phoenix.

At the end of 2005, it was resolved to sell the non-strategic Stankiewicz business unit. The sale process had not yet been concluded at the time the consolidated financial statements were prepared. Nevertheless, the loss on disposal of €25.0 million was fully recognized and the assets shown as held for sale, along with the liabilities related to the assets held for sale.

The impact from special factors in 2005 totaled €86.0 million.

Before consolidation and special effects, EBIT rose by €165.1 million compared with the prior year.

Net interest expense

At €104.4 million, interest expense fell by €13.6 million compared with the previous year (2004: €118.0 million) mainly from the reduction in indebtedness and the positive effects from the bond repurchases in 2004. In 2005, these effects were offset by expenditures of €1.2 million from further repurchases of bonds issued by Continental Rubber of America, and of €5.6 million for bonds issued by Continental AG, as well as the upfront fees from the renewal of the €1.5 billion Multi-Currency Revolving Credit Facility.

Tax expense

The overall income tax expense amounted to €450.5 million (2004: €300.4 million), for an effective tax rate of 32.1% (2004: 28.9%).

The relative increase in the tax rate compared to the previous year resulted mainly from tax reductions in 2004 amounting to €60.0 million, for which deferred tax assets had not been previously recognized, in the course of the continuing worldwide integration of the passenger and light truck tire activities.

Net income attributable to the shareholders of the parent rose by 29.8% to €929.6 million (2004: €716.2 million). This corresponds to an improvement of €213.4 million and earnings per share of €6.38 (2004: €5.19).

Reconciliation of EBIT to net income in € millions	2005	2004	Change in %
Automotive Systems	570.1	498.9	14.3
Passenger and Light Truck Tires	669.0	424.8	57.5
Commercial Vehicle Tires	153.0	104.0	47.1
ContiTech	160.4	151.0	6.2
Other	- 45.4	- 21.3	–
EBIT	**1,507.1**	**1,157.4**	**30.2**
Net interest expense	- 104.4	- 118.0	11.5
Earnings before income taxes	**1,402.7**	**1,039.4**	**35.0**
Income taxes	- 450.5	- 300.4	- 50.0
Net income	**952.2**	**739.0**	**28.8**
Minority interests	- 22.6	- 22.8	0.9
Net income attributable to the shareholders of the parent	**929.6**	**716.2**	**29.8**
Earnings per share (in €)	6.38	5.19	22.9

Operating assets

The consolidated operating assets increased by €636.4 million to €7,766.9 million compared with the 2004 year-end. Nearly half of this increase of €322.6 million was due to exchange rate effects attributable above all to the strength of the U.S. dollar and the Mexican peso against the euro. Changes in the scope of consolidation, all in the ContiTech division, more or less canceled each other out: the additions to operating assets from the first-time consolidation of Phoenix Xtra Print (€32.1 million) in July 2005 were offset by the disposals in the amount of €36.4 million from the sale of the ContiTech Sealing Systems business unit as of October 1, 2005.

The increase in operating assets was due equally to the rise in non-current and current assets. Apart from the addition from the acquisition of Phoenix Xtra Print in the amount of €14.2 million, the change in goodwill is due to the write-down of €21.8 million in the Automotive Systems division, which in turn was partially offset by exchange rate effects relating to goodwill at Continental Teves, Inc.

In addition to capital expenditure, which exceeded depreciation and amortization by €174.9 million, exchange rate effects in the amount of €146.2 million were the main factor contributing to a €201.3 million rise in property, plant, and equipment.

Additions to investments in associates are primarily due to the share in at-equity earnings.

In addition to special funding (€44.1 million) as well as exchange rate effects, the increase in deferred pension charges in the amount of €79.7 million is due to the freeze of defined benefit pension plans for salaried employees in the U.S.A., combined with the switch to defined contribution pension plans.

Working capital increased by €176.3 million overall, largely due to exchange rate effects (€103.7 million).

Operating assets	in € millions		ROCE in %	
	Dec. 31, 2005	Dec. 31, 2004	2005	2004
Automotive Systems	3,099.7	2,846.9	18.4	17.5
Passenger and Light Truck Tires	2,488.2	2,121.8	26.9	20.0
Commercial Vehicle Tires	833.7	774.7	18.4	13.4
ContiTech	1,318.2	1,361.3	12.2	11.1
Other	27.1	25.8	–	–
Continental Corporation	**7,766.9**	**7,130.5**	**19.4**	**16.2**

Value management

Continental uses the percentage return on capital employed (ROCE) as a key performance indicator at all management levels. In addition, Continental Value Contribution (CVC) measures the absolute amount of value achieved, and Delta CVC captures the change in absolute value over the previous year. This change in the absolute contribution allows us to monitor the extent to which management units generate value-creating growth or employ resources efficiently.

The ROCE for the Continental Corporation was 19.4% (2004: 16.2%).

In the year under review, all divisions contributed to value, in terms of both CVC and Delta CVC.

Capital expenditure

Additions to property, plant, and equipment and software totaled €871.8 million, up €168.8 million on the previous year (€703.0 million) and amounted to 6.3% of sales (2004: 5.6%).

Automotive Systems invested primarily in a new generation of electronic brake and safety systems as well as in the areas of brake actuation, body electronics and chassis and powertrain. Investment was focused on Germany, Japan, Mexico, the Philippines, Slovakia, Hungary and the U.S.A. The foundation brakes unit constructed a new production facility in Zvolen, Slovakia, which will be put into operation in 2006. The capital expenditure at Automotive Systems amounted to 6.8% of sales (2004: 5.5%).

The tire divisions continued to expand capacity at their low-cost locations. Here, the main priority was on the construction of our new tire plant in Camaçari, Brazil, which is scheduled to commence production of passenger and light truck tires in 2006. The capital expenditure for Passenger and Light Truck Tires increased to 6.6% of sales (2004: 6.1%) and to 8.6% in the case of Commercial Vehicle Tires (2004: 5.4%).

ContiTech invested in rationalizing production processes and in customer projects. The capital expenditure ratio was down to 3.4% of sales (2004: 4.5%) because using free capacity resulting from the merger of ContiTech and Phoenix was given first priority.

Depreciation and amortization

Total depreciation and amortization rose by €74.6 million to €741.8 million (2004: €667.2 million), corresponding to 5.4% of sales (2004: 5.3%). 2005 included €107.1 million (2004: €74.7 million) in impairment losses.

Capital expenditure	**in € millions**		**% of sales**	
	2005	**2004**	**2005**	**2004**
Automotive Systems	357.0	273.7	6.8	5.5
Passenger and Light Truck Tires	291.9	251.1	6.6	6.1
Commercial Vehicle Tires	118.9	80.9	8.6	5.4
ContiTech	98.8	92.6	3.4	4.5
Holding	5.2	4.7	–	–
Continental Corporation	**871.8**	**703.0**	**6.3**	**5.6**

Depreciation and amortization	**in € millions**		**% of sales**	
	2005	**2004**	**2005**	**2004**
Automotive Systems	282.0	248.2	5.4	5.0
Passenger and Light Truck Tires	259.1	240.8	5.8	5.9
Commercial Vehicle Tires	69.4	76.7	5.0	5.1
ContiTech	128.0	99.0	4.4	4.8
Holding	3.3	2.5	–	–
Continental Corporation	**741.8**	**667.2**	**5.4**	**5.3**

Consolidated balance sheets

At €10,547.7 million (2004: €9,695.9 million), **total assets** were up €851.8 million, due primarily to the stronger U.S. dollar and Eastern European currencies, capital expenditure on property, plant, and equipment as well as an increase in the current assets. Given the rise in consolidated sales, it was possible to maintain capital turnover at a constant level.

The increase in **non-current assets** resulted primarily from exchange rate effects, the at-equity share of earnings in associates, higher deferred taxes and capital expenditure on property, plant, and equipment, especially in the tire plant in Brazil. Furthermore, goodwill increased as a result of the acquisition of Phoenix Xtra Print, which was partially offset by impairment losses in the Automotive Systems division. Deferred pension charges increased mainly from contributions into pension funds in the United Kingdom and the U.S.A. as well as the switch from defined benefit pension plans to defined contribution pension plans for employees in the U.S.A., after which the entitlements from the defined benefit pension plans were frozen. The market values of the long-term derivative instruments, on the other hand, decreased from the exchange rate effects as well as from the approaching maturities which correspondingly led to the rise in the related short-term portion.

Current assets rose by €611.9 million to €5,353.9 million (2004: €4,742.0 million), due primarily to an increase in the asset components of working capital.

Compared to 2004, inventories were up €146.9 million to €1,418.6 million (2004: €1,271.7 million). In addition to the operational increases, exchange rate effects also contributed. There was a negative impact from changes in the scope of consolidation, due mainly to the sale of the ContiTech Sealing Systems business unit and the reclassification of inventories from the Stankiewicz business unit to assets held for sale.

Trade accounts receivable rose by €119.0 million to €2,114.6 million (2004: €1,995.6 million) from exchange rate effects as well as operational increases. A negative impact resulted from changes in the scope of consolidation, as mentioned above.

Cash and cash equivalents were up €159.2 million to €1,273.8 million (2004: €1,114.6 million), due particularly to the relatively higher cash flow at the end of the year coming from the winter tire business.

Furthermore, current assets rose as a result of the decision to sell the Stankiewicz business unit which was accordingly classified as assets for sale, including the non-current €64.5 million fixed assets and investments.

Total equity increased mainly due to the positive result in 2005 and to exchange rate effects. This was partly offset by the payment of the dividend for the previous year and the classification of the minority interests in Phoenix as indebtedness given the binding redemption offer for their shares as part of the management and profit and loss pooling agreement. As a result, the minority interests of €49.1 million were recognized as indebtedness and the additional premium of €22.4 million from the redemption offer was charged against total equity.

Non-current liabilities were down on the previous year, because the reversal of post-employment obligations in the U.S.A. more than offset the increase from exchange rate effects and the other increases, particularly for deferred tax liabilities. Furthermore, payments were already made in 2005 in connection with the restructuring measures at the Mayfield plant from the prior year, following the final agreement with the trade union. The long-term portion of indebtedness continued to drop sharply, due primarily to further bond repurchases and approaching maturities.

The **current liabilities** were up on the previous year, due in particular to the increase in short-term indebtedness, as well as to higher tax liabilities and trade accounts payable.

Consolidated balance sheets

Assets in € millions	Dec. 31, 2005	Dec. 31, 2004
Goodwill	1,423.8	1,408.3
Other intangible assets	122.9	131.8
Property, plant, and equipment	3,267.8	3,066.5
Investments in associates	122.7	107.9
Other investments	9.3	10.5
Deferred tax assets	98.6	64.6
Long-term derivative instruments	10.2	106.2
Other long-term financial assets	51.1	43.9
Deferred pension charges and other assets	87.4	14.2
Non-current assets	**5,193.8**	**4,953.9**
Inventories	1,418.6	1,271.7
Trade accounts receivable	2,114.6	1,995.6
Other short-term financial assets	51.6	49.2
Other assets and income tax receivable	300.0	298.5
Short-term derivative instruments	62.4	12.4
Cash and cash equivalents	1,273.8	1,114.6
Assets held for sale	132.9	–
Current assets	**5,353.9**	**4,742.0**
Total assets	**10,547.7**	**9,695.9**
Capital turnover	**1.3**	**1.3**

Total Equity and Liabilities in € millions	Dec. 31, 2005	Dec. 31, 2004
Common stock	373.4	372.3
Capital reserves	1,307.8	1,297.4
Retained earnings and other reserves	1,893.0	1,036.5
Minority interests	220.8	231.0
Total equity	**3,795.0**	**2,937.2**
Provisions for pension liabilities and other post-employment benefits	1,298.0	1,357.5
Deferred tax liabilities	159.5	129.2
Long-term provisions for other risks	354.0	328.6
Long-term portion of indebtedness	942.3	1,508.7
Other liabilities	34.9	29.7
Non-current liabilities	**2,788.7**	**3,353.7**
Trade accounts payable	1,322.1	1,235.8
Income tax payable	340.8	277.9
Short-term provisions for other risks	462.3	467.1
Indebtedness	897.3	605.6
Other short-term financial liabilities	482.9	409.4
Other liabilities	416.5	409.2
Liabilities related to assets held for sale	42.1	–
Current liabilities	**3,964.0**	**3,405.0**
Total equity and liabilities	**10,547.7**	**9,695.9**
Gearing ratio in %	**13.0**	**30.0**

Reconciliation of cash flow

Net cash flow provided by operating activities increased slightly by €14.4 million to €1,542.4 million, falling to 11.1% of sales (2004: 12.1%). On the one hand, lower payments for interest offset the higher tax payments; on the other, the non-cash reconciling effects from the reversals of benefit obligations could not be compensated by the positive effects from higher depreciation.

Free cash flow fell by 3.5% to €656.0 million (2004: €679.7 million). This was mainly attributable to the non-cash effects from other changes, reflecting primarily an increase in other assets (including the effect from pension asset funding in the amount of €87.9 million) as well as a significant decrease in other accruals and other liabilities (total effect: €61.4 million). Furthermore, in 2005 the cash flow used for investing activities at €886.4 million was €38.1 million higher than the prior year (2004: €848.3 million).

Following the payment of dividends for fiscal 2004 and taking into account exchange rate effects, net indebtedness decreased by €387.9 million to €493.2 million compared with the 2004 year-end (€881.1 million). As a result, the gearing ratio improved from 30.0% to 13.0%.

Non-cash changes in net indebtedness in the prior year included the conversion of the convertible bonds from 1999 – maturing in October 2004 – in the amount of €259.0 million, which was almost completely converted.

The sharp decrease in other effects from -€230.4 million in the prior year to -€8.8 million in 2005 was mainly a result of lower indebtedness assumed through the acquisitions: in 2005 the relatively small amount for Phoenix Xtra Print compared with €240.7 million assumed through the acquisition of the Phoenix Group in 2004.

Indebtedness

At €1,839.6 million, gross indebtedness was down €274.7 million from €2,114.3 million in 2004.

The main portion of indebtedness at €1,080.5 million was bonds, down €106.2 million compared to the prior year. The change was due mainly to the early repurchase of part of the eurobond with a nominal value of €30.0 million issued by Continental Rubber of America Corp. in 1999 in total for €500 million, as well as the early repurchase of a part of the eurobond with a nominal value of €42.7 million issued by Continental AG in 2001 in total for €500 million. In addition, the medium term note emission with a value of €50.0 million was repaid on maturity in November 2005.

Liabilities to banks were up €138.3 million to €616.5 million, due primarily to a short-term bank loan taken out

in € millions	**Dec. 31, 2005**	**Dec. 31, 2004**
EBIT	1,507.1	1,157.4
Interest paid and received/income taxes paid/dividends received	- 454.8	- 442.9
Depreciation and amortization	741.8	667.2
Other non-cash changes	- 97.2	- 33.7
Changes in working capital	- 115.2	- 85.8
Other changes	- 39.3	265.8
Cash provided by operating activities	**1,542.4**	**1,528.0**
Cash used for investing activities	**- 886.4**	**- 848.3**
Cash flow before financing activities (free cash flow)	**656.0**	**679.7**
Dividends paid	- 116.3	- 70.4
Dividends paid to minority interests	- 8.3	- 3.2
Proceeds from the issuance of shares	4.8	3.9
Non-cash changes	- 73.7	341.3
Other	- 8.8	- 230.4
Foreign exchange effects	- 65.8	23.9
Change in net indebtedness	**387.9**	**744.8**

by Continental Rubber of America Corp. This was offset by principal repayments and the repayment of specific loans.

At €142.6 million, the various financial liabilities were down €306.8 million from €449.4 million in 2004. The reduction was due in particular to the non-utilization of the existing German asset-backed securitization program and the non-utilization of the asset-backed securitization program that expired at the end of 2005 in the U.S.A., in comparison to the utilization amounting to €299.6 million in 2004. The reduction of other indebtedness, due especially to the repayment of a €60.0 million promissory loan of Continental AG in December 2005, was almost fully offset by the effect of the share redemption liabilities to Phoenix shareholders.

Combined with the increase in cash and cash equivalents and derivative instruments by €113.2 million to €1,346.4 million (2004: €1,233.2 million), net indebtedness fell to €493.2 million and was €387.9 million lower than at the end of 2004 (€881.1 million).

It was therefore also possible to reduce the effective indebtedness, i.e. including non-recognized contingent liabilities on notes, by €391.2 million to €522.7 million.

Financing

In the first half of 2005, the Continental Corporation used existing liquidity to buy back and cancel additional portions of the bonds it issued in 1999 and 2001. In the first quarter of 2005, a nominal amount of €30 million of the 5.25% bond issued by Continental Rubber of America was repurchased on the market, followed by a nominal amount of €42.7 million of the 6.875% Continental AG bond in the second quarter.

In July 2005, the €1.5 billion Multi-Currency Revolving Credit Facility granted in July 2003 for a period of five years was renewed early. This allowed Continental to reduce costs for this credit line substantially and to improve the contract conditions.

On average, based on month-end values, 58.1% of debt had fixed interest rates in 2005.

Employees

The workforce of the Continental Corporation fell by 737 from the prior year to 79,849 employees. This development was primarily due to the sale of the ContiTech Sealing Systems business unit (about 1,300 employees) as well as restructuring measures implemented in the U.S.A. in the Automotive Systems division (Asheville plant: 231 employees) and the Passenger and Light Truck Tires di-vision (Mayfield plant: 765 employees). At the same time, significant numbers of additional staff were taken on in some areas due to increases in sales volume, notably in the Automotive Systems division.

Supplementary Report on Events Occurring after December 31, 2005

On January 9, 2006, we announced that we would diminish the production capacity at the tire plant in Charlotte, North Carolina, U.S.A. in two phases, resulting in total staff reductions of 513 employees. In the first step, the staff will be cut by 241 mid-March, 2006, and in the second step, by 272 at the end of June, 2006. At this point in time, the impact on earnings is still unclear, given the reduction in the workforce can still be prevented through concessions on the part of the unions.

We signed an agreement on February 3, 2006, covering the purchase of the Danish Roulunds Rubber Group, a manufacturer of power transmission belts. The company employs 1,100 people at locations in Europe and Asia. The deal, which is pending approval by the antitrust authorities, will strengthen the Power Transmission Group of the ContiTech division. We anticipate that this purchase will have a positive effect on the Group's earnings position.





n football, you cannot always tell what the match was really like by looking at the final score. In the end, may be the goals that count, but in order to judge the quality, you need to see the entire match.

he results we deliver are unmistakable, with our share price developing steadily. We do not stray from our strategy of achieving sustainable growth in value. Our convincing accomplishments are reflected in a share price increase of about 60% in 2005.



The results match.

[illegible] look like: Fermin Quintoro and Torsten Rucb of [illegible] Continental team from the Hanover Stöcken plant [illegible] tournament victory as the Hanover champions.

ContiTeamCup, July 2, 2005, Hanover, Germany.

Automotive Systems

We are number one in the world for foundation brakes and number two for electronic brake systems and brake boosters. The Automotive Systems division comprises six business units: Electronic Brake and Safety Systems, Hydraulic Brake Systems, Chassis & Powertrain, Electric Drives, Body Electronics and Aftermarket. The products are manufactured at 31 plants in 15 countries.

Highlights

We have been producing our mild hybrid system (ISAD) since 2003. This system is now the basis for our development of a full hybrid system. During 2005, we agreed a partnership with ZF Friedrichshafen AG, a leading automotive supplier of powertrain and chassis technology, to develop, produce and market systems and components with hybrid technologies for passenger and light commercial vehicles. This partnership allows us to offer auto manufacturers complete hybrid solutions, including brakes and electrical ancillary units. We have entered into a strategic partnership with Volkswagen AG to develop and supply power electronics for future hybrid projects. At the same time, Volkswagen AG awarded us together with ZF Friedrichshafen the contract for a hybrid drive unit consisting of an electric drive including power electronics. We also received three other development contracts from various European auto manufacturers.

Audi's first sport utility vehicle (SUV), the Q7, is using our advanced electronic brake regulation system and, as an option, the electronic air suspension system. The Q7 is the fourth Audi after the A6, Audi allroad quattro and A8 models to have our electronic air suspension system. The brake system boasts higher performance and functional integration. Analog controllable cut-off and block valves make for more sensitive and effective braking.

BMW's Series 3 and 1 automobiles are equipped with numerous products from our Automotive Systems division: the electronic stability program (called dynamic stability control at BMW), brake boosters, brake calipers and hoses, and electronic seat heating and adjustment systems. Like the 6-cylinder models in the 3 series, the BMW M5 sedan and M6 coupe are equipped with a highly advanced system that, in conjunction with optional active steering, ensures improved longitudinal and transverse dynamics. This means shorter braking distances, hardly noticeable braking intervention and better driving stability.

We are continuing our cooperation with DaimlerChrysler in our work for the new Mercedes-Benz M, R, and S classes. We are supplying the brake system for the M class and the Grand Sports Tourer R class, among other things. This system also offers off-road and trailer-pulling functionality. Thus, Hill Start Assist helps when maneuvering on land, but also on the road – for example, in stop-and-go traffic or on inclines. The ESC Trailer Stability Assist function recognizes when an attached unit starts to fishtail and intervenes to improve stability if necessary. Adaptive Cruise Control (ACC) calculates the distance to the vehicle ahead, taking vehicle speed into account. If the distance is too short, it reduces the speed by engaging the engine electronics and the brake system. The S class is equipped with a highly advanced electronic brake system, the electric parking brake and our Adaptive Cruise Control. Two additional proximity sensors have been added to this automatic distance control system. This allows it to work even more conveniently at close range, braking the vehicle until it stops if necessary and maintaining brake pressure, thus preventing it from rolling forward or backward. If the car ahead starts moving again, the system alerts the driver, who only has to give the signal to drive off by stepping on the accelerator or pressing a button. This makes ACC useful in city driving and stop-and-go traffic as well, and significantly relieves the strain on the driver.

Networked systems and components from Automotive Systems also make for more safety and driving comfort in the new Volkswagen Passat. They include brake boosters, brake calipers and hoses, as well as the CAN-CAN Gateway, an electronic control unit that recognizes which signals are to be transmitted to which destination within the vehicle. We provide the electronics for the double-clutch transmission, which combines the convenience of a conventional automatic transmission with the sportiness and fuel economy of a standard transmission. Automotive Systems is the world leader in this area of automatic transmissions, which is seeing unparalleled growth.

The Jeep® Commander is the fifth model from Chrysler to be equipped with Continental's Electronic Stability Control (ESC) system, which also has active rollover protection. This system detects vehicle motions that present a risk of rollover and ensures that all four wheels remain on the road.

We received several orders from General Motors to supply electronic stability controls for the U.S. market. The systems will be used in vehicles like the 2006 Pontiac Solstice.

Locations and production

Automotive Systems maintains close ties with many Asian manufacturers. Because of the dynamism of the Asian automotive industry, we are deliberately expanding our Asian activities: the new Asian headquarters in Shanghai was officially opened on January 23, 2006. 250 additional jobs for engineers were also created at a new development center in Yokohama, Japan.

The hybrid drive, electric motor, actuator and control electronics operations for various automotive applications were combined into a new center in Berlin for the Electric Drives business unit. Hybrid components consisting of power electronics, an electric motor and an energy storage system are manufactured there for General Motors. The product range also includes small motors, seat adjustment and compressor motors for air suspension systems, steering actuators and radiator fan units.

Construction of a plant in Zvolen, Slovakia, went according to plan. Production of high-performance front and rear axle brake calipers started in January 2006. Zvolen will employ a workforce of approximately 160 by the end of 2006.

Our low-cost locations in Portugal, Romania, the Czech Republic and Hungary accounted for production of 23% of European sales, compared to 22% in 2004. Our low-cost locations in Brazil, China, Mexico and the Philippines produced 52% of the non-European sales (2004: 45%).

Procurement

In 2005 the Automotive Systems division was affected both by price increases in raw materials and continued market consolidation among suppliers. In order to meet the challenges presented by these developments and the increasing expectations of our customers, a central purchasing structure was created, while the existing lead buyer system was adapted and expanded. Our aim is to leverage synergies across business units and to improve the cost structure overall by increasing purchasing from low-cost countries. One focal point is Asia, where our objectives are not only to double sales volume by 2010 but also to achieve a corresponding trend in our purchasing performance.

Research and development

Research and development expense rose by €38.9 million or 11.2% year-on-year to reach €384.9 million (2004: €346.0 million), or 7.4% of sales (2004: 6.9%).

In the Automotive Systems division, intangible assets from development activities are recognized in connection with initial product development in the original equipment business. Costs are capitalized as of the point in time at which we have been nominated as a supplier by the original equipment manufacturer and have successfully fulfilled a specific pre-release stage. Capitalization ends with the approval for unlimited series production. The costs of customer-specific applications, pre-production prototypes, and testing for products already being sold, continue to be expensed as incurred. Capitalized development expenses are amortized over a useful life of three years, using the straight-line method. The useful life reflects the time in which an economic benefit is likely to be achievable from these development projects.

In 2005, development activities included further work on the hybrid drive in conjunction with a regenerative brake system. Smart image processing was integrated into APIA (Active Passive Integration Approach) projects.

Automotive Systems in € millions	2005	2004	Change in %
Sales	5,230.6	5,007.7	4.5
EBIT	570.1	498.9	14.3
ROS (%)	10.9	10.0	–
Operating assets	3,099.7	2,846.9	8.9
ROCE (%)	18.4	17.5	–
Capital expenditure	357.0	273.7	30.4
Depreciation and amortization	282.0	248.2	13.6
Number of employees	24,189	22,583	7.1

To improve the implementation of product developments for Japanese customers, our development engineers defined Asia as a growth region and resources in Japan were boosted. Development capacities at low-cost locations were established or expanded.

Sales volumes

The Electronic Brake and Safety Systems business unit sold about 13 million ABS/ESC units during the 2005 fiscal year. The North American market saw extremely positive growth, with 1.5 million ESCs sold, nearly twice as many as in 2004. We continued to boost our market lead in wheel-speed sensors, selling in the range of 55 million. A general trend toward ESC replacing ABS and continued growth in the proportion of vehicles being fitted with the technology could be observed.

Rising volumes in the Hydraulic Brake Systems unit can basically be attributed to increases in new business and improved vehicle sales.

Increases in sales volumes at the Chassis & Powertrain business unit were largely attributable to positive growth in the area of double-clutch control units and electronic air springs.

Delays in product launches led to a drop in sales for radiator fans and seat adjuster motors in the Electric Drives unit.

The Body Electronics unit saw an overall volume increase, which overcompensated for a slight drop in door control units.

Sales

Sales by the Automotive Systems division increased by 4.5% to €5,230.6 million (2004: €5,007.7 million). Before exchange rate effects, sales grew by 3.8%.

The year-on-year growth in sales is mainly due to higher volumes for ESC, brake boosters, brake calipers, and electronic controls for entry and driver authorization systems. In particular, the number of vehicles equipped with ESC in the U.S.A. increased. The fastest growth rates were recorded in the Electronic Brake and Safety Systems business unit.

EBIT

Automotive Systems improved its EBIT by 14.3% to €570.1 million (2004: €498.9 million) and achieved a return on sales of 10.9% (2004: 10.0%) as well as a ROCE of 18.4% (2004:17.5 %).

Increased raw material prices amounting to about €37 million impacted the result, especially the rise in the price of steel in the foundation brakes business. This effect was offset by sales price and mix improvements.

Defined benefit pension plans for salaried employees in the U.S.A. were frozen, leading to an increase in the deferred pension charges with an effect on EBIT of €8.2 million, in the first six months.

The integration of ISAD's activities and the ramp-up of the first large-volume production contract had had a negative impact on EBIT of €25.1 million in 2004. In addition, Electronic Brake and Safety Systems and the brake actuation unit recognized restructuring expenses of €14.5 million.

Mainly due to the level of earnings, the goodwill impairment test for the Electric Drives business unit resulted in an impairment loss of €36.6 million in 2005. Consequently, the goodwill of €21.8 million was written off in full, and the excess was allocated to the remaining non-current depreciable assets on a pro rata basis.

Before changes in the scope of consolidation and one-time effects, EBIT rose by €50.2 million year-on-year.

Operating assets

As of December 31, 2005, the Automotive Division's operating assets rose by €252.8 million over the prior year to €3,099.7 million, including an amount of €99.9 million due to exchange rate effects.

Non-current assets increased by €147.8 million. Intangible assets decreased by €4.7 million compared with December 31, 2004. Exchange rate effects, which affected in particular the goodwill of Continental Teves Inc., partially offset the goodwill impairment of €21.8 million. Capital expenditure in excess of depreciation and amortization (€105.7 million) and exchange rate effects (€50.7 million) led to an increase in property, plant, and equipment to €1,126.8 million (2004: €979.7 million).

Working capital grew by a total of €64.5 million compared with the 2004 year-end. Accounts receivable of €692.0 million were €86.8 million higher than the year before, of which €20.6 million was due to exchange rate effects. The working capital benefited from an increase in operating liabilities of €40.4 million to €573.8 million, of which €21.2 million was due to foreign exchange rates.

Capital expenditure

Additions to property, plant, and equipment and software for the Automotive Systems division amounted to €357.0 million, up €83.3 million on the previous year (€273.7 million). The capital expenditure ratio to sales was 6.8% (2004: 5.5%). The Electronic Brake and Safety Systems business unit responded to increased demand for ESC and ABS systems in America and Europe by investing a total of over €50 million to up its production capacities. It spent more than €20 million on expanding production and assembly lines for ESC sensors, which are manufactured in Hungary and the Philippines.

The foundation brakes unit invested in the construction of a new location at Zvolen in Slovakia, from where foundation brake calipers will be shipped to a number of European customers, starting in 2006.

Investments were also made at the Nuremberg location to expand modern production facilities for transmission control devices for Audi, DaimlerChrysler, and VW.

In January 2006, a new headquarters for business in Asia was opened in Shanghai, China. A new technology center will be built in Yokohama, Japan, in order to meet the development requirements of customers in the region.

Depreciation and amortization

In the Automotive Systems division, depreciation and amortization was €282.0 million, €33.8 million higher than in 2004; it represents 5.4% of sales (2004: 5.0%).

Employees

Automotive Systems posted a 1,606 rise in personnel to 24,189. Due to positive volume growth, 243 employees were hired at our plant in Silao, Mexico, and 198 in Jicin in the Czech Republic. Continental Temic continued to expand its global workforce with 757 new hires, of whom 386 work in the Philippines, 121 in Hungary and 178 in Cuautla, Mexico. Restructuring measures led to a reduction in the workforce of 231 at the plant in Asheville, U.S.A., and of 173 in Nabern, Germany.

Passenger and Light Truck Tires

In Europe, we are the largest manufacturer of passenger and light truck tires supplied as original equipment to automobile manufacturers, and the leading producer in the sectors of winter tires and tuning tires, making us the second-largest manufacturer on the European market as a whole. The Corporation's brand names include Continental, Uniroyal (only in Europe), Semperit, Barum, General, Euzkadi, Viking, Gislaved and Mabor. While our Continental premium brand leads the original equipment and replacement markets, the other brands are well represented in the quality or budget sectors of the replacement business. Passenger and light truck tires are manufactured at 15 production plants in ten countries. The division is also responsible for our tire retail companies and for the two-wheel tire unit.

Highlights

The new ContiSportContact 3 high-speed tire, which boasts improvements over the previous model in almost all performance features, was introduced in spring 2006. Particularly worthy of mention are its improved performance on dry and wet road surfaces and better aquaplaning resistance. Because these three characteristics sometimes work against one another, it is extremely difficult to make improvements to all three simultaneously. We obtained technical approval from Audi for its RS 4 and A6 models even before market launch of the tire. High-performance tires in the ContiSportContact product line were developed specially for fast, sporty vehicles and feature precise steering response and high cornering stability right up to the stability limits. In addition, they offer optimum braking characteristics in dry and wet conditions. We supply Continental high-performance tires to almost every sports car manufacturer and vehicle tuner. To date, a total of about 24 million ContiSportContact tires have been sold.

We launched the ContiChampionContact on the market in the run-up to the 2006 FIFA World Cup™. We developed this tire using the ContiSportContact 2 high-speed tire as a basis. The sidewall, which is decorated with stylized footballs, underscores our involvement as an Official Partner of the 2006 FIFA World Cup™. The ContiChampionContact was originally intended exclusively for the vehicles of the 32 teams and the event organizer. However, the positive response prompted us to make the tire available via tire dealers starting in February 2006.

We presented the ContiPremiumContact 2 to the international trade press in February 2005. The high-performance tire for mid-range and luxury vehicles won top performance ratings from leading international magazines. The innovative 3-D grooves deliver improved braking performance on dry and wet road surfaces. The closed outer shoulder ensures precise steering, excellent cornering stability and reduced road noise; the open inner shoulder affords maximum protection against aquaplaning.

We offer a comprehensive range for cold weather: the ContiWinterContact TS 800, a customized winter tire for compact cars, has been on the market since the 2005/2006 winter season. The ContiWinterContact TS 810 was developed for mid-range and luxury vehicles, and the ContiWinterContact TS 810 Sport is available for sports cars. Both models have been available since 2004 – also in a version with run-flat capabilities (SSR technology), which allows the vehicle to keep traveling smoothly to the next service station in the event of a pressure loss. For all-wheel-drive vehicles and SUVs our range includes the Conti4x4WinterContact, and we will be adding the ContiCrossContact Winter in 2006.

In May 2005, we launched three new Continental and three new General tire lines on the North American market. The ContiProContact, a year-round tire for luxury sedans, including Audi, BMW, Chrysler, Ford, Jaguar, Mercedes-Benz and Mercury, combines new technologies for more precise steering on dry and wet road surfaces, improved cornering stability and noise reduction. It is also available in an SSR version.

The ContiCrossContact UHP (ultra-high-performance) tire for particularly sporty SUVs features short braking distances on dry and wet roads and high cornering stability. It was developed specially for vehicles like the BMW X5 or the Porsche Cayenne. The ContiCrossContact LX boasts a long tread life.

Ultra-high-performance tire lines for SUVs, pickups and light trucks (Grabber UHP and Grabber HP) have been launched on the market for the General brand for the first time, along with Exclaim UHP for passenger vehicles.

Approvals by automobile manufacturers are an important endorsement for our development expertise – for both the original equipment and the replacement business. The product features of our tires must meet the highest standards, because automobile manufacturers conduct extensive tests before approvals are given. These tests document our development expertise and the quality of our products. Continental tires are approved by almost all well-known automobile manufacturers worldwide. In 2005, for the first time, we were one of the top three tire suppliers for North American original equipment manufacturers. As a result, our market share in the original equipment business rose significantly.

During the year under review we gained new approvals, among others for the BMW M5 sedan, the M6 coupe and the 3 series. From DaimlerChrysler we received approvals for the Mercedes-Benz SLK and the B, C, M, R and S classes. Porsche approved the ContiSportContact 2 N0 for the Cayman S. ContiPremiumContact 2 was approved for the Dodge Caliber and Jeep Compass. We also gained approvals from VW for the Passat and Golf V, from Opel for its Zafira and Astra models, from Mitsubishi for the Colt Turbo, from Nissan for the Micra and Micra Tone, from Toyota for the Aygo and from Saab for the 9-3 and 9-5.

Locations and production

The construction of our new plant in Camaçari, Brazil is proceeding according to plan. Two hundred new employees were trained in our European plants in Germany, Portugal and Slovakia for their future positions in the two tire divisions. The first test tires for passenger vehicles and light trucks came off the production line in December. Starting in early 2006, tires for passenger vehicles and light trucks will be produced in Brazil to supply the NAFTA region and the local market.

At the Alor Setar tire plant in Malaysia, production capacity is being expanded to approximately 6 million tires in the period up to 2008. By the end of 2006, production should increase initially from 3.2 million to about 5 million passenger and light truck tires.

At the Charlotte plant in the U.S.A., production of passenger and light truck tires was scaled down and the workforce reduced by 186 employees. This had no significant effect on earnings.

In Europe, 54% (2004: 52%) of our passenger and light truck tires were manufactured at our low-cost locations in Portugal, Romania and the Czech Republic. Outside of Europe, 44% (2004: 29%) of our passenger and light truck tires were manufactured at plants in Malaysia, Mexico and South Africa.

Procurement

The price of raw materials continued to rise in 2005. Increases in the prices of natural rubber, oil and steel had an extremely heavy impact on global prices for raw materials during 2005. The supply situation for many raw materials, which had already been critical to begin with, deteriorated further in the U.S. market in the second half of the year due to hurricanes Rita and Katrina, but did not lead to production shutdowns.

Traditionally, Asia is an important region for purchasing raw materials for tires. Therefore, we expanded our purchasing activities in both Asia and South America in 2005 with the aim of tapping additional supply sources in these regions and increasing support for the production locations at a local level.

Passenger and Light Truck Tires in € millions	2005	2004	Change in %
Sales	4,444.6	4,104.2	8.3
EBIT	669.0	424.8	57.5
ROS (%)	15.1	10.4	–
Operating assets	2,488.2	2,121.8	17.3
ROCE (%)	26.9	20.0	–
Capital expenditure	291.9	251.1	16.2
Depreciation and amortization	259.1	240.8	7.6
Number of employees	24,910	23,408	6.4

Research and development

Research and development expense increased year-on-year to reach €103.8 million (2004: €99.1 million), or 2.3% of sales (2004: 2.4%).

This increase was due mainly to additional orders from Japanese original equipment customers (e.g., for the Toyota Aygo), an expanded product range and revisions and adjustments to the product portfolio to meet requirements in the NAFTA region. The further concentration of testing activities in Hanover led to additional one-time expenditures.

Sales volumes

We increased sales volumes overall by 3.9% to 106.2 million tires. Normalized, sales volumes held steady at the previous year level. We were able to up sales volumes compared to the previous year by 5.1% in the OE sector (2.5% normalized) and 7.4% in the European replacement business (including Continental Sime Tyre). In contrast, sales volumes in the North American replacement business were down 15.3% on the previous year. However, sales of winter tires and new products rose considerably.

Sales

Sales of the Passenger and Light Truck Tires division increased by 8.3% to €4,444.6 million (2004: €4,104.2 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 3.8%.

EBIT

The Passenger and Light Truck Tires division improved its EBIT by 57.5% to €669.0 million (2004: €424.8 million), with a return on sales of 15.1% (2004: 10.4%) and a ROCE of 26.9% (2004: 20.0%).

Our North American passenger and light truck tires business nearly managed to break even in the fourth quarter of 2005.

Increased raw material prices of €118 million had a negative impact on the result, which was offset by sales price rises and mix improvements.

In the first half of 2005, defined benefit pension plans in the U.S.A. were frozen, leading to an increase in deferred pension charges with a positive effect on EBIT of €13.4 million for the year. The reversal of other post-employment obligations in September resulted in a further positive one-time effect on EBIT of €78.8 million.

In 2004, costs of €70.9 million for restructuring measures at the Mayfield plant and a €51.5 million impairment loss on property, plant, and equipment at the Charlotte plant (both U.S.A.) had a negative effect on our result.

Owing to the failure to achieve process efficiencies and the related operating results, impairment losses in the amount of €27.0 million were charged on property, plant, and equipment for passenger car and light truck tire production at the Mt. Vernon plant in the U.S.A., and in the amount of €31.0 million at the San Luis Potosí plant in Mexico. At the Charlotte plant in the U.S.A., production of passenger car and light truck tires was scaled down and the workforce reduced by 186 employees. This development had no significant impact on earnings. In addition, property, plant, and equipment for passenger tire production at the Charlotte plant were written down as impaired in the amount of €7.6 million and property, plant, and equipment at the Mayfield plant in the amount of €1.0 million.

As part of the integration of the Malaysian plants, it was resolved to limit the production of passenger and light truck tires to one plant as of the second half of 2006. This led to impairment losses in the amount of €2.2 million.

In line with the growth rates in the passenger tire market, that have fallen short of our overall planning, staff at the Hanover-Stöcken plant will gradually be reduced by roughly 10% by the end of 2007. The layoffs affect 320 employees in the passenger tire production. In the event of a market slow-down, measures will be taken to operate low-cost plants at full capacity and scale back capacity at high-cost plants. The production of passenger tires in Hanover-Stöcken, which with an annual output of just 1.4 million tires is the smallest tire production unit and Europe's most expensive, is to be phased out, resulting in severance and impairment in the amount of €13.8 million.

Before changes in the scope of consolidation and one-time effects, the operating result rose by €96.5 million in 2005.

Operating assets
At the end of 2005, the Passenger and Light Truck Tires division had operating assets of €2,488.2 million, €366.4 million more than at the end of 2004; €123.5 million was due to exchange rate effects.

Non-current assets increased by €203.2 million to €1,316.0 million substantially through the increase in net property, plant, and equipment of €132.0 million. The increase, apart from exchange rate effects (€54.7 million), reflects the capital expenditure for our new tire plant in Brazil. Further, the at-equity valuation led to further increases through earnings in investments in associates. The increase in deferred pension charges was caused by the freeze of the defined benefit pension plans for employees in the U.S.A., in connection with the switch to defined contribution pension plans, as well as from the contributions to pension funds.

Working capital grew by a total of €151.1 million. Inventories increased by €151.2 million, of which €35.9 million were attributable to exchange rate effects. Accounts receivable were up €40.9 million, of which €38.5 million represent exchange rate effects. Accounts payable rose €41.0 million.

Capital expenditure
Additions to property, plant, and equipment in the Passenger and Light Truck Tires division amounted to €291.9 million, up €40.8 million compared to 2004 (€251.1 million). The capital expenditure ratio to sales was 6.6% (2004: 6.1%). Our main capital expenditure projects included the construction of our plant in Camaçari, Brazil, as well as continued capacity expansion at low-cost locations in Malaysia, Mexico, Portugal, Romania, and the Czech Republic.

Depreciation and amortization
Depreciation and amortization rose to €259.1 million (2004: €240.8 million); this represents 5.8% of sales (2004: 5.9%). In 2005, an impairment loss was recognized on property, plant, and equipment amounting to €70.1 million (2004: €51.5 million).

Employees
Staff in the Passenger and Light Truck Tires division was up 1,502 to 24,910 owing primarily to changes in the scope of consolidation. Additional employees were recruited in particular at the San Luis Potosí, Mexico plant (127) due to production increases, and at the Otrokovice, Czech Republic, plant (242) particularly due to the construction of new manufacturing facilities and production increases. Restructuring measures at the Mayfield, U.S.A., plant led to a reduction in the workforce of 765 employees. Staff at the Charlotte plant was also cut by 186 employees.

Commercial Vehicle Tires

We rank third in Europe for truck tires. The Commercial Vehicle Tires division comprises truck, industrial and off-the-road tires. In addition to the Continental brand, we offer Uniroyal (only in Europe), Semperit, Barum and General, allowing us to cover a variety of market and price segments. About 80% of sales in this division are generated in the truck tire business. Manufacturing takes place at ten locations in seven countries.

Highlights

During the year under review, we launched Continental truck tire lines for the long haul, regional transportation and construction site segments – a comprehensive offering covering a large portion of freight traffic as a whole. European vehicle manufacturers such as DAF, DaimlerChrysler, IVECO, MAN, Scania and Volvo are among our customers.

The right choice of tire can reduce the operating costs of a truck-trailer combination by up to 30%. Crucial factors are high durability, long tire life, regroovability, retreadability and low rolling resistance for lower fuel consumption. The HSL1 ECO-PLUS for steered axles and the HDL1 ECO-PLUS for driven axles fulfill these important requirements for long-distance haulage operations better than the preceding models, making them two of the leaders in the field. The design and compound technology, along with the tread design of the two tires, allow even wear, low rolling resistance and extremely long tire life.

The HDR+, a drive-axle tire for use in vehicles for combined long and short haulage, offers an excellent price/performance ratio, thanks in part to the improved regroovability, repeated retreadability and an extremely long tire life.

A new tread compound and a revised design make the HSC+ for steered axles and the HDC+ for driven axles of vehicles used at construction sites more sturdy than their predecessors. The improvements bring longer tire life and retreadability. The tires are also significantly more economical and more competitive in combined road and off-road use.

For the 2006 FIFA World Cup™, the buses of the participating football teams will be equipped with special tires. The sidewall shows two yellow Continental logos surrounded by a number of stylized footballs. The tires underwent field tests during the FIFA Confederations Cup 2005 and prompted very positive feedback from teams and bus drivers.

In North America, we received a truck tire order from Autocar for the Xpeditor vehicle line. Autocar is a manufacturer that has specialized in the production of heavy commercial vehicles, for instance for the waste industry. For the Xpeditor we supply the HSU for the steered axle and the HDL for the driven axle. Both are premium Continental brand tires characterized in particular by their low rolling resistance and long durability.

Continental is one of the top three suppliers in the global market for industrial tires, and is number one in Europe. 2006 will see the launch of Continental's Tubeless Sealing Ring (TSR) for industrial tires. This ring enables radial tires to be fitted to standard industrial tire rims without a tube. The TSR tubeless system eliminates rapid loss of inflation pressure in the event of a puncture, thus guaranteeing tilt stability, and the vehicle remains ready for service. Moreover, tires are much easier to mount since fewer individual parts are required.

Locations and cooperative agreements

The construction of our truck tire factory in Camaçari, Brazil, is proceeding according to plan. Series production will start in the summer of 2006. By the end of 2006 the first 100,000 truck tires will come off the production line and will supply the local market and the NAFTA region.

At our plant in Petaling Jaya, Malaysia, the production facilities will be converted from bias-ply to radial tire production in the medium term. In addition, production capacity will be expanded to 450,000 radial truck tires by the end of 2006. We have increased our interest in the Malaysian joint venture from 51% to 70% in order to strengthen our position.

To make the truck tire factory in Hanover-Stöcken more competitive, we have launched a package of measures in cooperation with the staff, including the investment of more than €25 million in modernizing the manufacturing facilities. Staff cuts involving 180 employees – while remaining to the greatest extent socially responsible – and the introduction of the 40-hour week with no pay increase are among the factors contributing to the reduction in process costs.

Our venture at the Puchov plant in Slovakia continues to perform extremely encouragingly. This production plant is one of our top truck tire plants in terms of cost structure, production quantity and quality. In 2005, about 2 million truck tires were produced in Puchov.

In Europe, 65% (2004: 61%) of our truck tires were manufactured at our low-cost locations in the Czech Republic and Slovakia. Outside of Europe, 15% (2004: 18%) of our truck tires came from low-cost locations.

Procurement

The price of raw materials continued to rise in 2005. Increases in raw material prices for natural rubber, oil and steel were a major factor worldwide in 2005.

The supply situation for many raw materials, which had already been critical to begin with, deteriorated further in the U.S. market in the second half of the year due to hurricanes Rita and Katrina, but did not lead to production shutdowns.

Traditionally, Asia is an important region for purchasing raw materials for tires. Therefore, we expanded our purchasing activities in both Asia and South America in 2005 with the aim of tapping additional supply sources in these regions and increasing support for the production locations at a local level.

Research and development

Research and development expense increased to reach €40.5 million (2004: €36.4 million), or 2.9% of sales (2004: 2.4%).

A large portion of these increased expenditures was allocated to the optimization of products and production technologies – such as a system for checking tire pressure in commercial vehicles. At the heart of this system is a battery-free sensor module in the tire that not only takes pressure and temperature readings but also helps to identify the tire.

Sales volumes

We succeeded in increasing sales volumes on a normalized basis for truck tires by 1.7% to 6.7 million units. Both the European and North American truck tires business units increased their sales volumes compared with the previous year. In Europe original equipment sales volumes rose by 14.6%, while replacement business sales remained 4.3% below the level of the previous year, in spite of a slight increase in market share. In North America original equipment business grew by 9.9%, while the replacement business fell by 0.9%.

Commercial Vehicle Tires in € millions	2005	2004	Change in %
Sales	1,379.2	1,500.7	- 8.1
EBIT	153.0	104.0	47.1
ROS (%)	11.1	6.9	–
Operating assets	833.7	774.7	7.6
ROCE (%)	18.4	13.4	–
Capital expenditure	118.9	80.9	47.0
Depreciation and amortization	69.4	76.7	- 9.5
Number of employees	8,239	10,466	- 21.3

Sales

The Commercial Vehicle Tires division incurred an 8.1% fall in sales to €1,379.2 million (2004: €1,500.7 million). Before changes in the scope of consolidation and exchange rate effects, however, sales increased by 6.2%.

The Industrial Tires business unit also increased sales. The Off-the-Road Tires business unit was able to significantly improve sales and gain market share.

EBIT

The Commercial Vehicle Tires division increased its EBIT by 47.1% to €153.0 million (2004: €104.0 million), generating a return on sales of 11.1% (2004: 6.9%) and a ROCE of 18.4% (2004: 13.4%).

Increased raw material prices amounting to approximately €49 million impacted the result.

Defined benefit pension plans for salaried employees in the U.S.A. were frozen, leading to an increase in the deferred pension charges with a positive effect on EBIT of €5.0 million, in the first six months. The reversal of provisions for other post-employment obligations in September resulted in a further positive one-time effect on EBIT of €29.3 million.

In 2004, total expenditure of €26.9 million was incurred in connection with the abandonment of the venture in Moscow.

The impairment loss of €1.7 million for the bias-ply tire production at a plant in Malaysia was more than offset by the €3.2 million reversal of a previous expected impairment loss for off-the-road tire production at the Bryan plant in the U.S.A.

Before changes in the scope of consolidation and one-time effects, the operating result rose by €15.9 million.

Operating assets

Compared with the previous year, operating assets of the Commercial Vehicle Tires division increased by €59.0 million to €833.7 million (2004: €774.7 million). Exchange rate effects totaling €54.8 million contributed to this increase.

The increase in operating assets was primarily the result of additions to non-current assets (€48.1 million), which in turn were almost exclusively for property, plant, and equipment. Apart from exchange rate effects (€29.3 million), the increase in net property, plant, and equipment include in particular capital expenditure in connection with the construction of our new tire plant in Brazil. The freeze of the defined benefit pension plans for salaried employees in the U.S.A., in connection with the switch to defined contribution pension plans, as well as contributions to the pension fund, resulted in increased deferred pension charges.

Compared with the end of 2004, working capital increased only slightly, by €4.7 million. Exchange rate effects led to an increase in working capital of €21.6 million.

Capital expenditure

Capital expenditure rose by 47.0% to €118.9 million (2004: €80.9 million). The capital expenditure amounted to 8.6% of sales (2004: 5.4%). The main reasons are capital expenditure on the new production plant in Brazil and on expanding capacity for radial truck tires in Malaysia.

Depreciation and amortization

Depreciation and amortization fell to €69.4 million (2004: €76.7 million); this represents 5.0% of sales (2004: 5.1%). No significant depreciation and amortization was incurred in 2005 for our new production plant in Brazil.

Employees

The number of employees in the Commercial Vehicle Tires division was down by 2,227 to 8,239. This reduction is due primarily to changes in the scope of consolidation. At our South African plant, 137 jobs were shed, while our new plant in Brazil resulted in 78 new hires.

ContiTech

The ContiTech Division is the world's largest manufacturer in the field of rubber and plastics technologies. It comprises seven business units that develop and manufacture products and systems for automotive engineering, the rail and printing industries, as well as mining, machine and apparatus engineering. Five of the seven business units are leaders on the European market. ContiTech manufactures in 20 countries.

Highlights

ContiTech Fluid Technology now offers special hoses and hose lines for particulate filters, which will be required for all automobiles under the future EURO 5 emissions standards. The hose lines represent the interface between the particulate filter and the control unit, conducting the oxygen required for clean combustion of the trapped particles to the filter from the side channel blower.

Series production of the selective catalytic reduction (SCR) hose lines for trucks has started. The SCR technology converts harmful nitrogen oxide to water vapor and nitrogen with the aid of a carbamide solution, thereby removing the nitrogen oxide from the exhaust emissions. This technology is also being implemented for passenger vehicles. The heatable SCR hose line module transports the carbamide solution necessary to convert the pollutants into harmless nitrogen and water vapor and prevents it from freezing.

The Total Line Care concept is part of ContiTech's move to position itself as a full service provider for tubing and hose lines for construction machines and industrial vehicles. One of the first projects involves the assembly of tubing sets for excavator arms and cab floors complete with the entire hydraulic system, which we supply to Terex Atlas in cooperation with our partner AFG Industrie-Service in Wilhelmshaven.

The ContiTech Power Transmission Group launched another version of the CONTI SYNCHROCHAIN® on the market. This heavy-duty timing belt unites many properties otherwise found only in custom-manufactured belts. The timing belt was developed for extreme applications where it is essential to achieve not only maximum power transmission but also maximum resistance to the belt's adverse working environment. It is used in the foodstuffs and mining industries, as well as for cargo-handling facilities at ports and in cable cars, among other things.

The CONTI SYNCHROCOLOR® is a timing belt that is used in painting lines and skid units and is free of silicones and substances that harm paint coating properties. No silicones are used in the production of CONTI SYN-CHROCOLOR®, thus avoiding the process of cleaning silicone residues from the belt after manufacturing.

ContiMetalflex® is an elastomer composite that is coated with metallic or effect pigments and repels dirt. It allows surfaces – such as those in the automotive, rail and air traffic, roofing, furniture, and sportswear sectors – to be designed with new effects that until now were only possible with rigid substrate materials.

Multi-colored slush skins for vehicle instrument panels are all the rage among car designers. Benoac, a company belonging to the Benecke-Kaliko business unit, can produce two-tone and multi-colored slush skins selectively and inexpensively within a very short time.

ContiTech Air Spring Systems has developed an advanced manufacturing technology for producing lobe air springs. A vertical vulcanization process and a new mold design enable a more rational production process while optimizing quality. In the rail vehicles segment, a new technology for manufacturing belted air springs was provided that makes it possible to produce more economically while improving product quality. A bogie for cargo wagons that uses the Gigabox axle mount system developed jointly with the Swedish ball-bearing manufacturer SKF has passed practical tests with flying colors and is about to be launched. A dynamic tri-axial testing system can now handle all loads an air spring or complete air suspension system is subjected to during use. This reduces development times.

The world's longest belt conveyor is equipped with a belt measuring 39 kilometers – the ST 900 from the ContiTech Conveyor Belt Group. The largest producer of aluminum in the world uses it to transport lignite from a surface mine to the power station at the aluminum plant in Rockdale, Texas. The ContiTech belt has enabled the customer to make substantial savings thanks to the use of energy-saving cover compounds, innovative splicing techniques and intelligent design and calculation programs.

Locations and cooperative agreements

On October 1, 2005, ContiTech AG's Sealing Systems business unit was sold to the SaarGummi group. Operations at the plants in Slovakia and Spain will continue under the new ownership. The ContiTech Sealing Systems location in Hanover will close on March 31, 2006. Socially responsible settlements were agreed with the employees' council and measures taken to help employees in their job searches. The reason for the sale was our strategically weak position, which had proven impossible to remedy despite heavy investments.

The Benecke-Kaliko business unit expanded its production capacities as part of a joint venture with the specialist Chinese dealer in automotive plastics, Jiangsu Changshun International Trading Co., Ltd. Starting in 2006, roughly 100 employees will produce PVC foam laminate and PVC leatherette for the Chinese automobile industry at the plant in Zhangjiagang, China.

ContiTech Elastomer Coatings expanded its printing blanket business by acquiring Phoenix Xtra Print GmbH in July 2005. The purchase puts ContiTech in third place in the global market for printing blankets. The two companies' long-established product brands, Phoenix Xtra Print and CONTI-AIR, will continue to exist under a multibrand strategy. Phoenix Xtra Print manufactures its products at the Waltershausen location with a workforce of about 70.

In March 2005, ContiTech Vibration Control entered into a venture with the Chinese automotive supplier Ningbo Jiebao. ContiTech holds a majority interest in the company, which makes spring strut bearings for Volkswagen and seals for the automotive supplier GKN; starting in 2006 engine mounts and chassis parts will be added.

Shanxi-Phoenix Conveyor Belt Systems Co. Ltd., part of the ContiTech Conveyor Belt Group, invested in a new production line for steel cable conveyor belts at the Changzhi location in China.

About 17% of sales in Europe, compared to 11% in 2004, were generated at our twelve low-cost locations; sales outside of Europe produced at low-cost locations came to 36% (2004: 39%). This trend is also due to the acquisition of Phoenix.

Procurement

Purchasing at Phoenix was restructured in 2005 and the purchasing of common materials was centralized at Continental AG. Bundling purchasing activities with those of the tire divisions allowed millions of euros to be saved in the first year following the integration of Phoenix into the Continental Corporation.

Research and development

Research and development (R&D) expense rose by €18.0 million compared to the previous year to reach €60.2 million (2004: €42.2 million), or 2.1% of sales (2004: 2.0%).

Higher R&D resulted from the integration of the Phoenix R&D departments and from capital expenditure on testing facilities, as well as the expansion of product development in the business units. Additionally, R&D was expanded to include a new technology center in Karben for developing power steering lines, oil and hydraulic systems, and industrial lines. The highlight is the acoustic center for demonstrating and testing vehicle prototypes.

Sales

Sales of the ContiTech division increased by 40.3% to €2,894.2 million (2004: €2,063.4 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 2.4%.

Changes in the scope of consolidation resulted from the integration of Phoenix AG into the ContiTech division as of November 1, 2004 and from the acquisition of Phoenix Xtra Print GmbH as of July 1, 2005. We sold our Italian company ContiTech Ages at the end of 2004 and the Sealing Systems business unit as of October 1, 2005.

ContiTech in € millions	2005	2004	Change in %
Sales	2,894.2	2,063.4	40.3
EBIT	160.4	151.0	6.2
ROS (%)	5.5	7.3	–
Operating assets	1,318.2	1,361.3	- 3.2
ROCE (%)	12.2	11.1	–
Capital expenditure	98.8	92.6	6.7
Depreciation and amortization	128.0	99.0	29.3
Number of employees	22,331	23,972	- 6.8

Our Air Spring Systems, Power Transmission Group, and Conveyor Belt Group business units made particularly significant contributions to sales growth.

EBIT

ContiTech increased its EBIT by 6.2% to €160.4 million (2004: €151.0 million), generating a return on sales of 5.5% (2004: 7.3%) and a ROCE of 12.2% (2004: 11.1%).

Increased raw material prices amounting to approximately €7 million impacted the result. However, most of the increases in raw material prices were offset by sales price increases.

The disposal of the Sealing Systems business unit resulted in a loss of €25.6 million. In addition, restructuring costs of €52.4 million, mainly in connection with restructuring plans for Phoenix, Sealing Systems, and Cushioning Products, had a negative effect on EBIT.

In 2004, the closure of our conveyor belt factory in Cologne, impairment losses recognized for non-value-creating production facilities and a North American investment, and the sale of ContiTech Ages had had a negative effect of €27.7 million on EBIT.

At end of 2005, it was resolved to sell the non-strategic Stankiewicz business unit. The sale process had not yet been completed at the time the consolidated financial statements were prepared. Nevertheless, the loss on disposal of €25.0 million was fully recognized, and the assets as well as the related liabilities were shown as held for sale.

Before changes in the scope of consolidation and one-time effects, EBIT rose by €26.6 million year-on-year.

Operating assets

In 2005, the operating assets of the ContiTech division decreased by €43.1 million to €1,318.2 million (2004: €1,361.3 million), although exchange rate effects resulted in an increase of €22.6 million. In contrast, changes in the scope of consolidation reduced operating assets by €11.1 million. The first-time inclusion of Phoenix Xtra Print in the consolidated financial statements added €32.1 million to the ContiTech division's operating assets. The sale of the ContiTech Sealing Systems business unit led to a reduction of operating assets of €36.4 million. The impairment of the net operating assets of the Stankiewicz business unit to their realizable value was not fully compensated through the reclassification of the related accounts payable and therefore further decreased operating assets by €6.8 million. Before changes in the scope of consolidation and exchange rate effects, there was a €54.6 million reduction in operating assets.

Non-current assets fell by €108.0 million to €687.8 million (2004: €795.8 million), whereby goodwill increased by €14.2 million due to the takeover of Phoenix Xtra Print. The €117.1 million decrease in property, plant, and equipment was due in particular to the sale of the Sealing Systems business unit (€20.7 million), in addition to the reclassification of Stankiewicz assets held for sale (€82.8 million).

The working capital of €454.9 million was well below its 2004 level (€488.6 million). Changes in the scope of consolidation and the reclassification of Stankiewicz assets held for sale brought about a reduction in working capital of €44.1 million; exchange rate effects resulted in an increase of €8.6 million. Without these effects, the €21.1 million increase in accounts receivable and inventories was largely offset by the €19.3 million rise in accounts payable.

Capital expenditure

Capital expenditure in 2005 rose 6.7% to €98.8 million (2004: €92.6 million) and thus represented 3.4% of sales (2004: 4.5%). The increase was due to the first full-year inclusion of Phoenix. As a percentage of sales, capital expenditure was lower than in 2004, as it was initially possible to utilize synergies between ContiTech and Phoenix.

Depreciation and amortization

Total depreciation and amortization was up €29.0 million on 2004 to €128.0 million (2004: €99.0 million), corresponding to 4.4% of sales (2004: 4.8%). The Phoenix companies contributed €41.1 million to this increase, including €7.2 million for the amortization of capitalized order-backlogs and customer relationships acquired with Phoenix.

Before the inclusion of Phoenix, depreciation and amortization would have fallen by €12.1 million, mainly because of non-recurring effects from impairments of €11.9 million recognized in 2004.

Employees

The ContiTech workforce shrank by 1,641 employees, for a total of 22,331 at the end of 2005. The main reason for this was the sale of the ContiTech Sealing Systems business unit with roughly 1,300 employees in Germany, Spain and Slovakia. Other staff reductions, involving a total of 466 employees, were made at various Phoenix companies. In addition, the workforce in the Cushioning Products company declined by 84 employees, while staff at our Swedish subsidiary Hycop dropped by 71 employees and at ContiTech Fluid Technology by 96 people. The purchase of Phoenix Xtra Print caused staff numbers to increase by 135. At ContiTech Fluid Romania, 222 new employees were hired.

Assets, Earnings and Financial Situation of the Parent Company

In addition to the report on the overall development of the Corporation, the following separately summarizes the financial performance and position of the parent company.

In contrast to the consolidated financial statements, the stand-alone financial statements of Continental Aktiengesellschaft are prepared in accordance with German commercial law (HGB – German Commercial Code). The management report of Continental Aktiengesellschaft has been combined with the consolidated report of the Continental Corporation in accordance with section 315 (3) of the HGB, since the future development and related risks and opportunities of the parent company, including its key research and development activities, are integrally combined with the Corporation as a whole. Further, presenting the separate summary of the parent company's stand-alone results, net assets and financial position as part of the consolidated management report, provides the basis for understanding the Executive Board's proposal for the distribution of parent company's net income.

Net assets and financial position of Continental Aktiengesellschaft	**Dec. 31, 2005**	**Dec. 31, 2004**
Assets in € millions		
Intangible assets	45.7	49.5
Property, plant, and equipment	145.9	142.7
Investments	2,897.3	2,730.6
Non-current assets	**3,088.9**	**2,922.8**
Inventories	150.5	149.1
Other assets and amounts receivable	1,561.9	1,133.0
Cash and cash equivalents	859.1	626.1
Current assets	**2,571.5**	**1,908.2**
Prepaid expenses	**57.8**	**69.9**
	5,718.2	**4,900.9**
Shareholders' equity and liabilities in € millions		
Common stock	373.4	372.3
Capital reserves	1,308.3	1,304.6
Surplus reserves	54.7	45.7
Retained earnings	146.4	116.7
Shareholders' equity	**1,882.8**	**1,839.3**
Special tax-allowable reserves	**1.2**	**4.8**
Provisions	**722.7**	**655.1**
Liabilities	**3,111.5**	**2,401.7**
	5,718.2	**4,900.9**
Gearing ratio in %	43.9	44.3
Equity ratio in %	32.9	37.5

Total assets rose year-on-year by €817.3 million to €5,718.2 million. This was due to a €166.7 million increase in investments, primarily because of capital increases by foreign subsidiaries in Brazil and Malaysia. In addition, accounts receivable from affiliated companies included under other assets and amounts receivable increased by €466.5 million to €1,351.5 million, and cash and cash equivalents by €233.0 million to €859.1 million. Owing to the developments described above, fixed assets and investments reached a 54.0% share of total assets as of December 31, 2005 (2004: 59.6%), 93.8% of which is attributable to investments (2004: 93.4%).

The main changes in shareholders' equity and liabilities stem from the €709.8 million increase in liabilities. There were two decisive factors in this development: a €647.4 million (39.6%) increase in liabilities to affiliated companies, and a €176.7 million (151.0%) increase in liabilities to banks. In contrast, other liabilities decreased by €75.6 million and liabilities from bonds were down 10.4% or by €43.0 million.

Shareholders' equity rose by a net amount of €43.5 million, common stock was up only marginally following the exercise of conversion rights. The previous year's retained earnings of €116.7 million were distributed almost in full to shareholders, and the retained earnings for the current fiscal year amount to €146.4 million.

Sales were up €133.6 million to €2,376.3 million (2004: €2,242.7 million). This represents an increase of 6.0% (2004: 10.2%). This trend was due mainly to 2.4% higher sales volumes for passenger, light truck and truck tires, combined with increasing average prices. The share of sales to the domestic original equipment business was up slightly on the previous year, whereas the figure for the domestic replacement business was down accordingly.

By comparison, the cost of sales rose by only €36.1 million to €1,732.6 million, resulting in a significant 17.8% improvement in the gross margin on sales to €643.7 million (2004: €546.2 million).

Other operating income primarily includes income from converting provisions for pensions in the amount of €17.2 million to the projected unit credit method.

As in the previous year, net income from financial activities was dominated by profit transfer agreements with Formpolster GmbH, Hanover, (€92.9 million) and Union Mittelland Gummi GmbH, Hanover, (€11.3 million), as well as by income from Continental Teves AG & Co. oHG, Frankfurt am Main, (€95.0 million). Net interest expense increased by €3.1 million to €87.8 million. Net income from financial activities accounts for 29.8% of earnings before taxes (2004: 55.9%).

Statement of income of Continental Aktiengesellschaft in € millions	**2005**	**2004**
Sales	**2,376.3**	**2,242.7**
Cost of sales	1,732.6	1,696.5
Gross margin on sales	**643.7**	**546.2**
Selling expenses	218.5	225.5
Administrative expenses	72.4	76.2
Other operating income	198.2	286.9
Other operating expenses	271.7	410.0
Net income from financial activities	118.7	153.9
Earnings before taxes	**398.0**	**275.3**
Income tax expense	243.0	148.1
Net income for the year	**155.0**	**127.2**
Retained earnings brought forward from the previous year	0.4	0.5
Transfer to other surplus reserves	9.0	11.0
Retained earnings	**146.4**	**116.7**

After the inclusion of the beginning balance of retained earnings carried forward from the previous year (€0.4 million) and reduction for transfers to the other surplus reserves (€9.0 million) in accordance with section 58 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act), retained earnings total €146.4 million.

After adjustment for the retained earnings brought forward from the previous year (€0.4 million) and transfers to the other surplus reserves (€9.0 million) in accordance with section 58 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act), retained earnings total €146.4 million.

Based on the retained earnings of Continental Aktiengesellschaft, a dividend payment of €1.00 per share will be proposed to the Annual Shareholders' Meeting for the 2005 fiscal year. Assuming that the Annual Shareholders' Meeting approves the proposed dividend, the sum to be distributed amounts to €145.9 million, This represents an increase of €0.20 per share (25%) compared to the previous year, or of €29.6 million (25.5%) based on the total sum to be distributed. The remaining balance will be carried forward to new account.

For fiscal 2006, we expect a further increase in earnings. At present no risks are expected in connection with investments.

Risks and Risk Management

Continental Corporation, its divisions, and business units are exposed to a number of different risks that can have a negative impact on earnings. A uniform Corporation-wide risk management system is designed to ensure that these risks are detected in time, their causes are analyzed, and that the risks are assessed and avoided, or at least minimized. It regulates the recording, assessment, documentation, and reporting of risks, and is integrated into the Corporation's strategy, planning, and budgeting processes. The system is included in the annual audit and complies fully with the corporate governance principles of the Continental Corporation and the applicable statutory requirements.

Identifying, assessing, and reporting risk

The identification and assessment of material risks in each unit of the organization, according to set guidelines, is the responsibility of the respective management. Risks are normally assessed according to their negative impact on the unit's operating result. Using an extensive risk inventory, the units report any changes to previously reported risks, plus any new developments that could turn into material risks, as part of their monthly reporting. Any new material risks that occur between regular reporting dates have to be reported immediately. In addition, central Controlling further analyzes at Corporation and division level the key figures provided as part of the monthly reporting, so that the causes of potential risks can be identified early.

Risk management

The responsible management initiates suitable avoidance or mitigating actions for each risk identified and assessed as material. These are also documented in the reporting system. The risk committee monitors and consolidates the identified risks at Corporation level. It regularly reports to the Executive Board and, where necessary, recommends additional actions. The Executive Board discusses and resolves these measures, and reports to the Supervisory Board's Audit Committee. All risks identified and actions initiated are continually monitored by the executive bodies. Regular audits of the risk management process by the internal auditors guarantee its efficiency and further development.

Macroeconomic risks

A detailed forecast of macroeconomic developments for the near future is included in the Developments and Outlook section from page 68. Negative developments that could also affect the Corporation directly or indirectly may in particular result from further increases in raw materials prices, which could impede global economic growth. In addition to increasing our procurement costs, this could also trigger a reduction in consumers' readiness to spend, which would in turn have a negative effect on global economic growth.

Industry risks

On the basis of the macroeconomic trends, we expect a slight increase in vehicle production in North America, a decline in Western Europe, and an increase in Eastern Europe for 2006. Falling production volumes could pose sales risks in volume and monetary terms, as well as earnings. Such risks arise given automotive original equipment manufacturers do not agree or commit to minimum purchase quantities from their suppliers, despite the nominations for a certain vehicle. We reduce these risks, for example, by making our production capacities more flexible and taking action to cut our fixed costs. In addition, growing installation rates for some of the Corporation's key products in the automotive area compensates for these risks to some extent. Stability control systems, for example, are continuing to enjoy double-digit growth. Furthermore, we are pursuing our strategy of generating around 40% of sales outside the automotive industry in order to spread our risk across industries with different cycles.

Automobile manufacturers are increasingly being impacted by a simultaneous mixture of innovation, cost-cutting pressure, and ever shorter product development cycles, and are passing this pressure on to their suppliers. In particular, they expect lower prices for the same, in some cases even enhanced, functionality, plus consistently high product quality. Sustained cost management and the broad-based structure of our Corporation put us in a position to handle the risks associated with these trends.

Procurement risks

As in the year before, there was a significant increase in procurement costs in 2005, due to the development of raw materials and energy prices. We expect this trend to continue in 2006. For the Automotive Systems division, cost exposure may result in particular from rising steel prices, whereas the other divisions are mainly affected by the development of oil and natural rubber prices. A weak U.S. dollar would reduce our risk. Once again, we do not expect to be able to pass on the full extent of our procurement cost increases across the board to all our customers in 2006.

We mitigate the risks of unavailability of raw materials and production materials by observing the market and developing new suppliers, especially in lower-cost markets. Never-theless, single sourcing cannot always be avoided. By carefully selecting our suppliers and reviewing them regularly, we limit the risk of supply delays, insufficient quantities, or inadequate quality.

Investment risks

Capital expenditure decisions are subject to risk due to their long-term effects and their volumes. For this reason, they are committed only after a standard Corporation-wide approval procedure has been followed, which includes a careful check of the assumptions and profitability, taking into account country-specific risk factors. The hierarchy of the approvals required depends on the amount of capital expenditure and its significance to the Company.

Product risks

Product defects lead to liability risks and the need for costly replacement activities. We address such risks with careful product development and quality management, including intensive market monitoring. The impact of these risks is also mitigated by appropriate insurance policies and other precautionary measures. Due in particular to the inherent uncertainties of the U.S. legal system, where first-instance decisions are generally made by lay-person juries, there is no assurance that individual product liability claims will not exceed the related provisions.

Environmental risks

Continental also practices comprehensive environmental management, in addition to quality management, to identify environmental risks early on and take precautionary actions. This also reduces the risk of liability due to excessive impact on the environment. We take a comprehensive approach to environmental protection that covers the entire product life cycle. The possible environmental effects are considered during the development of our products. We certify our plants in accordance with the ISO 14001 environmental standard.

Stricter statutory requirements can lead to higher development and production costs. We track legislative initiatives in our markets as part of our risk identification and control procedures, and address the issue of alternative materials for our products in our research and development.

Risks from pension commitments

In the U.S.A., the United Kingdom and a few other countries, we use pension funds run by independent external fund managers to manage and finance pension commitments. Weak financial markets can impact the pension fund's performance and lead to significant additional expenses. The development of the pension liabilities and the funds is disclosed in Note 23 to the consolidated financial statements. We are also continuing our gradual transition to defined contribution pension plans to reduce the risks from pension commitments.

Some of the subsidiaries in the U.S.A. also have obligations to contribute to the healthcare costs of retirees. The payments expected for the coming years are disclosed under Note 23 to the consolidated financial statements. A further increase in these costs cannot be excluded, but we try to mitigate such increases also by limiting the amount payable by the Corporation.

Credit risks

The operational credit risk is analyzed and monitored by local and central credit managers. The responsibilities of our central credit management function include pooled accounts receivable risk management; however, default risk cannot be excluded with absolute certainty.

Country-specific risks

Our strategy of expanding production in low-cost locations and of penetrating new markets means that we take into account appropriate and calculable country- and market-specific risks. Currently, this applies in particular to our activities in Eastern Europe, China, and Southeast Asia, as well as the construction of a new tire plant in Brazil. We examine and monitor the legal and political conditions as part of our general risk management process. In addition, we assess the country-specific risk when examining the profitability of an investment.

Legal risks

Legal risks, disputes, and claims for damages are disclosed in Note 31 to the consolidated financial statements.

Personnel risks

As an innovative company, we rely on highly qualified employees. We reduce the loss of expertise due to the fluctuation of qualified technical and management personnel with incentive programs, performance-based compensation systems, and by offering international development prospects. We find qualified new recruits by maintaining close contact with universities and by running special recruitment programs.

Continental Corporation is a highly diverse and broad-based company that employs a large number of employees with different cultural backgrounds for its activities in a large number of different countries around the world. Risks from deliberate illegal acts by individuals cannot be excluded. We reduce these risks by employing an internal control system, which consists of a segregation of functions, dual control, procedural guidelines in force throughout the Corporation, and our Code of Conduct. The corporate internal audit department monitors compliance with the internal controls as part of its audits. We take no leniencies in investigating any suspected misconduct.

Risks from investments

It is part of our corporate strategy to use acquisitions and investments to increase the value added for the Corporation and improve its market position. We reduce the risk from investments by conducting in-depth due diligence investigations before committing to any acquisitions and analyzing them for their strategic relevance and earnings power. Management's expectations of companies acquired in previous years have largely been met. This applies in particular to the acquisition of Phoenix. Its integration into the Corporation and its risk management processes is continuing successfully.

IT risks

In a centralized, standardized IT environment, there is a risk of dependence on a single system or a single data center. A number of safety mechanisms have been implemented to minimize the risk of system failure, including, among other things, access control systems, emergency planning, uninterruptible power supplies for critical systems, back-up systems, and redundant data storage. We use firewall systems, virus scanners, etc., to protect our IT systems against data security risks resulting from unauthorized access.

Interest rate and currency risks, risks from derivatives

The international nature of our business activities results in deliveries and payments in various currencies. Currency exchange fluctuations involve the risk of losses because assets denominated in currencies with a falling exchange rate lose value, whereas liabilities denominated in currencies with a rising exchange rate become more expensive. The net exposure, produced primarily by offsetting exports against imports in the individual currencies, is recorded and measured regularly. For many years now, Continental Corporation has been using natural hedges to reduce currency risks. These hedges are aimed at keeping the difference between income and expenses in any one currency as low as possible, thus minimizing the effect of exchange rate fluctuations against the euro. Furthermore, exchange rate forecasts are constantly monitored to ensure that risks are hedged as necessary with appropriate financial instruments. Currency management sets tight limits for open positions and thus considerably reduces the hedging risk. For hedging, we only allow the use of those derivative financial instruments that can be reported and measured in the risk management system. The Corporation's net foreign investments are not hedged against exchange rate fluctuations. Our imports into the Eurozone generally exceed exports to other currency zones.

Liabilities with variable interest rates are exposed to the risk of either falling or rising rates. This risk is regularly monitored and evaluated as part of our interest rate management activities, and the Corporation's interest-bearing liabilities are hedged as necessary using derivative interest rate instruments. All interest rate hedges serve exclusively to manage identified interest rate risks.

The Continental Corporation is not exposed to a risk of fluctuation in the fair value of long-term, fixed interest rate financial liabilities due to changes in market interest rates, as the lenders cannot exercise any right to early repayment due to rate fluctuations.

To reduce counterparty risk, interest rate and currency management transactions are carried out only with selected banks. We minimize internal settlement risks by clearly segregating functional areas. The central controlling function regularly determines and monitors forecasted liquidity surpluses or shortages in individual currencies from the operating business throughout the Corporation. A liquidity forecast is carried out by the central cash management on a regular basis.

Liquidity risks

Continental AG aims to provide cost-effective, adequate financing for its own operating business and that of its subsidiaries. Various marketable financial instruments are employed for this purpose, including overnight money, term deposits, commercial paper and bonds, as well as bilateral and syndicated loans. Capital expenditure by subsidiaries is primarily financed through equity and loans from banks or subsidiaries. There are also cash-pooling arrangements with subsidiaries to the extent they are possible and justifiable in the relevant legal and tax situation. Where events lead to unexpected liquidity requirements, Continental can draw upon both existing liquidity and fixed credit lines from banks.

Overall risk analysis

Continental's overall risk situation is analyzed and managed using the risk management system as described. The Company is presently not aware of any risks which could endanger its continued existence.

Developments in 2006 and Outlook

Macroeconomic development

Global growth is expected to continue in 2006. Current estimates predict continued exceptionally high growth rates in many Asian and Eastern European countries, while a slight weakening in GDP growth is expected in the U.S.A. In the Eurozone, the economic momentum is expected to pick up.

Germany

The indications for an economic recovery in Germany are very favorable on the whole, given the positive prospects for the global economy. In addition, positive effects are expected from the 2006 FIFA World Cup™, which will take place in Germany in June/July. The VAT increase of 3 percentage points to 19% as of January 1, 2007 resolved by the Federal Government may encourage private households to take the opportunity to make planned purchases of expensive items such as motor vehicles already in the second half of 2006, resulting in higher consumer spending during this period. GDP growth of over 1.5% is expected for 2006. However, the VAT increase is likely to impact negatively on GDP growth and lead to an increase in the inflation rate in 2007.

The Eurozone

In the Eurozone, GDP growth is expected to rise to almost 2.0%, while the increase in consumer prices will remain slightly under the estimated level of 2.2% for 2005. Growth should slow to around 1.5% in 2007, particularly in the light of the VAT increase in Germany. The European Central Bank is likely to raise key rates moderately again by 0.25% to 0.50% in the first half of 2006.

U.S.A.

In the U.S.A., GDP growth is forecast to weaken slightly in 2006 due to the sharp rise in energy prices and the increased interest rate level; however, the growth rate should still exceed 3.0%. After the U.S. Federal Reserve Bank again raised key rates by 0.25% to 4.50% on January 31, 2006, most market players are assuming that the cycle of interest rate increases is approaching an end with a further increase of 0.25%-0.50% in the first half of 2006.

During the year, the expectation of rising interest rates in the Eurozone and the absence of further interest rate increases in the U.S.A. could cause the U.S. dollar to depreciate against the euro. At the same time, the U.S.A.'s high public sector and budget deficits may come more strongly into focus in the analysis of currency parities.

Asia

Economic growth in Asia is also expected to continue in the coming years. China's GDP growth is also likely to exceed 8% in 2006, and steady growth of around 2.5% is predicted for Japan. Interest rates in Japan should remain low. Since 1995, short-term interest rates have been less than 1%, and almost 0% for around five years.

Industry development

Our key sales markets are the global business with automobile manufacturers and the replacement markets for passenger and commercial vehicle tires, particularly in Western and Central Europe and the NAFTA region. While the original equipment business with automakers has a significant influence on the development of business within our Automotive Systems and ContiTech divisions, the replacement markets for passenger and commercial vehicle tires are decisive for the tire divisions.

The market research institute Global Insight forecasts a further increase in **light vehicle production** for 2006 and 2007 (passenger cars, station wagons, light commercial vehicles < 6t). For 2006, it is predicting a production volume of 64.8 million vehicles worldwide, an increase of 2.2% as against 2005. For 2007, a total volume of 67.0 million vehicles is anticipated, representing growth of 3.4%. In both years, the growth is particularly expected in Asia. In Western Europe and the NAFTA region, only slight increases are forecast.

For 2006 and 2007, Global Insight forecasts that a lower number of **commercial vehicles** (> 6t) will be produced worldwide compared with 2005. Less than 2.2 million units are expected to be produced in 2006, representing a 1.8% decrease. This represents a drop of 1.8% year-on-year. The decrease is expected primarily in Asia. The market research institute expects a further reduction of the production volume in 2007. The number of vehicles produced in 2007 is expected to decline by 2.5% year-on-year. In 2007, a significant reduction is predicted in the NAFTA region due to new environmental requirements for engines.

Production of light vehicles** in millions of units	2005*	2006	2007
Western Europe	16.1	16.2	16.1
Eastern Europe	4.2	4.4	4.7
NAFTA	15.7	15.6	15.9
South America	2.8	2.7	2.9
Asia	23.2	24.4	25.7
Africa and Middle East	1.4	1.5	1.7
Total	**63.4**	**64.8**	**67.0**

Production of heavy vehicles (> 6t) in thousands of units	2005*	2006	2007
Western Europe	460	460	440
Eastern Europe	130	140	120
NAFTA	590	610	480
South America	110	105	95
Asia	950	885	1.010
Total	**2,240**	**2,200**	**2,145**

Source: Global Insight   * preliminary estimate   ** cars and light commercial vehicles (< 6t)

Replacement sales of passenger, light truck and 4x4 tires in millions of units	2005	2006	2007
Western and Central Europe*	235.2	241.1	247.1
NAFTA**	273.9	280.0	285.9

* Source: ERMC and own surveys, no comparable data available for Eastern Europe.
** Source: RMA, RAC, PricewaterhouseCoopers.

Replacement sales of truck tires in millions of units	2005	2006	2007
Western and Central Europe*	10.8	10.9	11.0
NAFTA**	21.2	21.3	21.5

* Source: ERMC and own surveys, no comparable data available for Eastern Europe.
** Source: RMA, RAC, PricewaterhouseCoopers, Mexico Rubber Association.

Independent organizations are forecasting further volume growth in 2006 and 2007 for the **passenger tire replacement business**, which also includes light truck and 4x4 tires, in our key sales regions. Growth of 2.5% in Western Europe is expected for both years. The volume in the NAFTA markets is predicted to rise by 2.2% in 2006 and 2.1% in 2007.

For the **truck tire replacement business**, independent organizations expect annual growth of 1% for Western and Central Europe in 2006 and 2007. In the NAFTA region, tire sales are forecast to increase by less than 1% to 21.3 million units, while an increase of 1% is forecast for 2007.

Raw materials markets

The increased market prices for raw materials at the end of 2005 will lead to higher cost of materials for us in Q1 2006. For example, the price for type TSR 20 natural rubber reached a price of 2.00 US dollars/kg for the first time on February 3. In terms of the outlook for the rest of 2006 and 2007, we expect to see rising global demand for, and continuing speculation in, raw materials. This will lead to further increases in raw materials prices in 2006 and 2007, especially hitting the raw materials that are important for us – oil (e.g. as a key component of synthetic rubber), natural rubber, and steel.

Business development

Sales

We are expecting consolidated sales to increase further in fiscal years 2006 and 2007. For both years we anticipate a growth rate of about 5%, in line with our strategic objectives. In this context, we are assuming that the forecasts for macroeconomic development, the automotive sector and the raw materials markets will be confirmed. With respect to our sector, we are also assuming that there will not be any significant unforeseeable changes, particularly in our key customer segments. All divisions will contribute to the increase in consolidated sales.

The Automotive Systems division will profit in particular from the increasing ESC sales. In the NAFTA region, we are expecting ESC sales volumes to increase to 3.0 million units in 2006. In view of the further increase in installation rates in this region, an even higher sales volume is anticipated for 2007.

The Passenger and Light Truck Tires division will benefit mainly from the continuing improvement of the product mix in favor of high-performance and winter tires, as well as from the planned sales volume increase in Europe and the NAFTA region.

The Commercial Vehicle Tires division will be able to meet increased market demand thanks to capacity expansion in Malaysia and Brazil starting in the second half of 2006, and especially in 2007.

ContiTech will continue its moderate growth, in particular by increasing sales volumes in the markets outside Europe and with products outside the automobile industry.

EBIT

For 2006 and 2007, we are expecting further annual improvements in the consolidated operating result from all divisions. The results for both years will likely also be impacted again by restructuring measures. Although no decisions or commitments have been made for any measures, based upon past trends, costs of between €60 million and €80 million could be incurred annually.

The high proportion of original equipment business in the Automotive Systems division will again lead to high pressure from the automobile manufacturers on selling prices in 2006 and 2007. In addition, climbing prices for raw materials, particularly steel, will impact the result.

The ongoing restructuring activities in the U.S.A. will have a positive effect on the operating result of the Passenger and Light Truck Tires division in 2006 and 2007. In addition, the expansion of production capacity in Brazil and Malaysia starting in 2006 will have a positive influence on EBIT in this division. On the one hand, this expansion will lead to an increase in our production volume in low-cost countries, and on the other hand the market presence in these regions will be improved. The sustained growth in the winter and high-performance tires segments will also contribute to an increase in earnings. We will try to compensate for rising sales prices for materials, particularly for natural rubber, with price increases, mix improvements, and rationalization measures.

In the Commercial Vehicle Tires division, our share of production in low-cost countries will continue to be expanded. In the second half of 2006, the expansion of our production capacities in Brazil and Malaysia and an improved market presence in these regions will have a positive impact on EBIT. In addition, cost reduction measures have been introduced at our Mt. Vernon and Hanover-Stöcken locations. The division will, however, also be negatively impacted by rising prices for raw materials. Here, too, we will try to offset this effect with sales price rises and further increases in efficiency.

The ContiTech division will profit in 2006 and 2007 from the continuing Phoenix integration, the positive effect from the restructuring measures performed in 2005, and the sale of the ContiTech Sealing Systems business unit. In addition, product innovations and cost reductions will further improve the result.

Research and development

Given our customers' demanding requirements, we are expecting that research and development expense will range from 4.0% to 4.3% of sales in 2006 and 2007. This level to sales will not be impacted through larger new product developments, as such expenditures are now first capitalized.

Capital expenditure

We expect to continue expanding capital expenditures in 2006 and 2007 for a capital expenditure ratio of between 6.0% and 6.5% for both years.

Net indebtedness and gearing ratio

It is planned to further reduce indebtedness in 2006. In 2006 and 2007, we will initiate activities to achieve a more efficient balance sheet structure. Such activities could include acquisitions, increased organic growth as well as a higher, shareholder-return orientated dividend in the future. Share buy-backs or the accumulation of treasury stock are considered unlikely. Apart from these initiatives, we are also considering as part of our active management of post-employment obligations, the option to fund liabilities in Germany through a contractual trust agreement – as is common practice in the U.S.A. and UK.


3

Football would be nothing without emotions – they excite the players to constantly achieve new levels of performance.

Passion unites people. We share the enthusiasm for performance, technique, precision, perfection and dynamics, and that is why we are bringing football to the people. Under the motto "Uniting Goals", we are organizing the very first worldwide Conti football tournament, the ContiTeamCup. At the same time, we are an Official Partner of the 2006 FIFA World Cup Germany™.

Enthusiasm unites.



Statement of the Executive Board

The Executive Board of Continental AG is responsible for the preparation, completeness, and integrity of the consolidated financial statements, the management report for the Corporation and Continental AG, and the other information provided in the annual report. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) and include any necessary and appropriate estimates. The management report for the Corporation and Continental AG contains an analysis of the net assets, financial position, and results of operations of the Corporation, as well as further information provided in accordance with the provisions of the *Handelsgesetzbuch* (HGB – German Commercial Code).

An effective internal management and control system is employed to ensure that the information used for the preparation of the consolidated financial statements, including the management report for the Corporation and Continental AG and internal reporting, is reliable. This includes standardized guidelines at Corporation level for accounting and risk management in accordance with section 91 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act) and an integrated financial control concept as part of the Corporation's value-oriented management, plus internal audits. The Executive Board is thus in a position to identify significant risks at an early stage and to take countermeasures.

The Audit Committee of the Supervisory Board of Continental AG engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors for the year ended December 31, 2005 pursuant to the resolution adopted by the Annual Shareholders' Meeting. KPMG audited the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and the management report for the Corporation and Continental AG. The auditors issued the report presented on the following page.

The consolidated financial statements, the management report for the Corporation and Continental AG, the auditors' report, and the risk management system will be discussed in detail by the Audit Committee of the Supervisory Board together with the auditors. These documents will then be discussed with the entire Supervisory Board at the meeting of the Supervisory Board held to approve the financial statements.

Hanover, February 13, 2006

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Continental Aktiengesellschaft, comprising the consolidated income statement, the consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and the notes to the consolidated financial statements, together with the management report for the Group and Continental Aktiengesellschaft for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the management report for the group and Continental AG in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB "German Commercial Code" and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Hanover, February 15, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zehnder	Papenberg
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Income Statements

in € millions	See Note	2005	2004
Sales		**13,837.2**	**12,597.4**
Cost of sales		- 10,327.8	- 9,452.8
Gross margin on sales		**3,509.4**	**3,144.6**
Research and development expenses		- 589.4	- 523.8
Selling and logistics expenses		- 840.0	- 780.0
Administrative expenses		- 432.6	- 394.3
Other income and expenses	6	- 157.3	- 302.1
At-equity share in earnings of associates	7	14.8	13.1
Other income from investments	7	2.2	- 0.1
Earnings before interest and taxes		**1,507.1**	**1,157.4**
Interest income	8	48.3	17.1
Interest expense	8	- 152.7	- 135.1
Net interest expense		**- 104.4**	**- 118.0**
Earnings before income taxes		**1,402.7**	**1,039.4**
Income tax expense	9	- 450.5	- 300.4
Net income		**952.2**	**739.0**
Minority interests		- 22.6	- 22.8
Net income attributable to the shareholders of the parent		929.6	716.2
Earnings per share in €	34	**6.38**	**5.19**
Diluted earnings per share in €	34	**6.10**	**4.93**

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Assets

in € millions	See Note	Dec. 31, 2005	Dec. 31, 2004
Goodwill	10	1,423.8	1,408.3
Other intangible assets	10	122.9	131.8
Property, plant, and equipment	11	3,267.8	3,066.5
Investments in associates	12	122.7	107.9
Other investments	13	9.3	10.5
Deferred tax assets	14	98.6	64.6
Deferred pension charges	23	85.1	5.4
Long-term derivative instruments	27	10.2	106.2
Other long-term financial assets	15	51.1	43.9
Other assets	16	2.3	8.8
Non-current assets		**5,193.8**	**4,953.9**
Inventories	17	1,418.6	1,271.7
Trade accounts receivable	18	2,114.6	1,995.6
Other short-term financial assets	15	51.6	49.2
Other assets	16	269.8	261.7
Income tax receivable		30.2	36.8
Short-term derivative instruments	27	62.4	12.4
Cash and cash equivalents	19	1,273.8	1,114.6
Assets held for sale	20	132.9	–
Current assets		**5,353.9**	**4,742.0**
Total assets		**10,547.7**	**9,695.9**

Total Equity and Liabilities

in € millions	See Note	Dec. 31, 2005	Dec. 31, 2004
Common stock		373.4	372.3
Capital reserves		1,307.8	1,297.4
Retained earnings		2,049.7	1,236.4
Other reserves		- 156.7	- 199.9
Minority interests		220.8	231.0
Total equity	21	**3,795.0**	**2,937.2**
Provisions for pension liabilities and other post-employment benefits	23	1,298.0	1,357.5
Deferred tax liabilities		159.5	129.2
Long-term provisions for other risks	24	354.0	328.6
Long-term portion of indebtedness	26	942.3	1,508.7
Other liabilities	29	34.9	29.7
Non-current liabilities		**2,788.7**	**3,353.7**
Trade accounts payable		1,322.1	1,235.8
Income tax payable	25	340.8	277.9
Short-term provisions for other risks	24	462.3	467.1
Indebtedness	26	897.3	605.6
Other short-term financial liabilities	28	482.9	409.4
Other liabilities	29	416.5	409.2
Liabilities related to assets held for sale	30	42.1	–
Current liabilities		**3,964.0**	**3,405.0**
Total equity and liabilities		**10,547.7**	**9,695.9**

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flow Statements

in € millions	2005	2004
EBIT	1,507.1	1,157.4
Interest paid	- 131.6	- 124.9
Interest received	48.2	17.0
Income tax paid	- 375.6	- 346.8
Dividends received	4.2	11.8
Depreciation and amortization	741.8	667.2
At-equity share in earnings of associates and accrued dividend income from other investments	- 17.0	- 24.3
Losses from the disposal of property, plant, equipment and intangible assets as well as subsidiaries	24.4	8.5
Change in pension and post-employment provisions	- 104.6	- 17.9
Changes in		
inventories	- 94.7	- 130.7
trade accounts receivable	- 77.5	- 114.1
other assets	- 70.2	157.6
trade accounts payable	57.0	159.0
provisions for other risks	2.5	46.2
other liabilities	28.4	62.0
Cash provided by operating activities	**1,542.4**	**1,528.0**
Proceeds on disposal of property, plant, equipment and intangible assets	36.5	64.0
Capital expenditure on property, plant, equipment and software	- 871.8	- 703.0
Capital expenditure on intangible assets from development projects	- 1.0	- 6.4
Proceeds on disposal of subsidiaries	–	4.1
Settlement paid on disposal of subsidiaries	- 18.9	–
Acquisition of subsidiaries	- 35.8	- 182.5
Short-term interest bearing advances	4.6	- 24.5
Cash used for investing activities	**- 886.4**	**- 848.3**
Cash flow before financing activities	**656.0**	**679.7**
Short-term borrowings	- 198.3	- 93.1
Proceeds from the issuance of long-term debt	0.0	410.8
Principal repayments on long-term debt	- 129.4	- 329.0
Repurchase of bonds	- 68.1	- 241.1
Proceeds from the issuance of shares	4.8	3.9
Dividends paid to minority interests	- 8.3	- 3.2
Dividends paid	- 116.3	- 70.4
Cash flow used for financing activities	**- 515.6**	**- 322.1**
Change in cash and cash equivalents	**140.4**	**357.6**
Cash and cash equivalents as of January 1	1,114.6	738.3
Cash and cash equivalents acquired with/surrendered with the sale of subsidiaries	- 11.0	28.3
Effect of exchange rate changes on cash and cash equivalents	29.8	- 9.6
Cash and cash equivalents as of December 31	**1,273.8**	**1,114.6**

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Changes in Total Equity

in € millions	Number of shares[1] (thousands)	Common stock	Capital reserves	Retained earnings	Other reserves: Adjustment for successive share purchases	Other reserves: Difference from currency translation	Other reserves: Difference from financial instruments[2]	Subtotal	Minority interests	Total
As of Jan. 1, 2004	**135,422**	**346.7**	**1,004.0**	**562.4**	**–**	**- 258.8**	**- 9.1**	**1,645.2**	**151.4**	**1,796.6**
Net income				716.2				716.2	22.8	**739.0**
Comprehensive income						59.6	8.4	68.0	- 3.3	**64.7**
Net profit for the period		**–**	**–**	**716.2**	**–**	**59.6**	**8.4**	**784.2**	**19.5**	**803.7**
Dividends paid				- 70.4				- 70.4	- 3.2	**- 73.6**
Issuance of shares	9,994	25.6	251.7					277.3		**277.3**
Issuance of convertible bond			69.9					69.9		**69.9**
Reclassification of equity component of convertible bonds on conversion			- 28.2	28.2				–		**-**
Changes in minority interests from consolidation changes or capital increases									63.3	**63.3**
As of Dec. 31, 2004	**145,416**	**372.3**	**1,297.4**	**1,236.4**	**–**	**- 199.2**	**- 0.7**	**2,706.2**	**231.0**	**2,937.2**
Net income				929.6				929.6	22.6	**952.2**
Comprehensive income						67.6	0.4	68.0	22.0	**90.0**
Net profit for the period		**–**	**–**	**929.6**	**–**	**67.6**	**0.4**	**997.6**	**44.6**	**1,042.2**
Dividends paid				- 116.3				- 116.3	- 10.6	**- 126.9**
Issuance of shares	449	1.1	10.4					11.5		**11.5**
Successive acquisitions of shares					- 24.8			- 24.8	- 50.4	**- 75.2**
Changes in minority interests from consolidation changes or capital increases									6.2	**6.2**
As of Dec. 31, 2005	**145,865**	**373.4**	**1,307.8**	**2,049.7**	**- 24.8**	**- 131.6**	**- 0.3**	**3,574.2**	**220.8**	**3,795.0**

See accompanying notes to the consolidated financial statements.

[1] Shares outstanding.

[2] Includes derivative financial instruments and available-for-sale financial assets.
Net of total deferred taxes of €0.2 million (2004: €1.6 million).

Segment Reporting

Segment report by division for 2005

in € millions	Automotive Systems	Passenger and Light Truck Tires	Commercial Vehicle Tires	Conti-Tech	Other/Con-solidation	Continental Corporation
Sales to external customers	5,230.6	4,433.7	1,313.4	2,859.5	–	13,837.2
Intercompany sales	0.0	10.9	65.8	34.7	- 111.4	–
Total sales	**5,230.6**	**4,444.6**	**1,379.2**	**2,894.2**	**- 111.4**	**13,837.2**
EBIT (segment result)	570.1	669.0	153.0	160.4	- 45.4	1,507.1
as % of sales	10.9	15.1	11.1	5.5		10.9
– thereof at-equity share in earnings of associates	5.7	8.6	0.7	- 0.2	–	14.8
Capital expenditure	357.0	291.9	118.9	98.8	5.2	871.8
as % of sales	6.8	6.6	8.6	3.4		6.3
Depreciation and amortization[1]	282.0	259.1	69.4	128.0	3.3	741.8
– thereof impairment[2]	36.6	70.1	- 1.5	1.9	–	107.1
Significant non-cash expenses/income	- 3.3	- 82.7	- 27.6	18.4	- 2.0	- 97.2
Segment assets	3,673.5	2,903.9	979.6	1,530.1	1.9	9,089.0
– thereof investments in associates	62.1	42.7	4.3	7.1	6.5	122.7
Operating assets	3,099.7	2,488.2	833.7	1,318.2	27.1	7,766.9
ROCE in %	18.4	26.9	18.4	12.2		19.4
Segment liabilities	1,694.1	1,453.0	500.8	730.5	14.9	4,393.3
Number of employees as of December 31, 2005	24,189	24,910	8,239	22,331	180	79,849

Segment report by division for 2004

in € millions	Automotive Systems	Passenger and Light Truck Tires	Commercial Vehicle Tires	Conti-Tech	Other/Con-solidation	Continental Corporation
Sales to external customers	5,007.6	4,099.3	1,433.6	2,056.9	–	12,597.4
Intercompany sales	0.1	4.9	67.1	6.5	- 78.6	–
Total sales	**5,007.7**	**4,104.2**	**1,500.7**	**2,063.4**	**- 78.6**	**12,597.4**
EBIT (segment result)	498.9	424.8	104.0	151.0	- 21.3	1,157.4
as % of sales	10.0	10.4	6.9	7.3		9.2
– thereof at-equity share in earnings of associates	7.3	6.1	0.3	- 0.6	–	13.1
Capital expenditure	273.7	251.1	80.9	92.6	4.7	703.0
as % of sales	5.5	6.1	5.4	4.5		5.6
Depreciation and amortization[1]	248.2	240.8	76.7	99.0	2.5	667.2
– thereof impairment[2]	11.3	51.5	0.0	11.9	–	74.7
Significant non-cash expenses/income	- 7.5	- 3.4	- 13.6	2.2	- 11.4	- 33.7
Segment assets	3,380.3	2,496.5	917.3	1,570.5	1.7	8,366.3
– thereof investments in associates	57.6	33.8	9.5	6.8	0.2	107.9
Operating assets	2,846.9	2,121.8	774.7	1,361.3	25.8	7,130.5
ROCE in %	17.5	20.0	13.4	11.1		16.2
Segment liabilities	1,602.6	1,445.5	455.8	699.6	20.2	4,223.7
Number of employees as of December 31, 2004	22,583	23,408	10,466	23,972	157	80,586

See accompanying notes to the consolidated financial statements.

[1] Excluding write-downs of investments.

[2] The Commercial Vehicle Tires segment also includes write-ups of previous impairments in the amount of €3.2 million.

Reconciliation of EBIT to net income

in € millions	2005	2004
Automotive Systems	570.1	498.9
Passenger and Light Truck Tires	669.0	424.8
Commercial Vehicle Tires	153.0	104.0
ContiTech	160.4	151.0
Other	- 45.4	- 21.3
EBIT	**1,507.1**	**1,157.4**
Net interest expense	- 104.4	- 118.0
Earnings before income taxes	**1,402.7**	**1,039.4**
Income tax expense	- 450.5	- 300.4
Net income	**952.2**	**739.0**
Minority interests	- 22.6	- 22.8
Net income attributable to the shareholders of the parent	929.6	716.2

Segment Reporting by Region

in € millions	Germany	Europe excluding Germany	North America	Asia	Other countries	Continental Corporation
Sales to external customers 2005	**4,733.4**	**5,025.6**	**2,740.1**	**945.9**	**392.2**	**13,837.2**
Sales to external customers 2004	4,187.0	4,728.0	2,494.7	864.7	323.0	12,597.4
Capital expenditure 2005	**247.1**	**249.6**	**129.3**	**93.3**	**152.5**	**871.8**
Capital expenditure 2004	237.7	273.4	128.7	39.4	23.8	703.0
Segment assets[1] as of Dec. 31, 2005	**3,634.0**	**2,704.8**	**1,860.5**	**548.1**	**341.6**	**9,089.0**
Segment assets[1] as of Dec. 31, 2004	3,710.4	2,625.4	1,456.2	427.1	147.2	8,366.3
Number of employees as of Dec. 31, 2005	**30,974**	**25,107**	**11,785**	**8,273**	**3,710**	**79,849**
Number of employees as of Dec. 31, 2004	31,808	25,469	11,759	7,948	3,602	80,586

See accompanying notes to the consolidated financial statements.

[1] The segment assets correspond to the operating assets before the deduction of the trade accounts payable.

Notes to the Consolidated Financial Statements

1. General Information

Continental Aktiengesellschaft, whose registered office is Vahrenwalder Strasse 9, Hanover, Germany, is the parent company of the Continental Corporation and a listed stock corporation. The Company is listed in the commercial register of the Hanover Local Court (HRB No. 3527).

The consolidated financial statements of Continental AG will be filed with the commercial register of the Hanover Local Court under HRB No. 3527.

The date for the approval of the consolidated financial statements by the Supervisory Board is March 8, 2006.

The consolidated financial statements of Continental AG as of December 31, 2005, have been prepared under International Financial Reporting Standards (IFRS) for the first time, in accordance with EU Regulation (EC) No. 1606/2002 and in conjunction with section 315a (1) HGB. This regulation requires all companies whose securities are publicly traded and registered in a member state of the European Union to prepare consolidated financial statements based only on IFRS for fiscal years beginning after December 31, 2004. The term 'IFRS' also includes International Accounting Standards (IAS) that are still in force. All interpretations of the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC), that are binding for the 2005 fiscal year have also been applied.

The consolidated financial statements for the year ended December 31, 2004 were prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

The effects of the transition from U.S. GAAP to IFRS on the net assets, financial position, results of operations and cash flows are described in Note 3 – Conversion to IFRS.

Amounts disclosed in this annual report for the periods from 1998 to 2003 are those as published previously in accordance with U.S. GAAP, whereas amounts for periods before 1998 are those as published previously in accordance with the accounting provisions of the *Handelsgesetzbuch* (HGB – German Commercial Code).

2. Accounting Principles

The consolidated financial statements have been prepared on the basis of historical costs, except for derivative financial instruments and available-for-sale assets, which are recognized at their market values less costs to sell.

The financial statements of subsidiaries included in the consolidated financial statements have been prepared using accounting principles consistently applied across the Corporation, in accordance with IAS 27. The balance sheet dates of the subsidiary financial statements are coterminous with the consolidated financial statements.

The consolidated financial statements have been prepared in euros. Unless otherwise stated, all amounts presented are in millions of euros.

Consolidation principles

All major subsidiaries, in which Continental AG directly or indirectly holds a majority of voting rights, have been included in the consolidated financial statements and fully consolidated. In accordance with the provisions of SIC 12 (Consolidation – Special Purpose Entities), the consolidated financial statements must also include companies that can still be controlled by Continental, despite a lack of majority voting rights by other means, such as agreements or guarantees. No companies were required to be included in the consolidated financial statements as a result of these provisions in either 2005 or 2004.

The consolidation of subsidiaries is based on the purchase method of acquisition accounting: eliminating the purchase price against the parent company's interest in the acquired net assets at fair value at the date of acquisition. Intangible assets not previously recorded in the stand-alone financial statements of the acquired company are also recognized at their fair value. Any positive remaining amount is capitalized as goodwill. Intangible assets identified in the course of a business combination, including for example brand names, patents, customer lists and order back-logs, are recognized separately at the date of acquisition only if the requirements under IAS 38 for an intangible asset are met. Adjustments to the assets and liabilities measured at the date of acquisition may be made within twelve months after the acquisition.

The share in the net assets of subsidiaries that are not held by the Corporation are shown as minority interests as a separate component of total equity.

For the term during which Continental or any of its subsidiaries have made binding offers to minority shareholders to purchase their shares in subsidiaries, those minority interests are shown as financial liabilities and not as equity. These financial liabilities are recognized at fair value, which corresponds to the price offered. In the event that the offer was made simultaneously at the time of the business combination, then the fair value of the binding purchase offer is considered part of the total cost of acquisition. On the other hand, if that offer was made separately from the business combination, then any difference between the binding purchase offer and the carrying amount of the minority interests at the time that offer is made is charged directly to equity. In particular in Germany, offers to purchase minority interests are required by law in connection with management and profit and loss pooling agreements, in accordance with the redemption obligations under section 305 of the *Aktiengesetz* (AktG – German Stock Corporation Act).

Once a majority interest has been obtained, any differences arising from successive purchases of shares from minority interests, between the purchase price and the carrying amount of those minority interests, are charged directly to equity.

Significant investments where Continental holds between 20.0% and 50.0% of the voting rights enabling it to exert significant influence on the investees ("associated companies") are accounted for using the equity method. Companies that are dormant or have only a low level of business activity and therefore have no significant impact on the net assets, financial position and results of operations of Continental Corporation are not included in the consolidated financial statements. Such companies are recognized in the consolidated financial statements at cost unless their fair value can be determined in accordance with IAS 39.

The carrying amount of the associates that are included using the equity method is adjusted to reflect the share in the associate's net equity. If the annual financial statements of the associates are not available, the at-equity share in earnings or losses is recognized as necessary based on estimated amounts. Goodwill arising from the first-time consolidation of associates is disclosed separately. Goodwill is not amortized but tested annually for impairment.

Intercompany amounts receivable and payable, as well as income and expenses are eliminated on consolidation. Intercompany profits arising on the supply of goods and services, and dividend payments made within the Corporation are eliminated on consolidation. Deferred taxes related to the elimination of intercompany transactions are recognized at the effective income tax rate.

Foreign currency translation

The assets and liabilities of foreign subsidiaries with a functional currency other than the euro are translated into euros at the year-end middle rates. The statement of income is translated at the exchange rates prevailing at the transaction dates. Differences resulting from currency translation are charged directly to other reserves within total equity until the disposal of the subsidiary, without recognizing deferred taxes.

In the stand-alone statements of Continental AG and its subsidiaries, amounts receivable and payable in foreign currencies are measured on recognition at the transaction rate and adjusted at the balance sheet date to the related spot rates. Gains and losses arising on foreign currency translation are recognized in the income statement, except for certain loans. Foreign currency adjustments relating to the translation of intercompany financing made in the functional currency of one of the parties and for which repayment is not expected in the foreseeable future, are charged directly to other reserves within total equity.

In accordance with IAS 21, goodwill arising from any form of acquisition is recognized directly as an asset of the subsidiary acquired and therefore also translated for subsidiaries whose functional currencies are not the euro, into euros at the balance sheet date using the middle rate, and the translation differences resulting from foreign currency are charged directly to other reserves within total equity.

The following table summarizes the exchange rates used in currency translation that had a material effect on the consolidated financial statements:

Revenue recognition

Revenue – excluding VAT sales tax and sales allowances – is recognized at the date of delivery provided that the economic ownership, and therefore the major risks and rewards, have been transferred to the buyer, and that payment is probable.

Only sales of products resulting from the ordinary business activities of the Company are shown as revenue. Ancillary income or proceeds such as from the sale of equipment, external sales of compounds, sale of scrap, or rental and licensing income, are netted against the related expenses.

Product-related expenses

Costs for advertising, sales promotion, and other sales-related items are expensed as incurred. Provisions are recognized for probable warranty claims on sold products on the basis of past experience, as well as legal and contractual terms. Additional provisions may be recognized for specific known cases.

Currencies		**Closing rate**		**Average rate for the year**	
1 € in		**Dec. 31, 2005**	**Dec. 31, 2004**	**2005**	**2004**
Brazil	BRL	2.75	3.64	3.04	3.64
Czech Republic	CZK	29.04	30.47	29.80	31.95
United Kingdom	GBP	0.69	0.71	0.68	0.68
Japan	JPY	138.87	141.33	136.91	134.46
Mexico	MXN	12.61	15.30	13.59	14.04
Malaysia	MYR	4.47	5.18	4.72	4.73
Philippines	PHP	62.68	76.60	68.56	69.71
Romania	RON	3.68	3.94[1]	3.62	4.05[1]
Slovakia	SKK	37.84	38.80	38.59	40.04
U.S.A.	USD	1.18	1.36	1.25	1.24
South Africa	ZAR	7.50	7.71	7.92	8.02

[1] There was a currency reform in Romania on July 1, 2005. The exchange rate specified for the previous year has been restated for comparison purposes (divided by 10,000).

Research and development expenses
Research and development expenses comprise expenditure on research and development that does not meet the criteria for recognition as an asset in accordance with IAS 38. Advances and reimbursements from customers are netted against expenses at the time they are invoiced.

Interest and investment income
Interest income and expenses are recognized for the period to which they relate; dividends receivable are recognized upon the legal entitlement to payment.

Earnings per share
Earnings per share are calculated on the basis of the weighted average number of shares outstanding. Treasury stock is deducted for the period it is held in treasury. Diluted earnings per share also include shares from the potential exercise of option or conversion rights, with the corresponding expenses that would no longer be incurred after the conversion or exchange being eliminated.

Balance sheet classification
Assets and liabilities are shown as non-current assets and liabilities in the balance sheet if they have a remaining term of over one year and, conversely, as current assets and liabilities if the remaining term is shorter. Liabilities are treated as current if there is no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. Provisions for pensions and other post-employment obligations as well as deferred tax assets and liabilities are categorically shown as non-current. If assets and liabilities have both current and non-current portions, the amounts are classified separately.

Goodwill
Goodwill is the difference between the cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment, at least annually, and, if necessary written-down as impaired.

Intangible assets
Purchased intangible assets are carried at acquisition cost and internally generated intangible assets at their production cost, provided that the conditions for recognition of an internally generated intangible asset are met in accordance with IAS 38. If intangible assets have finite useful lives, they are amortized straight-line over a useful life of three to seven years. Intangible assets with indefinite useful lives are tested at least annually for impairment, and, if necessary written-down as impaired.

Development costs
Expenses incurred from the application of research findings for the development of new or substantially improved products are deferred as assets for the period until the developed product can be sold, and then amortized over three years, provided the six criteria set out in IAS 38 are met. To the extent that these expenses are only for customer-specific applications, pre-production prototypes, or tests for products already being sold (application engineering), these expenses do not qualify as development activities which may be recognized as an intangible asset. Furthermore, expenses for starting up new operations or launching new products or processes are charged directly to income. Only very few development projects fulfill the strict recognition criteria since our major medium- and longer-term projects are for supplying automobile manufacturers (original equipment business). New developments for the original equipment business are not marketable until we have been nominated as the supplier for the particular vehicle platform or model and, furthermore, have successfully fulfilled pre-production release stages. Moreover, these release stages serve as the prerequisite to demonstrate the technical feasibility of the product, especially given the high demands imposed on comfort and safety technology. Accordingly, development costs are recognized as an asset only as of the date of nomination as supplier and fulfillment of a specific pre-production release stage. The development is considered to be completed once the final approval for the unlimited series production is granted. Advances and reimbursements from customers are netted against expenses at the time they are invoiced.

Although suppliers are nominated by original equipment manufacturers with the general obligation to supply products over the entire life of the particular model or platform, these supply agreements constitute neither long-term contracts nor firm commitments, in particular because the original equipment manufacturers make no commitments in regard of the purchase quantities. For this reason, all pre-series production expenditure – with the exception of the capitalized development costs described above – is charged directly to income.

Property, plant, and equipment

Property, plant, and equipment are carried at acquisition or construction cost, less straight-line depreciation. Impairment write-downs are made once there is a loss of value in use over the remaining useful life. Investment grants are generally deducted from cost.

The construction cost consists of the direct costs and attributable material and manufacturing overheads, including depreciation. It does not include any financing costs.

As soon as an asset is available for its intended use, subsequent cost is only capitalized if the modification changes the function of the asset or increases its economic value, and the cost can be clearly identified. All other subsequent expenditure is recorded as current period maintenance expense.

Property, plant, and equipment are capitalized separately at the lowest level of their components that are separately functioning economic units, or that have significantly different useful lives and are likely to be replaced or overhauled during the overall life of the related main asset. Maintenance and repair costs are recognized as an expense as incurred. The Corporation has no property, plant, or equipment that by the nature of its operation and deployment can only be repaired and serviced in intervals over several years.

The useful lives are up to 33 years for buildings and land improvements; up to twelve years for technical equipment and machinery; and two to ten years for factory and office equipment.

Investment property

Land and buildings held for the purpose of generating rental income and that are not used for production or for administrative purposes are carried at depreciated cost. Depreciation is charged on a straight-line basis over the useful lives, which correspond to those for real estate in use by the Company.

Leasing

Continental leases property, plant, and equipment, especially buildings. If the substantial risks and rewards from the use of the leased asset are controlled by Continental, the agreement is treated as a capital lease, and an asset and related financial liability are recognized. In the case of an operating lease, where the economic ownership remains with the lessor, only the lease payments are recognized and charged to income.

Impairment

The Corporation immediately reviews intangible assets and property, plant, and equipment as soon as there is an indication of impairment by comparing the carrying amount with the recoverable amount. The recoverable amount corresponds to the higher of the fair value less costs to sell and the present value of the expected future cash flows from the continued use of the asset. If the carrying amount is higher than the recoverable amount, the difference is recognized as an impairment loss. If the circumstances for the prior recognition of an impairment no longer prevail, the assets are written up to the extent of the restored impairment.

The annual impairment test for goodwill is made at the level of the strategic business units, which represent the relevant cash-generating units. The existence of an impairment is tested by comparing the carrying amount of the business unit, including goodwill, with its recoverable amount on the basis of its discounted pre-tax cash flows representing the value in use. An impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount for the business unit. Impairment losses for goodwill are not reversed in subsequent periods.

The expected cash flows for the business units are derived from the long-term plans that cover the following five years. The terminal cash flows are extrapolated using the expected growth rates for the individual business units; however, normalized for significant non-recurring effects. The overall average growth rate applied in the 2005 test was 0.35%. The forecasts are based in particular on assumptions for macroeconomic developments as well as trends in sales prices, raw material prices and exchange rates.

The interest rate used in fiscal 2005 to discount cash flows was 11.3%, 11.7% in fiscal 2004 and 12.0% for the opening balance sheet.

Assets and related liabilities held for sale
Individual non-current assets or a group of non-current assets and related liabilities are classified separately as held for sale in the balance sheet if their disposal has been committed and is probable. Assets held for sale are recognized at the lower of their carrying amount and their fair value less costs to sell, and otherwise no longer depreciated once they are classified as held for sale.

Financial instruments
A financial instrument in accordance with IAS 32 is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They include primary financial instruments such as trade accounts receivable and payable, securities and financial assets, and indebtedness and other financial liabilities. They also include derivative financial instruments that are used to hedge against risks from changes in exchange rates and interest rates. Financial instruments are recognized at the date at which the obligation to buy or sell an asset is incurred.

Primary financial instruments
Primary financial instruments are classified as "held for trading" or "held-to-maturity", and instruments that are assets also as "available-for-sale". Depending on their classification, they are recognized at cost or market value.

Financial instruments held for trading are carried at fair value and changes are charged immediately to income. Financial assets available-for-sale are also measured at their fair value, if a fair value can be determined. Unrealized gains or losses are charged directly to equity, net of tax effects, under other reserves until the date of disposal.

Held-to-maturity instruments are carried at cost. In the case of assets, cost is net of any impairment losses, which are charged directly to income. The cost of loans and other liabilities comprises the remaining principal balance and issuing costs, net of any unamortized premium or discount.

Liabilities from finance leases are shown at the present value of the remaining lease payments based on the implicit lease interest rate.

Investments in non-consolidated associated companies and other equity interests classified as investments are carried at cost if market values or the share in equity cannot be determined.

Financial instruments that have both a debt and an equity component are classified and measured separately by those components. Equity components of compound instruments include primarily option and conversion rights. In the case of convertible bonds, the market value of the conversion rights is recognized separately in capital reserves already at the date the bond is issued and therefore deducted from the indebtedness incurred through the bond proceeds. The market values of conversion rights are based on the present value between the bond coupon rate and the market rate for a similar maturity without conversion options. In this case, the interest expense for the debt component is calculated over the term of the bond based on the market interest rate at the date of issue. The difference between the deemed interest and the coupon rate is accrued to the carrying amount of the bonded indebtedness. The issuing costs of the convertible bond are deducted directly from the carrying amount of the debt. In the event of maturity or conversion, the equity component previously recognized in capital reserves at the date of issue is offset against the accumulated retained earnings in accordance with the option permitted by IAS 39.

Amounts receivable

Amounts receivable and other assets are carried at their principal amount. Valuation allowances are made where default is probable in specific cases, or as a general reserve based on experience. Continental sells trade accounts receivable, particularly under asset-backed securitization programs. The accounts receivable are still recognized in the balance sheet when the risks and rewards, in particular credit and default risk, have not been transferred. The repayment obligations from these sales are then shown as short-term indebtedness.

Derivative financial instruments

Derivative financial instruments are used only in connection with amounts recognized in the balance sheet or forecasted payment flows, and are recognized at their fair values. The fair value generally corresponds to the market or exchange price. In the absence of an active market, the fair value is determined using mathematical financial models, for example by discounting expected future payment flows at the market rate of interest or by applying recognized option pricing models.

Changes in the market values of derivative financial instruments used for fair-value hedging purposes to counteract fluctuations in the market value of recognized assets or liabilities are charged to income in the period when the changes in value of the hedged item are recognized. Changes in the market values of derivative financial instruments used to hedge future cash flows, given their effectiveness is demonstrated, are charged directly to equity until the associated hedged transaction is settled. If the criteria for hedge accounting are not met or the hedge becomes ineffective, the changes in market value of the specific derivative financial instrument are charged to income as incurred. Once the forecasted transaction for which the cash flows have been hedged results in the recognition of a financial asset or a financial liability, any gains or losses previously deferred in equity are released to income at that time. On the other hand, if the transaction leads to the recognition of a non-financial asset, the gains or losses previously deferred to equity are treated as a reduction or an increase in cost on recognition of the non-financial asset or liability.

Inventories

Inventories are recognized at the lower of acquisition or production cost and net realizable value. Acquisition cost is generally determined using the weighted-average method. Production cost includes direct costs, production-related material costs, overheads, and depreciation. Write-downs further also take account of decreased marketability or excessive storage periods.

Other assets

Other assets are recognized at cost. Write-downs are made as appropriate to reflect any possible risk related to recoverability.

Accounting for income taxes

Income taxes are measured using the liability method, in accordance with IAS 12. They include deferred taxes for the expected tax payments and refunds from temporary differences between the consolidated financial statements and the related tax bases, as well as from loss carryforwards. No deferred tax is recognized for non-tax-deductible goodwill. The deferred tax assets and liabilities are measured at the applicable tax rates related to the period where the temporary differences are expected to reverse. Changes in tax rates are recognized once the rate has been substantially enacted. Deferred tax assets are not recognized if it is not probable that they will be realized in the future.

Pensions and post-employment liabilities

The retirement benefits offered by the Corporation encompass both defined benefit and defined contribution plans.

Pension liabilities under defined benefit plans are actuarially measured pursuant to IAS 19, using the projected unit credit method that reflects salary, pension, and employee fluctuation trends. The discount rate to determine the present value is based on long-term loans in the respective capital market. Actuarial gains and losses that exceed the greater of 10% of the defined benefit obligation and 10% of the fair value of the plan assets at the start of the fiscal year are recognized in profit or loss over the expected average remaining working lives of the beneficiaries. Expenses for the interest cost for pension liabilities, and income from the pension funds are not shown separately in net interest expenses, but are included in the compensation costs as part of the cost categories as classified in the income statement.

Similarly, the interest cost of other long-term employee benefits are included in the compensation costs as part of the cost categories as classified in the income statement and not shown separately as net interest expense.

Pension liabilities for some companies are covered by pension funds. Plan assets comprise all assets, as well as claims from insurance contracts, that are held exclusively towards payments to those entitled to pensions and are not available to meet the claims of other creditors. Pension obligations and plan assets are reported on a net basis in the balance sheet.

The significant other post-employment benefits also shown under the provision for pension and other post-employment liabilities relate to obligations to pay for health costs for retired workers in the U.S.

Defined contribution plans represent retirement benefits where the Company only contributes contractually fixed amounts for current service entitlements, which are generally invested by independent, external asset managers until the date of retirement of the employee. The fixed amounts are partly dependent on the level of the employee's own contribution. The Company gives no guarantees of the value of the asset after the fixed contribution, either at the retirement date or beyond. The entitlement is therefore fulfilled by the contributions paid in the year.

Provisions for other risks

Provisions are recognized when a legal or constructive obligation has arisen that is likely to result in a future cash outflow to third parties and the amount can be reliably determined or estimated. The provisions are recognized at the balance sheet date with the value at which the obligations could likely be settled or transferred to a third party. Long-term provisions such as litigation or environmental risks are discounted to their present value. The resulting periodic interest charge for the provisions is shown under net interest expenses.

Non-financial liabilities

Current liabilities are carried at their repayment amount. Long-term non-financial liabilities are shown at historical cost.

Stock option plans

Remuneration through stock options is based on the fair value of the option at the date of grant, using the binomial model. The fair value of the option is shown as capital reserves and charged straight-line to income over the vesting period.

Estimates

Proper and complete preparation of the consolidated financial statements requires management to make estimates and assumptions affecting the assets, liabilities, and disclosures in the notes, as well as the income and expenses for the period.

The most important estimates relate to the determination of the useful lives of intangible assets and property, plant, and equipment within the Continental Corporation; the impairment testing of goodwill and fixed assets, in particular the underlying cash flow forecasts and discount rate; the recoverability of amounts receivable and other assets as well as income taxes receivable; the financial modeling factors for stock option plans; and the recognition and measurement of provisions, especially the actuarial parameters for pensions and other post-employment obligations; and the probabilities of claims for warranty, litigation or environmental remediation.

The assumptions and estimates are based on the information currently available at the date of preparation of the consolidated financial statements. The assumptions and premises are regularly reviewed and updated to reflect actual developments as necessary.

Consolidated cash flow statements

The statements of cash flows show the sources during the period that generated cash and cash equivalents as well as the uses of cash and cash equivalents. Cash includes all liquid funds and demand deposits. Cash equivalents are short-term, highly liquid financial investments that can be readily converted into known cash amounts and are subject to only minor fluctuations in value. Financial investments are considered to be cash equivalents only if they have a remaining term not exceeding three months from the date of acquisition.

New accounting pronouncements

At present, no new IFRS have been endorsed that change Continental's accounting policies.

3. Conversion to IFRS

The conversion from U.S. GAAP to IFRS follows the requirements of IFRS 1 – First-time adoption of International Financial Reporting Standards, under which Continental is obliged to adopt all IFRS principles and standards applicable as of December 31, 2005 and, accordingly, a restatement of the comparative period for 2004. The opening IFRS balance sheet has been prepared as at January 1, 2004. Changes in valuation from U.S. GAAP were taken directly to equity. The following reconciliations explain the cumulative effects of the conversion to IFRS on total equity, and on the consolidated statements of income and of cash flows.

The options generally available under IFRS as well as the provisions for first-time adoption were applied to maintain to the greatest possible extent the accounting practices previously applied under U.S. GAAP. Specifically, in connection with the first-time adoption, elections were made with respect to the following reporting standards:

- IFRS 2 – Share-based Payment
- IFRS 3 – Business Combinations
- IAS 19 – Employee Benefits
- IAS 32/39 – Financial Instruments

The following paragraphs describe the differences in measurement and presentation resulting from the adoption of IFRS compared with the previous corporate accounting policies under U.S. GAAP.

- IFRS 1 – First-time Adoption of IFRS – together with IAS 19 (Employee Benefits) – changes the measurement of pensions and similar obligations. All actuarial gains and losses were recognized in the opening IFRS balance sheet as at January 1, 2004 under the 'fresh start' option and charged to the accumulated retained earnings for a net loss of €339.8 million. The corridor method was elected again for subsequent fiscal years. Further, previously under U.S. GAAP unamortized, vested prior service costs (benefit plan amendments) were recognized in full at January 1, 2004 with a corresponding pre-tax loss charged to accumulated retained earnings of €121.6 million. These changes reduced the net expense for pensions and other post-employment obligations in 2004 in comparison with under U.S. GAAP by €25.4 million.

- IFRS 2 – Share-based Payment. The method of accounting for share-based payments under IFRS is essentially the same under U.S. GAAP (FAS 123). Both require that remuneration in the form of stock options be measured at the fair value of the option and recognized as an expense over the vesting period. Through the election to measure only those options issued after November 7, 2002 when IFRS went into effect, as available under IFRS 1, there was no change to personnel costs, in comparison to the 2004 consolidated financial statements under U.S. GAAP, on conversion to IFRS as of January 1, 2004.

- IFRS 3 – Business Combinations – largely conforms to the requirements of U.S. GAAP (FAS 141). Exceptions are the valuation of minority shares at fair value on the date of acquisition (without goodwill) instead of using historical carrying amounts as well as taking negative goodwill directly to income rather than first allocating any amount to depreciable long-term assets. Given the election on initial adoption of IFRS to maintain the previous cost bases of the purchase accounting for acquisitions (deemed cost), the conversion had no effect at January 1, 2004.

- IAS 19 – Employee Benefits – sets only a maximum limit for deferred pension charges shown as an asset (asset ceiling), whereas U.S. GAAP mandates an overall minimum liability equal to the present value of the benefit obligations without adjustments for future salary increases, net of any assets. As a result, the additional minimum liabilities previously charged under U.S. GAAP to shareholders' equity were reversed at January 1, 2004, increasing retained earnings by €56.1 million before taxes. Furthermore, under IFRS – in contrast to U.S. GAAP – all adjustments resulting from the corridor method are charged to income and not deferred in part to equity.

- IAS 19 – Employee Benefits – requires, according to a statement of position by the Institute of German Public Auditors (*Institut der Wirtschaftsprüfer*), RS HFA 3, November 18, 1998, liabilities for termination benefits to be recognized for incremental social security benefits under flexible early retirement contracts not yet signed, but which might be incurred over the period covered by company or collective wage agreements. This reduced accumulated retained earnings at January 1, 2004 by €67.1 million before taxes and resulted in €8.3 million lower expenses for the comparative period 2004 in comparison to the 2004 consolidated financial statements under US GAAP.

- IAS 32/39 – Financial Instruments – requires separate recognition and disclosure of the liability and equity components of hybrid financial instruments, and therefore requires conversion rights from convertible bonds to be shown as additional equity at market value, at the date of issue and as a reduction of the indebtedness. Market values of conversion rights from convertible bonds are based on the present value of the difference from the coupon rate and the market interest rate for a similar maturity without any conversion rights. During the term of the bond, the market rate of interest in excess of the coupon rate increases the carrying amount of the bond indebtedness. The issuing costs of the convertible bond are deducted directly from the carrying amount of the debt. On maturity or conversion, the equity components previously recognized in capital reserves are offset against the accumulated retained earnings, in accordance with the option permitted by IAS 39.

  At January 1, 2004, an amount of €28.2 million was shown in capital reserves for the equity component of the convertible bond due on October 25, 2004. Further, accumulated retained earnings were reduced by €23.1 million for the accumulated amortization of the related debt component. The related additional interest expense amounted to €5.1 million for the comparative period 2004 in comparison to the 2004 consolidated financial statements under U.S. GAAP.

- IAS 32/39 – Financial Instruments: Recognition and Measurement – requires accounts receivable that have been sold to a third party, to still be recognized as accounts receivable in the balance sheet when the selling company effectively retains the credit and default risk. Under FAS 140, accounts receivable that have been sold may be de-recognized as long as the acquiring company obtains full control. In contrast to U.S. GAAP, under IFRS accounts receivable that have been sold under the existing asset-backed securitization programs are not de-recognized from the trade accounts receivable and, accordingly, the sale proceeds received are reported as short-term indebtedness. On conversion to IFRS, the election was made to apply IAS 39 retroactively as of January 1, 2004, given the standard must only be applied for fiscal years beginning on or after January 1, 2005.

- IAS 37 – Provisions. Principally, provisions are recognized for uncertain liabilities, obligations and risks both under IFRS and U.S. GAAP. While the measurement of contingencies under U.S. GAAP is based on the best estimate of their likely cost, IFRS requires the use of fair values at the balance sheet date, at which these obligations could be settled or transferred. Accordingly, the measurement of the same contingency under IFRS may result in a higher or lower amount than under U.S. GAAP. This is especially the case where there are a number of potential losses with varying probabilities of occurrence, or that can only be estimated within a range of possible outcomes because of their duration or volatility. Additionally, IAS 37 requires long-term liabilities to be discounted and recognized at present value. The periodic interest charge until the liability is discharged is shown separately under net interest expenses. This applies particularly to litigation and environmental risks as well as the provisions for workers' compensation in the U.S.A. The measurement under IFRS increased accumulated retained earnings before taxes by €81.1 million. The expense resulting from the interest cost for long-term provisions amounted to €4.6 million for the comparative period 2004, in comparison to the 2004 consolidated financial statements under U.S. GAAP.

- IAS 38 – Intangible Assets – contains six criteria for recognizing internally generated development assets, which under U.S. GAAP (FAS 2) must be expensed as incurred. The criteria for the capitalization of development activities are set out in detail in the description of accounting principles for "Development costs". The adoption of IAS 38 led to the recognition of new intangible assets, at cost, amounting to €19.8 million at January 1, 2004. After accumulated amortization, the carrying amount of these assets was €4.7 million as of January 1, 2004, and increased accumulated retained earnings before taxes accordingly. For the comparative period 2004, in comparison to the 2004 consolidated financial statements under U.S. GAAP, development costs were reduced €4.8 million, through the effects of deferral as intangible assets.

- The conversion effects as outlined above resulted in new temporary differences or changes in temporary differences between the assets and liabilities reported in the consolidated financial statements and the corresponding tax bases. This led to €41.5 million additional net deferred taxes that increased the accumulated retained earnings accordingly in comparison to the amounts at January 1, 2004 under U.S. GAAP.

In addition, the following IFRS changed the presentation in the balance sheet and statements of income and cash flows:

- IAS 1 – Presentation of Financial Statements – has led to a different presentation of the consolidated balance sheets, namely classified by the current and non-current maturities for assets and liabilities. Previously, no distinction was made on the face of the balance sheet for current and non-current maturities in connection with the exemption provisions in accordance with section 292a of the *Handelsgesetzbuch* (HGB – German Commercial Code), which no longer apply following the EU Regulation (EG) No. 1606/2002. Assets and liabilities are recognized as non-current in the balance sheet if they have a remaining term of over one year and, conversely, as current if the remaining term is shorter. Liabilities are treated as current if there is no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. Provisions for pensions and other post-employment obligations as well as deferred tax assets and liabilities are categorically shown as non-current. If assets and liabilities have both current and non-current portions, the amounts are classified separately. Further, minority interests are shown as part of equity as well as net income. The calculation of earnings per share, however, remains unchanged from US GAAP.

- IAS 7 – Cash Flow Statements – requires that, in order for a financial investment to be classified as a cash equivalent, it must be subject to only minor fluctuations in value during its maximum remaining maturity of up to three months. While under IFRS the risk of changes in value extends to all factors that affect value, under U.S. GAAP that risk only considers changes in interest rates. Therefore under IFRS, in contrast to U.S. GAAP, short-term interest bearing advances are no longer shown as cash and cash equivalents if they are also subject to non-negligible credit risk. In comparison to the 2004 consolidated financial statements under U.S. GAAP, under IFRS short-term advances in an amount of €9.3 million were shown as other financial assets as of January 1, 2004, instead of as cash and cash equivalents.

- IAS 12 – Income taxes. In accordance with IAS 1, all deferred tax assets and liabilities are considered non-current. There is therefore no restriction – in contrast to U.S. GAAP – that temporary differences must reverse in similar periods in order for deferred tax assets and liabilities to be offset. As a result, under IFRS deferred tax assets and liabilities in the individual tax jurisdictions have been netted to a greater extent than under U.S. GAAP. At January 1, 2004, deferred tax assets and liabilities amounting to €104.0 million were further netted mainly for previously current deferred tax assets under U.S. GAAP.

- IAS 19 – Employee Benefits. In accordance with IAS 19, insurance annuity contracts to cover pension obligations constitute *qualifying plan assets* to be netted against the pension obligations. The requirement under U.S. GAAP to report the insurance contracts separately as an asset therefore no longer applies. At January 1, 2004, insurance contracts amounting to €12.0 million were netted against the related pension obligations.

Reconciliations

Effects from the conversion to IFRS on total equity at January 1, 2004 (corresponding to the equity as previously presented at December 31, 2003), and at December 31, 2004.

in € millions	Jan. 1, 2004	Dec. 31, 2004
Consolidated shareholders' equity as previously presented according to U.S. GAAP	**1,983.2**	**2,842.3**
Post-employment obligations		
– Recognition of all actuarial gains and losses (fresh start)	- 339.8	- 312.3
– Recognition of unamortized vested prior plan amendments	- 121.6	- 110.1
– Elimination of additional minimum pension liability	56.1	165.2
– Adjustment to curtailment losses in connection with the indefinite suspension of tire production at Mayfield U.S.A.	–	30.2
– Early recognition of flexible early retirement contracts	- 67.1	- 58.8
Differences in measurement and discounting of long-term provisions and liabilities	81.1	77.1
Internally generated intangible assets		
– Capitalized development projects	19.8	26.2
– Accumulated amortization	- 15.1	- 16.7
Net book value	4.7	9.5
Others	2.0	7.7
Deferred taxes on reconciling items	41.5	- 9.2
Convertible bond		
– Equity components at the date of issue	28.2	69.9
– Accumulated interest expense	- 23.1	- 5.3
Minority interests		
– Reclassification to total equity	151.4	224.2
– Measurement of minority interest at fair value from the acquisition of the Phoenix Group	–	6.8
Total equity according to IFRS	**1,796.6**	**2,937.2**

Effects from the conversion to IFRS on the comparative consolidated statement of income for the year ended December 31, 2004

in € millions	Earnings before interest and taxes (EBIT)	Earnings before income taxes	Net income attributable to the shareholders of the parent
Earnings as previously presented according to U.S. GAAP	**1,096.4**	**993.4**	**673.8**
Post-employment obligations: different period expense due to			
– lower amortization through recognition of actuarial gains and losses (fresh start)	12.7		
– lower amortization through immediate recognition of vested prior plan amendments	12.7		
– additional expense through immediate recognition of vested prior plan amendments in 2004	- 11.1		
– lower curtailment expense on restructuring through immediate recognition of vested prior plan amendments	33.1		
– early recognition of flexible early retirement contracts	8.3		
Capitalization of development projects less amortization	4.8		
Others	0.5		
		61.0	**61.0**
Additional interest expense for			
– convertible bonds		- 10.4	
– interest cost for long-term provisions and liabilities		- 4.6	
			- 15.0
Income tax expense			- 3.6
Earnings according to IFRS	**1,157.4**	**1,039.4**	**716.2**

Effect of the conversion to IFRS on the statement of cash flows for the year ended December 31, 2004

The statement of cash flows under IFRS is also prepared using the indirect method as under U.S. GAAP. In comparison to U.S. GAAP, however, there are the following changes:

IAS 7 requires the cash payments and receipts for interest, income taxes and dividends paid to minority shareholders to be disclosed separately in the statement of cash flows. Accordingly, the reconciliation of earnings to operating cash flows under IFRS starts with earnings before interest and taxes (EBIT), rather than net income. Interest paid and received and the net income taxes paid are still shown as cash flow provided by operating activities, while dividends paid to minority shareholders are shown as cash flow used for financing activities.

in € millions	U.S. GAAP	Effect of the transition to IFRS	IFRS
Cash flow provided by operating activities	1,297.3	230.7	1,528.0
Cash flow used for investing activities	- 817.4	- 30.9	- 848.3
Cash flow before financing activities	**479.9**	**199.8**	**679.7**
Cash flow used for financing activities	- 96.2	- 225.9	- 322.1
Net change in cash and cash equivalents	**383.7**	**- 26.1**	**357.6**
Cash and cash equivalents at January 1, 2004	747.6	- 9.3	738.3
Cash and cash equivalents acquired with/surrendered with the sale of subsidiaries	17.9	10.4	28.3
Effect of exchange rate changes on cash and cash equivalents	- 9.8	0.2	- 9.6
Cash and cash equivalents at December 31, 2004	**1,139.4**	**- 24.8**	**1,114.6**

The significant effects on the presentation of the consolidated cash flow statements from the transition resulted from the different treatment under IFRS of accounts receivable sold as well as short-term interest bearing advances subject to non-negligible credit risk no longer shown as cash and cash equivalents. As a result, the cash and cash equivalents surrendered with the sale of a subsidiary were not shown as separate reconciling items in the cash flow statement under IFRS – in contrast to U.S. GAAP.

4. Companies Consolidated

In addition to the parent company, the consolidated financial statements include 264 (2004: 261) domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20.0% of the voting rights. Of these, 232 (2004: 230) are fully consolidated and 32 (2004: 31) are carried at equity.

The number of companies consolidated increased in total by three. Seven companies were hived-off from existing entities and three companies were acquired. One company was newly founded. Six companies were sold and two were liquidated.

The principal additions to the companies consolidated in 2005 relate to the acquisition of Xtra Print Holding GmbH and its subsidiaries. The major disposals in 2005 included the ContiTech division's Sealing Systems business unit including its directly held subsidiaries. The resulting effects are shown under Note 5 – Acquisition and Sale of Companies.

58 (2004: 54) companies whose assets, liabilities, expenses and income, are only of minor significance both individually and collectively for the assets, earnings and financial situation of the Corporation, were not consolidated. Of these, 33 (2004: 32) companies are affiliated companies, of which 25 (2004: 24) are currently inactive. A further 25 (2004: 22) not consolidated companies are associates, of which 6 (2004: 5) are currently inactive.

More information on share interests in domestic and foreign companies can be found in the list of the Corporation's shareholdings filed with the commercial register of the Hanover Local Court under HRB No. 3527.

Statutory exemption provisions applying to German companies

The statutory exemption provisions have been applied to the following German corporations or partnerships in accordance with section 264(3) or section 264b of the HGB:

ADC Automotive Distance Control Systems GmbH, Lindau; ASM Automobil-System-Montagen GmbH, Haldensleben; Benecke-Kaliko Aktiengesellschaft, Hanover; Beneform GmbH, Peine; CAS-ONE Holdinggesellschaft mbH, Hanover; Conseo GmbH, Hamburg; IPM GmbH, Hamburg; Conti Temic microelectronic GmbH, Nuremberg; Conti Versicherungsdienst Versicherungsvermittlungsgesellschaft mbH, Hanover; Continental Caoutchouc-Export-Aktiengesellschaft, Hanover; ContiTech AG, Hanover; ContiTech Antriebssysteme GmbH, Hanover; ContiTech Elastomer-Beschichtungen GmbH, Hanover; ContiTech Formpolster GmbH, Hanover; ContiTech Luftfedersysteme GmbH, Hanover; ContiTech Schlauch GmbH, Hanover; ContiTech Techno-Chemie GmbH, Karben; ContiTech Transportbandsysteme GmbH, Hanover; ContiTech Verwaltungs-GmbH, Hanover; ContiTech Vibration Control GmbH, Hanover; ContiTech-Universe Verwaltungs-GmbH, Hanover; Eddelbüttel & Schneider GmbH, Hamburg; Formpolster GmbH, Hanover; Göppinger Kaliko GmbH, Eislingen; Hagufa Versicherungsdienst GmbH, Hamburg; Metallgummi GmbH, Hamburg; Mündener Gummiwerk GmbH, Hanoversch-Münden; Phoenix 6. Verwaltungs-GmbH, Hamburg; Phoenix Automotive GmbH, Hamburg; Phoenix Beteiligungsgesellschaft mbH, Hamburg; Phoenix Compounding Technology GmbH, Hamburg; Phoenix Conveyor Belt Systems GmbH, Hamburg; Phoenix Dichtungstechnik GmbH, Waltershausen; Phoenix Fluid Handling Industry GmbH, Hamburg; Phoenix Traffic Technology GmbH, Hamburg; Phoenix Vermögensverwaltungs-GmbH, Hamburg; Phoenix Xtra Print GmbH, Waltershausen; Stankiewicz GmbH, Adelsheidsdorf/Celle; TEMIC Automotive Electric Motors GmbH, Berlin; UMG Beteiligungsgesellschaft mbH, Hanover; UNIROYAL ENGLEBERT Reifen GmbH, Hanover; Vergölst GmbH, Bad Nauheim; Xtra Print Holding GmbH, Hamburg.

Continental Teves AG & Co. oHG, Frankfurt; ContiTech Kühner GmbH & Cie. KG, Oppenweiler; Phoenix Service GmbH & Co. KG, Hamburg; Union Mittelland Gummi GmbH & Co. Grundbesitz KG, Hanover.

5. Acquisition and Sale of Companies

In July 2005, Xtra Print Holding GmbH was acquired. The acquired assets and liabilities of Xtra Print Holding GmbH and its subsidiaries were recognized at their estimated fair values. The transaction resulted in goodwill of €14.2 million.

Acquisition of 100% of the Phoenix Xtra Print Group in € millions

Purchase price		18.0
Property, plant, and equipment at fair value	3.4	
Other intangible assets at fair value	10.0	
Current assets at fair value	13.0	
Deferred tax liabilities at fair value	- 4.2	
Net indebtedness acquired at fair value	- 7.6	
Other provisions and liabilities acquired at fair value	- 10.8	
Fair value of the business		3.8
Goodwill		**14.2**

The sales as reported in Continental's consolidated financial statements, net income and earnings per share would likely have increased by the following amounts if this transaction had been completed on January 1, 2005:

in € millions	Proforma effects for the first six months of 2005
Sales	10.7
Net income	1.6
Earnings per share in €	0.01

On November 2, 2004, Continental AG completed a public takeover acquiring 11,731,823 shares in Phoenix AG, corresponding to an equity holding of 75.6% at that time. Continental AG transferred the acquired shares in Phoenix over the intermediary holdings Formpolster GmbH and ContiTech Universe GmbH, to ContiTech AG (formerly ContiTech Holding GmbH). On November 16, 2004, the executive boards of ContiTech AG and Phoenix AG concluded a management and profit and loss pooling agreement, as well as a merger agreement. The shareholders' meetings of ContiTech AG and Phoenix AG approved the agreements. The management and profit and loss pooling agreement was entered in the commercial register of Phoenix AG on March 9, 2005 and thereby became effective. As a result of legal actions brought by some minority shareholders against the approval resolutions during the Phoenix shareholders' meeting, it has so far not been possible to also enter and thereby make effective the merger agreement in the commercial register. The regional court in Hamburg ruled in favor on December 7, 2005, for the application of Phoenix AG to authorize the entry of the merger agreement in accordance with section 16(3) of the *Umwandlungsgesetz* (UmwG – German Act on Corporate Transformations). However, the minority shareholders have appealed against this ruling. Once the merger is entered and becomes effective, Phoenix AG will cease to exist, and at that time the minority Phoenix shareholders will become minority shareholders of ContiTech AG, based on the terms of exchange stipulated by the merger agreement. Both the management and profit and loss pooling agreement and the merger agreement contain a binding offer to redeem the shares held by the minority shareholders of Phoenix AG for €18.89 per share in cash. The period for acceptance of the offer, under the terms of the management and profit and loss pooling agreement, had not yet expired at the date of preparation of the consolidated financial statements, due to pending judicial proceedings. Based on the ultimate outcome of these legal proceedings, the terms of the redemption offer may change. After the merger becomes effective, Continental AG will hold 96.5% of the share capital and voting rights of ContiTech AG as under the terms of the exchange, excluding any further acceptances of the redemption offer.

The acquired assets and liabilities of the Phoenix Group were recognized at their estimated fair values. For property, plant, and equipment as well as intangible assets,

Acquisition of the Phoenix Group in € millions		
Purchase price for 75.6% of the shares		178.8
Property, plant, and equipment at fair value	330.0	
Other intangible assets at fair value	30.0	
Current assets at fair value	281.3	
Deferred tax assets	3.7	
Other current assets at fair value	6.8	
Business activities held for sale, to comply with anti-trust conditions	53.6	
Net indebtedness acquired at fair value	- 241.0	
Existing minority interests within the Phoenix Group	- 8.9	
Other provisions and liabilities acquired at fair value	- 259.0	
Fair value of the business		196.5
Less minority interests in Phoenix AG, at fair value		- 47.9
Goodwill		**30.2**

the fair value was assessed by independent appraisers at November 1, 2004. The transaction gave rise to goodwill amounting to €30.2 million.

As a consequence of the binding redemption offer through the management and profit and loss pooling agreement, the minority interests in Phoenix AG were recognized as indebtedness at an amount of €18.89 per share, for a total of €71.5 million, at the date the offer became effective on March 9, 2005. The difference between these liabilities and the carrying amount of the minority interests of €22.4 million was charged directly as an adjustment for successive share purchases to total equity. At December 31, 2005, €59.6 million of indebtedness was still outstanding, following further share redemptions during the year. Consistent with the classification of the offer as indebtedness, the annual cash compensation required in lieu of a normal dividend under the terms of the agreement, at €1.39 gross per share or €4.4 million in total for 2005, has been recognized as an interest expense.

The differences arising 2005 from the successive purchases of minority interests and the respective carrying amounts in Continental Sime Tyre and CAS Shanghai, both already majority controlled subsidiaries, were also charged directly, in the amount of €2.4 million, to total equity as adjustments for successive share purchases.

On October 1, 2005, the Sealing Systems business unit, held by ContiTech AG, was sold because of the strategically weak position, which had proven impossible to remedy in the past five years. The operations at the plants in Slovakia and Spain will continue under the new ownership. The Hanover operations will be closed on March 31, 2006. The disposal gave rise to a pre-tax loss of €25.6 million.

As a result of start-up difficulties, particularly from the political environment, Continental withdrew at the beginning of November 2004 from Continental Tyres of Moscow ZAO, a company established together with OAO Moscow Tyre Plant in June 2003, and sold its 76.0% shareholding to the co-shareholder for €1.0 million. The disposal gave rise to a pre-tax loss of €18.1 million.

At the end of December 2004, ContiTech AGES S.p.A., Santena, Italy was sold to an Italian consortium. The transfer to the new owner was effective on December 31, 2004. The disposal gave rise to a pre-tax loss in 2004 amounting to €5.1 million.

Notes to the Consolidated Statements of Income

6. Other Income and Expenses

in € millions	2005	2004
Other expenses	- 355.7	- 325.8
Other income	198.4	23.7
	- 157.3	**- 302.1**

The other expenses relate primarily to:

in € millions	*2005*	*2004*
Impairment of property, plant, equipment and intangible assets	107.1	74.7
Restructuring measures without impairment	63.9	82.0
Litigation and environmental risks	63.1	55.9
Realized and unrealized foreign currency exchange losses	38.5	29.5
Losses on disposal of business units and companies	50.6	23.2
Increases in valuation allowances for doubtful accounts	3.7	16.9
Others	28.8	43.6
	355.7	**325.8**

The annual impairment test of goodwill identified the need for an impairment write-down relating to the Electric Drives business unit (Automotive Systems division) amounting to €36.6 million as a result of the level of profitability. The goodwill amounting to €21.8 million was written down as fully impaired, and the remaining impairment of €14.8 million was allocated proportionally to the other intangible assets and property, plant, and equipment. In 2004, property, plant, and equipment amounting to €11.3 million were impaired in the Automotive Systems division due to the transfer of production and start-up difficulties.

Additional impairment losses of €66.6 million were recognized for property, plant, and equipment in the Passenger and Light Truck Tires division in North America as a result of process efficiencies not yet having been achieved, as well as increased raw materials prices and the resulting poor earnings performance. In 2004, impairment write-downs of property, plant, and equipment were incurred amounting to €51.5 million. Impairment write-downs amounting to €1.3 million were recognized due to the discontinuation of passenger tire production in Hanover-Stöcken. As part of the integration of the Malaysian plants, the production of passenger and light truck tires will be limited to just one of the plants as of the second half of 2006. This led to impairment losses in the amount of €2.2 million. Impairment write-downs of property, plant, and equipment of the bias-ply tire production amounting to €1.7 million were also recognized at a plant in Malaysia. In contrast, there were reversals of previous impairment losses on property, plant, and equipment amounting to €3.2 million for the off-the-road tire production in Bryan, Ohio, U.S.A., as the circumstances leading to the impairment were no longer prevailing.

The ContiTech division recognized impairment losses of €11.9 million in respect of property, plant, and equipment as a result of non value-creating manufacturing operations.

Of the expense for restructuring measures, €32.4 million relate to the integration of Phoenix, €12.5 million to termination plans in connection with the disposal of the

ContiTech Sealing Systems business unit and €12.5 million for the discontinuation of passenger tires production in Stöcken.

The disposal of the ContiTech Sealing Systems business unit resulted in a loss of €25.6 million. At the end of 2005, it was decided to sell the Stankiewicz business unit as it did not represent core business activities, and the sales agreement was notarized on February 8, 2006. The transfer of the shares had not yet been completed at the date the 2005 consolidated financial statements were prepared. Nevertheless, the loss on disposal of €25.0 million was recognized in full in 2005.

The other income relates to:

in € millions	2005	2004
Gain from pension plan freezes in the U.S.A.	26.6	–
Gain on the reversal of post-employment benefit obligations in the U.S.A.	108.1	–
Gain on sale of property, plant, and equipment	1.2	14.7
Other	62.5	9.0
	198.4	**23.7**

Other income includes effects from the freeze of defined benefit pension plans and the reversal of other post-employment benefit obligations in the U.S.A. All adjustments to the pension and post-employment obligations were based on binding and final negotiations with employee representatives.

The following total employee compensation is included in the statements of income:

in € millions	2005	2004
Wages and salaries	2,534.8	2,335.1
Social security contributions	549.9	469.8
Pension and post-employment benefit gain/costs	- 30.4	206.8
	3,054.3	**3,011.7**

The gain from pension and post-employment benefits reflects in particular the specified effects in the U.S.A.

The annual average number of people employed by the Corporation was as follows:

	2005	2004
Staff not directly related to production	29,476	26,666
Staff directly related to production	51,609	47,082
	81,085	**73,748**

7. Income from Investments

in € millions	2005	2004
At-equity share in earnings of associates	**14.8**	**13.1**
Income from other investments	2.2	11.1
Write-downs of investments in associates, other investments and loans[1]	0.0	- 11.2
Other income from investments	**2.2**	**- 0.1**

[1] Write-downs of the investment in Rubber Network.com are included in other expenses, because the investment is viewed in substance as representing software licenses.

8. Net Interest Expense

in € millions	2005	2004
Interest income	**48.3**	**17.1**
Interest and similar expense	- 147.4	- 130.5
Interest cost for long-term provisions and liabilities	- 5.3	- 4.6
Interest expense	**- 152.7**	**- 135.1**
Net interest expense	**- 104.4**	**- 118.0**

The Corporation's net interest expense amounted to 0.8% (2004: 0.9%) of sales.

In the first quarter of 2005, an amount of €30.0 million of the Continental Rubber of America eurobond originally totaling €500 million, issued in 1999, was repurchased and cancelled before maturity; at the same time, related interest-rate and currency swaps were also settled in the same notional amount. The repurchase resulted in expenses amounting to €1.2 million.

In the second quarter of 2005, Continental AG also repurchased and cancelled a further portion with a nominal value of €42.7 million of the bond issued in 2001 originally totaling €500 million. The repurchase led to expenses amounting to €5.6 million.

In 2004, expenses of €8.2 million resulted from the early repurchase of the Continental Rubber of America eurobond, issued in 1999, in an amount of €185.8 million at a repurchase price of 104.4%. Related interest-rate and currency swaps were also settled in the same notional amount. The change in market value from the interest components during the term of these swaps had been deferred directly in total equity for a cumulative amount of €1.5 million and charged to net interest expense at the early repurchase. During 2004, also €87.8 million of the Continental AG eurobonds, issued in 2001 and due 2008, were repurchased. This resulted in expenses of €12.1 million for the repurchase prices in excess of the 100.0% par value.

The interest expense for 2005 includes a total of €4.4 million for compensation payments in lieu of dividends to the minority shareholders in Phoenix AG. The change in classification to interest expense was made as the terms of the management and profit and loss pooling agreement became effective on March 9, 2005.

9. Income Tax Expense

The domestic and foreign income tax expense of the Corporation was as follows:

in € millions	2005	2004
Current taxes (domestic)	- 246.8	- 152.2
Current taxes (foreign)	- 197.9	- 141.1
Deferred taxes (domestic)	- 4.4	6.2
Deferred taxes (foreign)	- 1.4	- 13.3
Income tax expense	**- 450.5**	**- 300.4**

The average domestic tax rate for 2005 was 39.2% (2004: 39.2%). This rate reflects a federal corporate tax rate of 25.0% (2004: 25.0%), a reunification surcharge of 5.5% (2004: 5.5%) and a municipal trade tax rate of 17.3% (2004: 17.3%).

The following table shows the reconciliation of the expected to the reported tax expense:

in € millions	2005	2004
Expected tax expense at the domestic tax rate	- 549.8	- 407.5
Foreign tax rate differences	97.6	45.8
Reversal of temporary differences previously not recognized	24.3	0.0
Non-recognition of deferred tax assets unlikely to be realized	- 14.4	- 41.3
Non-deductible amortization of goodwill	- 8.6	–
Effects from disposals and impairment of business units	- 21.0	- 8.6
Realization of deferred tax assets from losses carried forward previously not recognized	5.0	79.1
Incentives and tax holidays	25.4	33.2
Effects of changes in tax rates	- 1.3	0.7
Other	- 7.7	- 1.8
Income tax expense reported in the financial statements	**- 450.5**	**- 300.4**
Effective tax rate in %	**- 32.1**	**- 28.9**

The reduction in the expected tax expense from the difference in foreign tax rates reflects primarily the increasing volume of our activities in Eastern Europe. Inclusion of the difference in foreign tax rates gives the consolidated expected weighted average.

The reversal of temporary differences resulted mainly from the release of obligations following the conversion of the pension and post-employment benefits in the U.S.A. Deferred tax assets had previously not been recognized related to these obligations because the recovery was not sufficiently probable.

The effect from the non-recognition of deferred tax assets unlikely to be realized reflects primarily losses carried forward in Mexico and Brazil as well as in the prior year, the restructuring of the tire production in Mayfield, U.S.A.

In 2005, there were significant losses on disposals of subsidiaries and from write-downs on assets of business units that had no compensating tax effects. The write-down of goodwill for the Electric Drives business unit, the losses on the disposal of the Sealing Systems business unit as well as the impairment from the sale of the Stankiewicz business unit that had not been fully concluded by the end of fiscal 2005 were to a large extent non-deductible for tax purposes.

In 2005, tax reductions were claimed from losses carried forward amounting to €29.7 million (2004: €269.5 million). This reduced the current period tax expense by €5.0 million (2004: €79.1 million) for those tax losses for which deferred tax assets had previously not been recognized. The effect in the prior year included €60.0 million from measures in the course of the continuing worldwide integration of the passenger and light truck tire activities.

The tax effects from government incentives and tax holidays were lower than in the previous year as a result of specific programs coming to an end.

Deferred tax assets and liabilities are comprised of the following temporary differences:

in € millions	**2005**	**2004**
Intangible assets	- 202.5	- 200.5
Property, plant, and equipment	- 122.4	- 146.4
Inventories	22.0	8.1
Deferred pension charges	0.6	3.4
Other assets	0.3	- 14.3
Pension obligations	52.4	37.5
Other provisions	105.8	140.6
Other differences	74.4	95.6
Tax losses carried forward	8.5	11.4
Net deferred taxes	**- 60.9**	**- 64.6**

In 2005 total net deferred tax assets amounting to €16.7 million (2004: €7.7 million) were recognized by certain subsidiaries resulting from continuing losses and other net recoverable temporary difference balances. These net deferred tax assets have been considered probable to be realized given that sufficient future taxable income can be expected.

As of December 31, 2005, the Corporation's corporate tax losses carried forward amounted to €682.1 million (2004: €597.8 million), which also includes the losses carried forward of the Phoenix Group acquired in 2004. Most of the Corporation's existing losses carried forward relate to foreign subsidiaries and are mostly limited in the period they can be carried forward.

A total of €458.3 million (2004: €458.0 million) deferred tax assets have not yet been recognized in the Corporation as their recoverability is currently viewed to not be sufficiently probable. Of these assets, €209.2 million (2004: €179.7 million) relate to losses carried forward, in particular in the U.S.A., as well as from the tire activities in Mexico.

The cumulative amount of deferred taxes for items charged directly to total equity was reduced by €0.1 million over the prior year.

There is a total of €43.1 million (2004: €36.7 million) deferred tax obligations from temporary differences relating to foreign earnings not yet remitted. Of this, deferred taxes amounting to €13.0 million – unchanged from 2004 – were recognized for amounts for which it cannot be deemed that they will not be remitted to the parent company in the short or medium term.

Notes to the Consolidated Balance Sheets

10. Goodwill and Other Intangible Assets

in € millions	Goodwill	Internally generated intangible assets	Purchased intangible assets	Advances to suppliers	Total other intangible assets
At Jan. 1, 2004					
Cost	1,729.6	19.8	345.1	33.5	**398.4**
Accumulated amortization	325.8	15.1	280.0	–	**295.1**
Book value	1,403.8	4.7	65.1	33.5	**103.3**
Net change in 2004					
Book value	1,403.8	4.7	65.1	33.5	**103.3**
Foreign currency translation	- 17.4	–	- 0.1	–	**- 0.1**
Additions	–	6.4	30.0	4.9	**41.3**
Additions from first-time consolidation of subsidiaries	30.4	–	30.7	–	**30.7**
Transfers	–	–	32.5	- 32.5	**0.0**
Disposals	8.5	–	1.7	–	**1.7**
Amortization	–	1.6	39.8	–	**41.4**
Impairment write-downs	–	–	0.3	–	**0.3**
Book value	1,408.3	9.5	116.4	5.9	**131.8**
At Dec. 31, 2004					
Cost	1,701.9	26.2	403.9	5.9	**436.0**
Accumulated amortization	293.6	16.7	287.5	–	**304.2**
Book value	1,408.3	9.5	116.4	5.9	**131.8**
Net change in 2005					
Book value	1,408.3	9.5	116.4	5.9	**131.8**
Foreign currency translation	29.4	–	1.6	–	**1.6**
Additions	–	1.0	24.9	7.8	**33.7**
Additions from first-time consolidation of subsidiaries	14.2	–	10.6	–	**10.6**
Amounts disposed of through disposal of subsidiaries	0.7	–	–	–	**–**
Transfers	–	–	4.4	- 4.4	**0.0**
Reclassification to assets held for sale	- 4.5	–	- 2.2	–	**- 2.2**
Disposals	1.1	–	1.4	–	**1.4**
Amortization	–	2.9	47.1	–	**50.0**
Impairment write-downs	21.8	–	1.2	–	**1.2**
Book value	1,423.8	7.6	106.0	9.3	**122.9**
At Dec. 31, 2005					
Cost	1,744.0	27.2	437.6	9.3	**474.1**
Accumulated amortization	320.2	19.6	331.6	–	**351.2**
Book value	1,423.8	7.6	106.0	9.3	**122.9**

The book value of goodwill relates mainly to the acquisitions of Continental Teves (1998), Continental Temic (2001) and Phoenix AG (2004) and was allocated to the Corporation's individual segments as follows.

in € millions	Dec. 31, 2005	Dec. 31, 2004
Automotive Systems	1,342.1	1,336.7
Passenger and Light Truck Tires	13.8	13.7
Commercial Vehicle Tires	3.0	3.0
ContiTech	64.9	54.9
	1,423.8	**1,408.3**

The acquisition of Xtra Print Holding GmbH led to goodwill amounting to €14.2 million.

Amounts shown under internally generated intangible assets represent capitalized development costs. Of the total development costs incurred in 2005, €1.0 million (2004: €6.4 million) meet the criteria for recognition as an asset.

The additions to purchased intangible assets from the first-time consolidation of subsidiaries relate mainly to acquired patents, customer bases and brand names as well as software from the acquisition of the Phoenix Xtra Print Group. The previous year substantially shows the acquired patents and trademark rights, as well as software from the acquisition of Phoenix AG.

The other additions are mainly related to software.

Of the €47.1 million (2004: €39.8 million) amortization expense incurred for the purchased intangible assets, €37.7 million (2004: €31.8 million) is included in cost of sales and €9.4 million (2004: €8.0 million) is included in administrative expenses in the consolidated financial statements.

The purchased intangible assets include a book value of €7.7 million (2004: €7.2 million) for brand names in the ContiTech division that are not amortized. The amounts were originally derived from the purchase price for the acquisition of the related companies.

The remaining purchased intangible assets at December 31, 2005 mainly comprise the book value of software amounting to €65.9 million (2004: €73.6 million), which is amortized straight-line.

For disclosures on impairments, please see Note 6.

11. Property, Plant, and Equipment

in € millions	Land, land rights and buildings	Technical equipment and machinery	Other equipment, factory and office equipment	Advances to suppliers and assets under construction	Total
At Jan. 1, 2004					
Cost	1,394.2	5,015.2	860.7	237.2	**7,507.3**
Accumulated depreciation	669.1	3,429.1	639.9	3.6	**4,741.7**
Book value	725.1	1,586.1	220.8	233.6	**2,765.6**
Net change in 2004					
Book value	725.1	1,586.1	220.8	233.6	**2,765.6**
Currency translation	- 2.2	- 11.9	0.0	- 2.9	**- 17.0**
Additions	38.4	244.1	84.7	305.2	**672.4**
Additions from first-time consolidation of subsidiaries	153.8	137.6	24.0	18.7	**334.1**
Amounts disposed of through disposal of subsidiaries	7.1	12.6	0.5	5.3	**25.5**
Transfers	23.6	238.2	0.0	- 258.9	**2.9**
Disposals	5.5	27.6	6.3	1.1	**40.5**
Depreciation	56.6	409.3	85.2	–	**551.1**
Impairment write-downs	4.4	63.6	6.4	–	**74.4**
Book value	865.1	1,681.0	231.1	289.3	**3,066.5**
At Dec. 31, 2004					
Cost	1,582.1	5,344.7	909.0	292.9	**8,128.7**
Accumulated depreciation	717.0	3,663.7	677.9	3.6	**5,062.2**
Book value	865.1	1,681.0	231.1	289.3	**3,066.5**
thereof capital leases	42.1	1.5	1.6	–	**45.3**
thereof investment property	12.8	–	–	–	**12.8**
Net change in 2005					
Book value	865.1	1,681.0	231.1	289.3	**3,066,5**
Currency translation	29.5	89.5	5.5	36.9	**161.4**
Additions	30.4	281.2	96.5	435.6	**843.7**
Additions from first-time consolidation of subsidiaries	–	3.2	0.4	1.9	**5.5**
Amounts disposed of through disposal of subsidiaries	3.5	16.3	0.9	0.6	**21.3**
Reclassification to assets held for sale	- 35.0	- 45.3	- 3.1	- 3.4	**- 86.8**
Transfers	21.1	223.2	29.8	- 274.1	**0.0**
Disposals	10.0	16.4	3.3	2.7	**32.4**
Depreciation	56.3	436.8	91.6	–	**584.7**
Impairment write-downs, net of reversals	0.1	80.7	3.3	–	**84.1**
Book value	841.2	1,682.6	261.1	482.9	**3,267.8**
At Dec. 31, 2005					
Cost	1,627.9	5,812.6	981.0	488.7	**8,910.2**
Accumulated depreciation	786.7	4,130.0	719.9	5.8	**5,642.4**
Book value	841.2	1,682.6	261.1	482.9	**3,267.8**
thereof capital leases	43.0	0.6	1.7	–	**45.3**
thereof investment property	12.5	–	–	–	**12.5**

The first-time consolidation of the Phoenix Xtra Print Group increased property, plant, and equipment by €3.4 million. The disposal of companies and businesses, in particular ContiTech Sealing Systems, resulted in disposals of related property, plant, and equipment of €21.3 million. In the prior year, the first-time consolidation of the Phoenix Group led to an increase of €330.0 million. In 2005, plant and equipment was purchased for new products and technologies for electronic and hydraulic brake systems and ride comfort, as well as chassis and powertrain. In the tire divisions, investments focused on the expansion of capacity at low-cost locations in the Czech Republic, Romania, Portugal, Slovakia and Malaysia. Disposals consisted mainly of land as well as technically and economically obsolete machinery and equipment.

For disclosures on impairments, please see Note 6.

Property, plant, and equipment include leased buildings, technical equipment, and other facilities where the Corporation is the economic owner. This relates primarily to the administration buildings in Hanover with leases expiring in 2022 and 2026, based on interest rates between 8.0% and 8.6%. Neither contract has renewal or purchase options.

The Corporation's land and buildings viewed as investment property changed as follows in the current and prior years:

in € millions	**2005**	**2004**
Cost at Jan. 1	19.0	12.8
Accumulated depreciation at Jan. 1	6.2	5.9
Net change		
Book value at Jan. 1	12.8	6.9
Foreign currency translation	0.0	0.0
Changes in companies consolidated	–	6.2
Depreciation	0.3	0.3
Book value at Dec. 31	12.5	12.8
Cost at Dec. 31	19.0	19.0
Accumulated depreciation at Dec. 31	6.5	6.2

The market value – determined using the gross rental method – of land and buildings viewed as investment property at December 31, 2005 amounted to €20.8 million (2004: €20.8 million). Rental income in 2005 was €2.5 million (2004: €1.5 million) and the related maintenance costs were €1.5 million (2004: €0.4 million).

12. Investments in Associates

in € millions	2005	2004
At January 1	**107.9**	**104.8**
Additions	1.1	1.1
Disposals	0.0	5.2
Transfers	0.8	0.0
Share of earnings	14.8	12.4
Dividends received	1.9	0.6
Impairment write-downs	0.0	4.6
At December 31	**122.7**	**107.9**

In the prior year, the at-equity share in earnings of one investment amounting to €0.7 million was offset against the provision for losses previously recognized due to existing guarantees, therefore reducing the total at-equity share in earnings of associates amounting to €13.1 million.

The book value of investments in associates reported using the equity method includes goodwill amounting to €16.8 million (2004: €16.8 million).

The principal investments in associates for the Automotive Systems division relate to Shanghai Automotive Brake Systems Co. Ltd., China and FIT Automocion, S.A., Spain; for the tire activities, Compañia Ecuatoriana del Caucho, S.A., Ecuador, MC Projects B.V., Netherlands, Drahtcord Saar GmbH & Co. KG, Merzig/Saar and Barum Centrum Praha spol, sr. o., Czech Republic; and, for ContiTech, Sandusky Ltd., U.S.A.

The unaudited key figures taken from the last available sets of annual financial statements of these associates are summarized as follows (amounts are stated at 100%):

Sales €360.5 million (2004: €379.4 million), profit for the year €19.5 million (2004: €12.2 million), total assets €301.1 million (204: €278.1 million), indebtedness €130.3 million (2004: €120.9 million).

13. Other Investments

in € millions	Shares in affiliated companies	Other investments	Total
At January 1, 2004	**2.0**	**10.7**	**12.7**
Foreign currency translation	0.0	- 0.2	**- 0.2**
Net additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	4.8	0.2	**5.0**
Additions	0.3	0.0	**0.3**
Disposals	0.8	0.0	**0.8**
Transfers	0.0	0.0	**0.0**
Impairment write-downs	0.0	6.5	**6.5**
At December 31, 2004	**6.3**	**4.2**	**10.5**
Foreign currency translation	0.0	0.8	**0.8**
Additions	0.4	–	**0.4**
Disposals	–	0.0	**0.0**
Transfers	0.0	- 0.8	**- 0.8**
Impairment write-downs	–	1.6	**1.6**
At December 31, 2005	**6.7**	**2.6**	**9.3**

14. Deferred Tax Assets

in € millions	Dec. 31, 2005	Dec. 31, 2004
Deferred tax assets	90.1	53.2
Deferred tax assets from losses carried forward	8.5	11.4
	98.6	**64.6**

15. Other Financial Assets

in € millions	Dec. 31, 2005		Dec. 31, 2004	
	maturity		maturity	
	up to 1 year	over 1 year	up to 1 year	over 1 year
Securities	–	11.4	–	11.4
Amounts receivable from related parties	22.5	0.7	13.2	0.1
Loans to third parties	–	37.6	–	28.1
Amounts receivable from employees	13.2	–	7.4	–
Amounts receivable from suppliers	3.3	–	3.3	–
Other financial assets	12.6	1.4	25.3	4.3
	51.6	**51.1**	**49.2**	**43.9**

The carrying values of the other financial assets correspond to their market values.

Amounts receivable from employees relate mainly to preliminary payroll payments for not finally determined hourly wages and for other advances.

16. Other Assets

in € millions	Dec. 31, 2005		Dec. 31, 2004	
	maturity		maturity	
	up to 1 year	over 1 year	up to 1 year	over 1 year
Tax refund claims (incl. VAT and other taxes)	154.5	–	98.5	–
Prepaid expenses	34.3	–	51.6	–
Others	81.0	2.3	111.6	8.8
	269.8	**2.3**	**261.7**	**8.8**

Valuation allowances amounting to €0.9 million (2004: €3.0 million) were provided for the probable default risk on other assets.

17. Inventories

in € millions	Dec. 31, 2005	Dec. 31, 2004
Raw materials and supplies	451.2	415.6
Work in progress	177.1	160.1
Finished goods and merchandise	795.0	695.3
Advances to suppliers	–	1.8
Advances from customers	- 4.7	- 1.1
	1,418.6	**1,271.7**

18. Trade Accounts Receivable

in € millions	Dec. 31, 2005	Dec. 31, 2004
Trade accounts receivable	2,212.6	2,102.0
Allowances for doubtful accounts	- 98.0	- 106.4
	2,114.6	**1,995.6**

The carrying values of the trade accounts receivable, net of allowances for doubtful accounts, correspond to their market values.

On July 8, 2004, Continental AG, Continental Teves AG & Co., oHG and Continental Temic microelectronic GmbH entered into a contract with Compass Variety Funding 2 Limited, Dublin, Ireland, for the sale of trade accounts receivable. WestLB is the arranger and administrator of the ABS program for a total volume of €350 million and a term of 5 years.

The ABS program in the U.S.A. was entered into on October 10, 1996, and ran until December 31, 2005. It was amended on October 31, 2000. Under this program, Continental Tire North America, Inc. and Continental Teves Inc. sold trade accounts receivable to the arranger Gemini, a special purpose vehicle of Deutsche Bank. The program volume amounted to 210 million U.S. dollars on a revolving basis. It is intended to renew the program in the first quarter of 2006.

As of December 31, 2005, no companies had any accounts receivable sold under these programs (2004: €464.7 million).

All trade accounts receivable have a maturity of less than one year.

19. Cash and Cash Equivalents

Cash includes all liquid funds and demand deposits. Cash equivalents are short-term, highly liquid financial investments that can be readily converted into known cash amounts and are subject to only minor fluctuations in value. In the consolidated cash flow statements, cash and cash equivalents acquired on the acquisition of subsidiaries are not deducted as cash used in investing activities but rather shown separately in the change in cash and cash equivalents. Accordingly, the cash and cash equivalents surrendered with the sale of subsidiaries are also shown separately.

20. Assets Held for Sale

in € millions	2005	2004
Business unit held for sale	128.9	–
Property, plant, and equipment held for sale	4.0	–
Assets held for sale	**132.9**	**–**

At the end of 2005, it was committed to sell the Stankiewicz business unit. The sale process had not yet been fully concluded at the time the consolidated financial statements were prepared. Given the loss on disposal, the entire effect of €25.0 million was already recognized in 2005 under other expenses.

The assets of the Stankiewicz Group, reduced to the net realizable value on disposal, are comprised of the following components:

in € millions	
Non-current assets	64.5
Inventories	16.0
Trade accounts receivable	32.0
Other current assets	12.2
Cash and cash equivalents	4.2
	128.9

The cash and cash equivalents are reported in the cash flow statements as cash and cash equivalents surrendered with the sale of subsidiaries.

An overview of liabilities related to the assets held for sale can be found under Note 30.

Property, plant, and equipment held for sale relate to a piece of land.

21. Shareholders' Equity

Number of shares outstanding	2005	2004
At January 1	145,416,559	135,422,357
Change due to conversions and exercise of options	448,150	9,994,202
At December 31	**145,864,709**	**145,416,559**

The subscribed capital increased by €0.2 million year-on-year (2004: €25.1 million) following the exercise of conversion rights, and by €0.9 million (2004: €0.5 million) following the exercise of subscription rights.

The common stock of the Company amounts to €373,413,655.04 at the balance sheet date (2004: €372,266,391.04) and is composed of 145,864,709 (2004: 145,416,559) no-par value bearer shares with a notional value of €2.56.

As a result of the resolution adopted at the Annual Shareholders' Meeting on May 23, 2001, the Company has authorized capital stock of €166.0 million for the issuance of new shares up to May 22, 2006.

Following the resolution adopted at the Annual Shareholders' Meeting on May 29, 2002, the Company has additional authorized capital stock, originally €5.7 million, for the issuance of employee shares up to May 28, 2007 which has been reduced to €3.7 million through the issuance of employee shares up to 2003.

The 1996 stock option plan for members of the Executive Board and senior executives expired on July 1, 2005; all the conversion rights granted had been exercised by this date. The option holders were entitled to convert every €0.51 of the related loan into one share of Continental AG. Conversions carried out in 2005 led to the issuance of 72,400 shares (2004: 99,600 shares).

A total of 1,381,840 subscription rights were issued under the stock option plan set up in 1999 for members of the Executive Board and senior executives. Each option entitled the option holder to subscribe for one share. 295,590 (2004: 687,340) of the issued rights are still outstanding. In 2005, 375,750 shares were issued (2004: 210,000 shares). The authorization to grant subscription rights under the 1999 stock option plan lapsed on September 1, 2004; accordingly, no further subscription rights may be granted under this plan.

The Annual Shareholders' Meeting on May 14, 2004 approved the 2004 stock option plan for members of the Executive Board and senior executives. The 2004 stock option plan ends on May 13, 2009. Under the plan, the Executive Board is authorized to grant a total of 3,936,000 subscription rights. Each option entitles the option holder to subscribe for one share. 753,450 (2004: 634,000) subscription rights were granted in 2005. From the issued amounts, 1,304,050 (2004: 618,500) subscription rights are still outstanding, while the remaining 67,900 (2004: 15,500) have expired.

On May 19, 2004, a convertible bond for a nominal amount of €400 million was issued by Conti Gummi Finance B.V., Amsterdam, The Netherlands. Holders of the conversion rights are entitled to convert them into shares of Continental AG generally at a price of €51.00 per share. This represents a total entitlement of 7,843,137 no-par value shares. The conversion price and accordingly the conversion ratio are adjusted each year by changes in the amount of the dividend of Continental AG with reference to dividend paid for 2004. The convertible bond has a coupon of 1.625% and matures on May 19, 2011. In the prior year, capital reserves were increased by €69.9 million on the issuance of the low-coupon convertible bond, representing the market value of the embedded option at the issue date. The market value of the option was determined as the difference between the nominal amount and the market value of the debt component based on a market rate of interest of 4.600% for a corresponding fixed-interest bond. No conversion rights were exercised in 2004 or 2005.

As a result of the resolution adopted at the Annual Shareholders' Meeting on June 1, 1999, the common stock may be conditionally increased by up to €29.0 million for the purpose of granting conversion and option rights under new convertible bonds or bonds with warrants, and subscription rights under the 1999 stock option plan.

The Annual Shareholders' Meeting on May 23, 2001 resolved a further conditional capital increase of €140.0 million for the purpose of granting conversion and option rights under new convertible bonds or bonds with warrants. Under the resolution adopted at the Annual Shareholders' Meeting on May 14, 2004, €6.3 million of this amount may be used to grant subscription rights under the 2004 stock option plan.

As a result of the resolution adopted at the Annual Shareholders' Meeting on May 14, 2004, the common stock was conditionally increased by €3.8 million for the purpose of granting subscription rights under the 2004 stock option plan.

The change in conditional capital is shown in the following table:

in € thousands	
Conditional capital as of January 1, 2005	145,705
Exercised conversion and subscription rights	- 1,148
Expiration of subscription rights granted	- 214
Conditional capital as of December 31, 2005	**144,343**

Under the *Aktiengesetz* (AktG – German Stock Corporation Act), the dividends distributable to the shareholders are based solely on Continental AG's net retained earnings, at €146.4 million at December 31, 2005, as reported in the annual financial statements prepared in accordance with the German Commercial Code. A dividend payout for fiscal 2005 of €1.00 per share will be proposed to the Annual Shareholders' Meeting. Assuming that the Annual Shareholders' Meeting approves the proposed dividend, the sum to be distributed amounts to €145.9 million. This corresponds to a payout ratio of 15.7% of the net income attributable to shareholders of the parent company.

22. Share-Based Payment

The authorization and implementation of share-based payment programs is explained in Note 21 on Shareholders' Equity.

The cost of the stock option plans is reported as personnel costs and in 2005 amounted to €6.7 million (2004: €2.8 million).

Fixed-price stock option plan

The parent company established a fixed-price stock option plan in 1996. All eligible senior executives who were subscribed convertible loans were entitled to exercise stock options through conversion of the loan balances to one Continental share. The conversion price corresponded to the stock exchange price of Continental shares on the day the convertible loan was issued. The first half of the conversion rights under the stock option plan could have been exercised for the first time after six months and the second half for the first time after 24 months. The options lapsed at the end of 2005.

No more subscriptions were issued since 2000 under the fixed-price stock option plan. The subscriptions issued before that time were valued using the Black and Scholes model. The parameters for valuing these subscriptions were published in the consolidated financial statements for the years the subscriptions were issued.

The conversion rights granted by Continental on the basis of its fixed-price stock option plan changed as follows:

Convertible bond 1996	2005		2004	
	Number of conversion rights	Average exercise price	Number of conversion rights	Average exercise price
in € millions	**1,000 units**	**€/unit**	**1,000 units**	**€/unit**
Outstanding at January 1	72.4	20.78	184.8	21.31
Exercised	72.4	20.78	99.6	22.03
Expired	–	–	12.8	18.67
Outstanding at December 31	–	–	72.4	20.78
Exercisable on December 31	–	–	72.4	20.78

The 1996 stock option plan expired on July 1, 2005; all the conversion rights granted had been exercised by this date.

Variable stock option plan 1999

With the approval of the Annual Shareholders' Meeting on June 1, 1999, Continental AG adopted a variable stock option plan (1999 stock option plan) which grants subscription rights for certain senior executives and the Executive Board. Each option granted under this plan carries the right to subscribe for one share. These stock options may be exercised after a vesting period of three years, starting from the date on which the Executive Board (or the Supervisory Board, as appropriate) grants the options. Once vested, the options can be exercised within certain exercise windows during the following two years.

The Continental AG variable stock option plans include a performance target as prerequisite for the exercise of subscription rights. These subscription rights may only be exercised if the average market price of Continental shares in the Xetra closing auction on the Frankfurt Stock Exchange during the ten trading days prior to an exercise window is at least 15% (exercise hurdle) above the average closing price during the ten trading days prior to the issue date.

The exercise price varies in accordance with an outperformance and a performance discount. The outperformance discount is calculated on the basis of the performance of Continental's shares in comparison with the performance of the MDAX. The performance discount is calculated as a function of the change in the Corporation's EBIT margin.

The value of the subscription rights is determined using the binomial model. This model ensures realistic allowances for the effects of the performance target as well as the performance and outperformance discount. Specifically, the binomial model as used simulates the price of the Continental share as well as the performance of the MDAX to project the outperformance of the Continental share compared to the benchmark index and the increase in the average closing price of the Continental share compared to the reference price.

The adjustment of the exercise price by the outperformance of the Continental share in comparison to the MDAX is a market condition under IFRS and is included only in the valuation at the grant date. The adjustment of the exercise price to the development of EBIT/sales ratio of the Continental Corporation is a performance condition under IFRS and is not used for the valuation at the grant date. In valuing the options subsequent to grant date, the most recent EBIT/sales ratios from publicly available analyst estimates are used while maintaining the other parameters.

The model used also takes into account the possibility of an early exercise of the options in all cases where the adjusted exercise price falls below 50% of the reference price and the performance target is achieved during the exercise window. Further, the model assumes that, as experience has shown, option holders who have left the Corporation exercise the option immediately after the vesting period.

The dividends anticipated in the model are based upon publicly available analyst estimates.

The volatilities and correlation reflect historical trends, based on the closing prices for the Continental share and the MDAX Index at each balance sheet date corresponding to a period equivalent to the remaining term of the option rights.

Stock option plan 1999	2005		2004	
in € millions	Number of subscription rights	Average exercise price	Number of subscription rights	Average exercise price
	1,000 units	€/unit	1,000 units	€/unit
Outstanding at January 1	687.3	20.78	981.3	20.36
Exercised[1]	375.8	20.53	210.0	19.02
Expired	16.0	20.95	84.0	20.25
Outstanding at December 31	295.6	21.08	687.3	20.78
Exercisable on December 31	26.8	8.91	26.0	19.17

[1] The average exercise price amounted to €8.93 following deduction of the performance and outperformance discounts.

The weighted average of the remaining option duration is 2 years and 5 months (2004: 2 years and 10 months).

2004 variable stock option plan

Continental AG introduced another variable stock option plan (2004 stock option plan) with the approval of the Annual Shareholders' Meeting on May 14, 2004. This plan replaced the 1999 stock option plan. In principle, the new plan matches the stock option plan developed in 1999. However, in the new plan, premiums can be included in the exercise price if Continental's stock underperforms in comparison to the reference price, and the DAX is used as a reference to determine the outperformance instead of the MDAX. In addition, a ceiling has been imposed on the achievable capital gain.

Stock option plan 2004	2005		2004	
in € millions	Number of subscription rights	Average exercise price	Number of subscription rights	Average exercise price
	1,000 units	€/unit	1,000 units	€/unit
Outstanding at January 1	618.5	37.48	–	–
Granted	753.5	68.85	634.0	37.48
Expired	67.9	48.76	15.5	43.10
Outstanding at December 31	1,304.1	57.68	618.5	37.48
Exercisable on December 31	–	–	–	–

The assumptions and premises used in calculating the fair value of the respective issues changed as follows:

	2005	2004
Reference price	59.89 - 59.70	37.48
Closing price Continental	62.38 - 61.65	37.73
Closing price DAX Index	4,770.54 - 4,719.57	3,812.63
Risk-free rate	2.68% - 2.66%	3.43%
Volatility Continental	33.9%	35.4%
Volatility DAX	28.1%	29.5%
Correlation Continental/DAX	0.46	0.42
Option period	5 years	5 years
Fair value at grant date	**24.28 - 23.84**	**11.57**
Fair value at balance sheet date December 31, 2004	**–**	**14.57**
Fair value at balance sheet date December 31, 2005	**25.47 - 25.01**	**16.08**

The weighted average of the remaining option period is 4 years (2004: 4 years and 6 months).

23. Provisions for Pensions Liabilities and Other Post-Employment Benefits

Provisions for pension liabilities and other post-employment benefits are shown in the following balance sheet items:

in € millions	Dec. 31, 2005	Dec. 31, 2004
Pension provisions (unfunded obligations and net liabilities from obligations and related funds)	935.8	942.0
Provisions for other post-employment benefits	343.8	399.1
Provisions for similar obligations	18.4	16.4
Pension obligations	**1,298.0**	**1,357.5**
Deferred pension charges (net assets from pension obligations and related funds)	*85.1*	*5.4*

Pension plans

Pension obligations exist for both general and individual plans, especially in Germany, the U.S.A., the United Kingdom, Austria, Ireland, and Belgium. In the U.S.A. and the United Kingdom, the principal pension plans are funded. The amounts of pension plan assets, including insurance annuity contracts in Germany, are netted against the related pension provisions. In addition, existing pension funds for previously defined contributions in Germany are also shown in the reconciliation of total pension obligations in accordance with IFRIC D 9.

in € millions	Dec. 31, 2005	Dec. 31, 2004
Pension provisions (unfunded obligations and net liabilities from obligations and related funds)	935.8	942.0
Deferred pension charges (net assets from pension obligations and related funds)	85.1	5.4
Net amount recognized	**850.7**	**936.6**

The pension obligations for Germany, the U.S.A., the United Kingdom and other countries, as well as the amounts for the Continental Corporation as a whole, are shown in the following tables.

Pension provisions declined by €6.2 million compared to the previous year. Deferred pension charges, representing the net assets from pension obligations and related funds, were €79.7 million higher as a result particularly due to the rise in the U.S. dollar exchange rate against the euro, special contributions amounting to €44.1 million, and the freeze of the defined benefit plans for salaried employees in connection with the change to defined contributions in the U.S.A. The latter resulted in a reversal of €26.6 million of previously recognized obligations, largely because future salary increases no longer need to be taken into account.

The reconciliation of the changes in the defined benefit obligation and the plan assets from the beginning to the end of the year is as follows:

in € millions	2005					2004				
	Germany	**U.S.A.**	**UK**	**Other**	**Total**	**Germany**	**U.S.A.**	**UK**	**Other**	**Total**
Changes in defined benefit obligation										
Defined benefit obligation at January 1	1,412.5	596.4	120.3	71.7	**2,200.9**	1,195.4	564.5	90.2	68.7	**1,918.8**
Foreign currency translation	–	91.8	3.9	1.7	**97.4**	–	- 54.0	- 1.3	- 0.7	**- 56.0**
Current service cost	23.4	11.6	3.2	2.7	**40.9**	21.3	16.6	3.6	3.1	**44.6**
Interest cost on defined benefit obligation	62.3	37.1	6.6	3.8	**109.8**	62.5	34.6	5.2	3.8	**106.1**
Vested prior plan amendments	–	- 6.8	–	0.0	**- 6.8**	–	–	–	0.1	**0.1**
Non-vested prior plan amendments	–	- 2.6	–	0.0	**- 2.6**	–	15.3	–	–	**15.3**
Actuarial gains/losses from changes in assumptions	105.4	41.4	29.3	8.6	**184.7**	100.3	21.5	1.1	1.2	**124.1**
Actuarial gains/losses from experience adjustments	10.1	19.3	1.7	0.1	**31.2**	- 11.1	- 0.9	0.9	1.0	**- 10.1**
Curtailments and settlements	–	- 38.5	- 4.3	- 1.6	**- 44.4**	–	25.2	–	- 0.9	**24.3**
Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	- 6.9	–	–	–	**- 6,9**	109.5	–	22.5	–	**132.0**
Other changes	- 0.1	–	1.4	0.3	**1.6**	–	–	0.9	0.3	**1.2**
Benefit payments	- 72.1	- 35.5	- 3.1	- 5.2	**- 115.9**	- 65.4	- 26.4	- 2.8	- 4.9	**- 99.5**
Defined benefit obligation at December 31	**1,534.6**	**714.2**	**159.0**	**82.1**	**2,489.9**	**1,412.5**	**596.4**	**120.3**	**71.7**	**2,200.9**
Change in plan assets										
Fair value of plan assets at January 1	464.8	570.8	105.7	20.3	**1,161.6**	314.7	552.3	78.8	19.5	**965.3**
Foreign currency translation	–	89.1	3.5	0.9	**93.5**	–	- 51.6	- 1.2	- 0.3	**- 53.1**
Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	- 0.1	–	–	–	**- 0.1**	83.1	–	18.1	–	**101.2**
Actual return on plan assets	26.6	40.0	19.5	2.2	**88.3**	20.8	51.8	8.1	0.3	**81.0**
Employer contributions	0.5	44.1	7.9	2.3	**54.8**	66.3	44.7	3.8	2.4	**117.2**
Employee contributions	–	–	1.5	0.3	**1.8**	–	–	1.4	0.2	**1.6**
Curtailments and settlements	–	–	- 4.3	- 0.7	**- 5.0**	–	–	–	–	**–**
Other changes	–	–	- 0.4	- 0.1	**- 0.5**	–	–	- 1.0	0.1	**- 0.9**
Benefit payments	- 27.9	- 35.3	- 2.8	- 1.7	**- 67.7**	- 20.1	- 26.4	- 2.3	- 1.9	**- 50.7**
Fair value of plan assets at December 31	**463.9**	**708.7**	**130.6**	**23.5**	**1,326.7**	**464.8**	**570.8**	**105.7**	**20.3**	**1,161.6**

Plan assets in Germany include pension fund assets for previously defined contributions amounting to €383.1 million (2004: €386.4 million) and insurance annuity contracts amounting to €80.8 million (2004: €78.4 million).

Continental has pension funds for previously defined contributions in Germany that have been closed to new entrants since July 1, 1983 and March 1, 1984 respectively. At December 31, 2005, the funds had a fair value of €383.1 million and were fully sufficient to cover the future entitlements and accordingly Continental had no obligation to make additional contributions. The pension funds are subject to an effective interest rate of 3.50%, for which Continental is ultimately liable under the *Betriebsrentengesetz* (German Law Relating to Company Pension Plans). In accordance with IFRIC D 9, these related pension obligations through the fund constitute a defined benefit pension plan, which is disclosed according to the requirements under IAS 19. However, given only the plan members are entitled to the assets, including all income realized, the benefit obligations are recognized in the same amount as the existing assets at fair value.

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in € millions	**Dec. 31, 2005**					**Dec. 31, 2004**				
	Germany	**U.S.A.**	**UK**	**Other**	**Total**	**Germany**	**U.S.A.**	**UK**	**Other**	**Total**
Funded status[1]	- 1,070.7	- 5.5	- 28.4	- 58.6	**- 1,163.2**	- 947.7	- 25.6	- 14.6	- 51.4	**- 1,039.3**
Unrecognized actuarial gains/losses	190.2	79.3	18.2	11.2	**298.9**	81.7	11.5	- 0.6	4.3	**96.9**
Unrecognized past service cost from plan amendments	–	6.6	–	1.3	**7.9**	–	5.8	–	–	**5.8**
Reclassification to liabilities held for sale	5.7	–	–	–	**5.7**	–	–	–	–	**-**
Net amount recognized	**- 874.8**	**80.4**	**-10.2**	**- 46.1**	**- 850.7**	**- 866.0**	**- 8.3**	**- 15.2**	**- 47.1**	**- 936.6**
The net amount recognized in the balance sheet comprises the following balance sheet items:										
Deferred pension charges	–	84.1	0.1	0.9	**85.1**	–	4.7	–	0.7	**5.4**
Pension provisions	- 874.8	- 3.7	- 10.3	- 47.0	**- 935.8**	- 866.0	- 13.0	- 15.2	- 47.8	**- 942.0**
Net amount recognized	**- 874.8**	**80.4**	**- 10.2**	**- 46.1**	**- 850.7**	**- 866.0**	**- 8.3**	**- 15.2**	**- 47.1**	**- 936.6**

[1] Difference between plan assets and benefit obligation.

The assumptions used in measuring the pension obligations with regard to the discount rate used, salary increases, and the long-term rates of return on plan assets are established separately for each country.

In the principal pension plans, the following weighted-average assumptions have been used:

Average valuation factors as of Dec. 31	2005				2004			
in %	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Discount rate	4.00	5.75	5.00	4.63	4.75	6.00	5.46	5.43
Expected long-term return on plan assets	4.12	8.00	6.81	6.48	4.74	8.00	7.04	6.38
Long-term rate of compensation increase	3.00	3.50	3.75	3.00	3.00	3.75	3.57	2.78

Net pension expenses can be summarized as follows:

in € millions	2005					2004				
	Germany	U.S.A.	UK	Other	Total	Germany	U.S.A.	UK	Other	Total
Current service cost	23.4	11.6	3.2	2.7	**40.9**	21.3	16.6	3.6	3.1	**44.6**
Interest on defined benefit obligation	62.3	37.1	6.6	3.8	**109.8**	62.5	34.6	5.2	3.8	**106.1**
Expected return on plan assets	- 18.7	- 48.5	- 7.4	- 1.4	**- 76.0**	- 15.4	- 43.4	- 5.7	- 1.4	**- 65.9**
Amortization of actuarial gains/losses	0.0	0.2	–	0.0	**0.2**	–	0.4	–	–	**0.4**
Amortization of past service cost	–	1.3	–	0.0	**1.3**	- 0.1	12.8	–	0.0	**12.7**
Curtailments and settlements	–	- 42.1	–	- 0.8	**- 42.9**	–	30.4	–	0.7	**31.1**
Other pension expenses	–	–	- 0.1	0.1	**0.0**	–	–	–	–	**–**
Net periodic pension cost	**67.0**	**- 40.4**	**2.3**	**4.4**	**33.3**	**68.3**	**51.4**	**3.1**	**6.2**	**129.0**

The gains on curtailments and settlements in 2005 relate in particular to the freeze of defined benefit pension plans in the U.S.A. in connection with the change to defined contribution plans, as well as adjustments to settlement commitments for the U.S. tire operations. In 2004, the losses on curtailments and settlements mainly resulted from the indefinite suspension of tire production activities in Mayfield, U.S.A.

A one percentage point increase or decrease in the discount rate for the discounting of pension obligations would have had the following impact on the pension obligations at the balance sheet date:

in € millions	2005				2004			
	Germany[1]	U.S.A.	UK	Other	Germany[1]	U.S.A.	UK	Other
1 % increase								
Effects on service and interest costs	- 1.0	- 1.5	- 0.8	- 0.1	- 0.9	- 2.1	- 0.8	- 0.1
Effects on benefit obligation	- 137.8	- 89.5	- 29.5	- 8.7	- 103.1	- 73.8	- 20.6	- 6.5
1 % decrease								
Effects on service and interest costs	0.9	1.0	1.2	0.8	0.8	1.8	1.0	0.7
Effects on benefit obligation	171.0	102.4	38.8	14.2	125.5	85.8	26.7	9.9

[1] Excluding the pension funds for previously defined contributions.

Changes in the discount factor as well as the salary and pension trends do not have a linear effect on the defined benefit obligations (DBO) because of the financial modeling (particularly due to the compounding interest rates). For this reason, the NPPC derived from the DBO does not change as a result of an increase or decrease in the discount rate assumptions by the same amount.

Pension funds

The portfolio structures of the pension plan assets on the measurement date for 2005 and 2004, as well as the planned portfolio structure for 2006, are as follows:

	Planned structure 2006				2005				2004			
Type of asset	**Germany**	**U.S.A.**	**UK**	**Other**	**Germany**	**U.S.A.**	**UK**	**Other**	**Germany**	**U.S.A.**	**UK**	**Other**
Equity instruments	–	60%	68%	30%	–	59%	70%	31%	–	57%	73%	28%
Debt securities	100%	35%	30%	43%	100%	35%	25%	41%	100%	38%	26%	36%
Real estate	–	5%	2%	4%	–	6%	1%	4%	–	5%	0%	4%
Cash, cash equivalents and other	–	0%	–	23%	–	0%	4%	24%	–	0%	1%	32%
	100%	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

The expected long-term return on plan assets of the individual asset types for 2005 and 2004 was as follows:

	2005				2004			
Type of asset	**Germany**	**U.S.A.**	**UK**	**Other**	**Germany**	**U.S.A.**	**UK**	**Other**
Equity instruments	–	9.50%	7.50%	7.32%	–	9.00%	7.83%	7.40%
Debt securities	4.12%	6.00%	5.00%	7.09%	4.74%	6.25%	5.42%	6.71%
Real estate	–	6.00%	5.40%	6.59%	–	8.00%	6.56%	6.71%
Cash, cash equivalents and other	–	–	4.00%	4.56%	–	–	4.31%	5.27%
	4.12%	**8.00%**	**6.81%**	**6.48%**	**4.74%**	**8.00%**	**7.04%**	**6.38%**

Reference date for plan asset measurement is December 31.

Pension funds

Contributions by the employer

The following table shows the cash contributions made by the Company to the pension funds in 2005 and 2004:

	2005					2004				
	Germany	U.S.A.	UK	Other	Total	Germany	U.S.A.	UK	Other	Total
Planned contributions	0.5	–	3.5	2.3	**6.3**	0.4	–	3.8	2.4	**6.6**
Special contributions	–	44.1	4.4	–	**48.5**	65.9	44.7	–	–	**110.6**

The expected contributions to the pension funds for 2006 are:

	2006 (expected)				
	Germany	U.S.A.	UK	Other	Total
Planned contributions	0.0	–	4.4	2.3	**6.7**
Special contributions	–	–	–	–	**–**

The following overview includes the pension benefit payments made under the principal pension plans in 2005 and the previous year, as well as the undiscounted, expected pension benefit payments for the next ten years:

	Germany	U.S.A.	UK	Other	Total
Benefits paid					
2004	65.4	26.4	2.8	4.9	**99.5**
2005	72.1	35.5	3.1	5.2	**115.9**
Benefit payments as expected					
2006	80.6	32.6	4.2	5.1	**122.5**
2007	93.8	33.6	5.2	4.5	**137.1**
2008	93.5	34.8	6.0	5.1	**139.4**
2009	90.3	36.2	6.6	4.8	**137.9**
2010	87.2	37.7	7.7	4.3	**136.9**
Total of years 2011 - 2015	475.5	219.1	46.7	27.5	**768.8**

The expected pension payments for future years include lump-sum amounts in connection with fixed service cost benefit plans, as well as the annual pension benefits. For the purposes of estimating the future payments, in those cases where employees have an option to immediately receive their benefits in cash on retirement or to elect for monthly pension payments, it has been assumed that in all cases the lump-sum will be chosen. Further, the earliest eligible date for retirement has been assumed. The actual retirement date could occur later. Therefore the actual payments in future years for present plan members could be lower than the amounts assumed.

Other post-employment benefits

Certain subsidiaries in the United States grant eligible employees healthcare and life insurance on retirement if they have fulfilled certain conditions relating to age and years of service. The amount and entitlement can be altered.

in € millions	2005	2004
Change in defined benefit obligation		
Defined benefit obligation at January 1	436.3	427.3
Foreign currency translation	57.3	- 39.3
Current service cost	3.9	6.2
Interest cost on defined benefit obligation	17.4	26.4
Actuarial losses from changes in assumptions	12.1	15.1
Actuarial gains/losses from experience adjustments	- 37.6	12.7
Vested prior plan amendments	- 108.1	–
Non-vested prior plan amendments	- 30.2	–
Curtailments/settlements	- 2.2	8.8
Benefit payments	- 21.6	- 20.9
Defined benefit obligation at December 31	**327.3**	**436.3**
Unrecognized actuarial gains/losses	- 11.9	27.8
Unrecognized income/costs from plan amendments	- 4.6	9.4
Amount recognized on December 31	**343.8**	**399.1**

No separate plan assets have been set up for these obligations.

Certain retirement benefits, in particular for pensions and healthcare costs, are provided in the U.S.A. for hourly-paid workers at unionized plants under the terms of collective pay agreements. The collective agreements provided for possible amendments to these benefits. In the third quarter, a final agreement was reached with the employee representatives that no further amendments will be made over the remaining term of the collective agreements. Under U.S. GAAP as previously applied by the Corporation, the estimated effects of the possible amendments had been deferred and recognized over the remaining life of the benefit plans, with the result that the final agreement would have had no significant effect on reported earnings. Following the conversion to IFRS as of January 1, 2004, the unamortized amounts were recognized and charged directly to total equity in accordance with IFRS 1. Consequently, the reversal of the obligations for other post-employment benefits amounting to €108.1 million were recognized in income in 2005.

The assumptions used to calculate the healthcare and life insurance benefits relating to the discount rate and the increase in healthcare and life insurance benefits vary according to conditions in the U.S.A. The following weighted-average assumptions were used:

Average valuation factors as of December 31 in %	2005	2004
Discount rate	5.75	6.00
Rate of increase in healthcare and life insurance benefits in the following year	10.00	10.00
Long-term rate of increase in healthcare and life insurance benefits	5.00	5.00

The net cost of healthcare and life insurance benefit obligations can be broken down as follows:

in € millions	2005	2004
Current service cost	3.9	6.2
Interest cost on defined benefit obligation	17.4	26.4
Amortization of actuarial gains/losses	- 1.1	0.1
Amortization of past service cost	- 0.2	3.0
Curtailments/settlements	- 108.1	15.2
Net cost	**- 88.1**	**50.9**

The curtailments and settlements in 2005 resulted from the final agreement with the union in the U.S.A. In 2004, curtailments and settlements resulted mainly from the restructuring measures in connection with the tire activities in Mayfield, U.S.A.

The following table shows the effects of a one percentage point increase or decrease in healthcare and life insurance obligations.

in € millions	2005	2004
1 % increase		
Effects on net cost	0.4	2.1
Effects on benefit obligation	5.2	12.1
1 % decrease		
Effects on net cost	- 0.3	- 1.9
Effects on benefit obligation	- 4.8	- 11.8

A one percentage point increase or decrease in the discount rate specified above for calculating the net cost of healthcare and life insurance benefit obligations would have had the following effect on net cost:

in € millions	2005	2004
1% increase		
Effects on service and interest costs	- 0.5	- 0.6
Effects on benefit obligation	- 44.4	- 52.9
1 % decrease		
Effects on service and interest costs	0.3	0.2
Effects on benefit obligation	51.3	60.2

The following overview includes the payments made for other post-employment benefits in 2005 and the previous year, as well as the undiscounted expected benefit payments for the next ten years:

Benefits paid	
2004	20.9
2005	21.6
Benefit payments as expected	
2006	23.5
2007	22.2
2008	23.9
2009	24.8
2010	25.1
2011 - 2015	128.0

Provisions for obligations similar to pensions
Some companies of the Corporation have made commitments to employees for a fixed percentage of the employees' compensation. The entitlements are paid when the employees leave or retire from the company; in 2005 the expenses amounted to €1.8 million (2004: €0.2 million).

Defined contribution pension plans
The expense for defined contribution pension plans in fiscal 2005 amounted to €13.5 million (2004: €6.3 million). The increase related in particular to U.S. companies where the defined benefits pension plans for employees have been frozen and replaced with defined contribution plans.

24. Provisions for Other Risks

in € millions	**Dec. 31, 2005**		**Dec. 31, 2004**	
	current	**non-current**	**current**	**non-current**
Restructuring provisions	61.6	–	69.9	–
Litigation and environmental risks	–	178.0	–	141.0
Flexible early retirement contracts	–	127.4	–	141.0
Anniversary and other long-service benefits	–	35.2	–	35.2
Warranties	259.0	–	241.1	–
Other provisions	141.7	13.4	156.1	11.4
Provisions for other risks	**462.3**	**354.0**	**467.1**	**328.6**

The provisions changed during the year as follows:

in € millions	Restructuring provisions	Litigation and environ-mental risks	Flexible early retirement contracts	Anniversary and other long-service benefits	Warranties	Other provisions
At January 1, 2005	**69.9**	**141.0**	**141.0**	**35.2**	**241.1**	**167.5**
Additions	56.0	55.9	7.3	0.0	79.9	91.5
Utilization	47.1	37.0	30.9	2.9	49.7	90.3
Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	- 12.5	–	- 1.8	- 0.4	0.0	- 0.1
Reclassification to liabilities related to assets held for sale	–	- 0.3	- 1.9	- 1.3	- 0.9	- 0.3
Reversals	7.6	3.4	2.4	0.8	18.3	24.4
Interest	–	4.5	16.1	5.3	–	0.8
Foreign currency translation	2.9	17.3	–	0.1	6.9	10.4
At December 31, 2005	**61.6**	**178.0**	**127.4**	**35.2**	**259.0**	**155.1**

The net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries, resulted from the sale of the Sealing Systems business unit and the acquisition of the Xtra Print Group. The reclassification of liabilities related to assets held for sale relate to the Stankiewicz Group.

The restructuring provisions utilized in the amount of €47.1 million (2004: €14.8 million) mainly reflect the settlement of measures relating to the shutdown of the tire operations in Guadalajara, Mexico, which was carried out in prior years, the transfer of the business activities of ISAD in Landsberg, Germany, as well as the indefinite suspension of tire production at the plant in Mayfield, U.S.A.

Additions of €56.0 million (2004: €32.7 million) relate primarily to personnel measures in the course of restructuring at Phoenix as well as termination benefits in the Sealing Systems business unit and the Stöcken tire production.

Additions to the litigation and environmental risks amounting to €55.9 million (2004: €55.9 million) resulted primarily from product liability risks from the tire activities in the U.S.A.

Provisions for the flexible early retirement contracts are measured with a discount rate of 4.00% (2004: 4.75%). In accordance with the option under IAS 19, the interest component is not separately shown in the net interest expense but included in the compensation costs as part of the cost categories as classified in the income statement. The decrease in these provisions resulted in particular from fewer potential early retirement obligations due to the expiration of the existing statutory regulations in 2009, which more than offset the interest effect.

Warranties include utilization amounting to €49.7 million (2004: €36.7 million), versus additions of €79.9 million (2004: €68.4 million), in particular for some specific provisions in the Automotive Systems division.

Other provisions mainly comprise provisions for risks from operations with an expected term of less than one year.

25. Income Tax Liabilities

Tax liabilities changed as follows:

in € millions	2005	2004
At January 1	**277.9**	**312.4**
Additions	454.5	341.6
Utilization and advance payments for the current fiscal year	- 385.6	- 337.4
Additions from the first-time consolidation of subsidiaries	1.8	9.8
Reversals	- 11.0	- 48.3
Foreign currency translation	3.2	- 0.2
At December 31	**340.8**	**277.9**

26. Indebtedness

in € millions	Dec. 31, 2005			Dec. 31, 2004		
		with a term of			with a term of	
	Total	up to 1 year	more than 1 year	Total	up to 1 year	more than 1 year
Bonds	**1,080.5**	344.9	735.6	**1,186.7**	38.8	1,147.9
Bank loans and overdrafts[1]	**616.5**	472.8	143.7	**478.2**	187.2	291.0
Derivative financial instruments	**4.8**	4.4	0.4	**4.2**	1.4	2.8
Financial lease liabilities	**64.9**	3.3	61.6	**69.6**	4.2	65.4
Liabilities on bills drawn and payable	**0.4**	0.2	0.2	**0.6**	0.6	–
Liabilities from asset-backed securitization programs	**–**	–	–	**299.6**	299.6	–
Liabilities from binding redemption offer to Phoenix shareholders	**59.6**	59.6	–	**–**	–	–
Other indebtedness	**12.9**	12.1	0.8	**75.4**	73.8	1.6
	1,839.6	**897.3**	**942.3**	**2,114.3**	**605.6**	**1,508.7**

[1] Thereof €8.0 million (2004: €10.2 million) secured by land charges, mortgages and similar securities.

Summary of bonds

Issuer/type	Issuing amount in € millions	Book value on Dec. 31, 2005	Coupon p.a.	Effective interest rate	Date of issue/ *maturity and* interest terms fixed until	Issue price
CRoA Eurobond	284.2[2]	284.2	5.250%	5.250%	1999/07.2006	99.087%
CRoA MTN Private placements	87.2	87.2	various	2.910% - 3.970%	2001/2006 - 2008	100%
CAG Eurobond	368.5[3]	368.5	6.875%	6.875%	2001/12.2008	99.462%
CGF Convertible bond	400.0	340.6[1]	1.625%	4.800%	2004/05.2011	100%
		1,080.5				

[1] The book value at December 31, 2005, consists of the original issue amount less the option value from the convertible bond amounting to €59.4 million.

[2] Represents the amount outstanding of the original €500 million issue.

[3] Represents the amount outstanding of the original €500 million issue.

On May 12, 2005, the dividend increase proposed for fiscal year 2004 changed the conversion ratio of the convertible bond issued by Conti-Gummi Finance B.V. in May 2004 with a guarantee from Continental AG, in accordance with the terms of the bond. The conversion ratio of approximately 1,967.89 shares for each €100,000 nominal value of the bond corresponds to a current conversion price per share of approximately €50.82 (previously €51.00).

The CRoA eurobond issued in 1999 was converted effectively to a U.S. dollar bond through interest rate and currency swaps.

In the first quarter of 2005, a further portion of the CRoA bond with a nominal value of €30.0 million was bought back and cancelled, and the notional amount of corresponding interest rate and currency swaps was settled at the same time. In the fourth quarter of 2004, €185.8 million were already repurchased and cancelled with a corresponding reversal of interest rate and currency swaps.

The €500 million eurobond was issued by Continental AG in 2001 under its €1.5 billion euro medium term note program (MTN). This bond contains a covenant to increase the interest rate by 1.75% p.a. in the event and for the time that Continental AG no longer has a rating from two rating agencies or the rating for its non-subordinated unsecured liabilities drops to BB+ or lower (or Ba1 or lower).

In the second quarter of 2005, Continental AG bought back and cancelled a further portion of the bond with a nominal value of €42.7 million, after €87.8 million had been already repurchased in the fourth quarter of 2004.

The terms of the bonds issued by Continental AG, Continental Rubber of America Corp. and Conti-Gummi Finance B.V. specify that the issuer is entitled to repurchase the bonds before maturity.

Market values of bonds

in € millions	Book value on Dec. 31, 2005	Market value on Dec. 31, 2005	Change in market value if interest rate increased by 1%	Change in market value if interest rate decreased by 1%	Book value on Dec. 31, 2004	Market value on Dec. 31, 2004
CAG Convertible loan	–	–	–	–	0.1	0.1
CRoA Eurobond	284.2	288.2	- 1.6	1.6	314.2	331.9
CRoA MTN Private placements	87.2	87.4	- 0.8	0.7	132.2	105.2
CAG Eurobond	368.5	405.5	- 10.9	11.2	410.7	465.7
CGF Convertible bond	340.6	393.1	- 19.6	20.8	329.5	411.7
	1,080.5	**1,174.2**	**- 32.9**	**34.3**	**1,186.7**	**1,314.6**

The market values of the Company's financial liabilities as of December 31, 2005 and 2004 were determined by discounting all future cash flow at the applicable interest rates for comparable instruments with the same remaining term to maturity. For all other original financial instruments, the carrying amount is equivalent to the fair value.

Breakdown of credit lines and available financing from banks

Company	Type	Amount of issue in € millions	Book value on Dec. 31, 2005 in € millions	Market value on Dec. 31, 2005 in € millions	Interest	Effective interest rate	Maturity
CRoA	Short-term bank loan	169.1	169.1	169.8	4.33%	4.33%	2006
Phoenix AG	Promissory loan	70.0	70.0	70.0	floating, Euribor + margin	3.33%	2006
CUK, CAG	Syndicated euroloan	43.7	21.9	21.9	floating, Libor/ Euribor + margin	5.30%	2006
Phoenix AG	Long-term bank loan	30.0	30.0	29.8	6.05%	6.05%	2006
CRoA	Long-term bank loan	25.4	25.4	25.9	5.13%	5.13%	2006
Phoenix AG	Long-term bank loan	20.0	20.0	19.5	5.33%	5.33%	2007
CRoA	Long-term bank loan	25.4	25.4	26.6	6.09%	6.09%	2007
CM	Long-term bank loan	11.9	11.9	11.9	5.07 - 6.17%	5.07 - 6.17%	semi-annual repayment until 2007
CAG, CRoA	Syndicated euroloan	1,500.0	–	–	floating, Libor/ Euribor + margin	–	2010
Conti Mabor	Long-term bank loan	34.3	34.3	32.0	2.50%	2.50%	annual repayment until 2011
Various bank lines		811.9	208.5	208.5	floating	floating	mainly < 1 year
Credit lines and available financing from banks		**2,741.7**					
Liabilities to banks			**616.5**	**615.9**			

On December 31, credit lines amounting to €2,125.2 million (2004: €2,564.5 million) had not been drawn, €1,500.0 million (2004: €1,521.1 million) of which were long-term credit lines. The decline over the prior year is due primarily to the replacement of bank loans at subsidiaries through intercompany financing.

In 2005, the Continental Corporation made use of its commercial paper program and its various bank lines to meet short-term capital requirements.

In July 2005, Continental prematurely extended the €1.5 billion syndicated euroloan that was entered into in July 2003. This credit facility has a term of five years with two renewal options for one year, once after the first and once after the second year.

Explanation of company names

CAG, Continental Aktiengesellschaft, Hanover, Germany

CGF, Conti Gummi Finance B.V., Amsterdam, The Netherlands

CM, Continental Matador s.r.o., Puchov, Slovak Republic

Conti Mabor, Continental Mabor Indústria de Pneus S.A., Lousado, Portugal

CRoA, Continental Rubber of America Corp., Wilmington, Delaware, U.S.A.

CUK, Continental UK Group Holdings Ltd., West Drayton, United Kingdom

Phoenix AG, Phoenix Aktiengesellschaft, Hamburg, Germany

The indebtedness in the amount of €1,839.6 million will mature within the next five years and thereafter as follows:

Dec. 31, 2005	**2006**	**2007**	**2008**	**2009**	**2010**	**thereafter**	**Total**
Total indebtedness	897.3	62.1	392.2	8.6	7.5	471.9	1,839.6
Interest rate swaps contained therein	0.1	–	0.4	–	–	–	0.5

Dec. 31, 2004	**2005**	**2006**	**2007**	**2008**	**2009**	**thereafter**	**Total**
Total indebtedness	605.6	559.6	57.4	432.7	3.4	455.6	2,114.3
Interest rate swaps contained therein	0.7	0.6	–	1.0	–	–	2.3

The future payment obligations resulting from financial leases are shown in the following table:

in € millions	**2006**	**2007 to 2010**	**from 2011**	**Total**
Minimum lease payments	7.8	27.7	79.1	114.6
Interest component	4.5	16.2	29.0	49.7
Financial lease liabilities	**3.3**	**11.5**	**50.1**	**64.9**

The market value of the financial lease liabilities amounts to €78.3 million (2004: €80.8 million). The effective interest rates of the main leasing contracts lie between 5.5% and 9.9% (2004: 5.9% to 9.7%).

27. Financial Instruments

1. Hedging policy and financial derivatives
The international nature of the business activities and the resulting financing requirements means that the Corporation is exposed to exchange rate and interest rate fluctuations. Where foreign currency fluctuations are not fully compensated by offsetting delivery and payment flows, exchange rate forecasts are constantly adjusted to ensure that risks can be hedged as necessary using appropriate financial instruments. In the same manner, long- and short-term interest rate movements are continuously monitored and also hedged as necessary. In addition, interest rate and currency derivatives allow debt to be accessed on every available capital market, regardless of the location at which the financing is required.

a) Guidelines and risk management
The use of hedging instruments is covered by corporate-wide guidelines, adherence to which is regularly reviewed by internal audit. As part of interest rate and currency management, maximum notional amounts are defined in order to strictly limit the risk associated with hedges. Further, only derivative financial instruments that can be included and evaluated in the risk management system may be used for hedging purposes. Financial instruments that do not meet these criteria may not be transacted at all.

b) Currency management
Continental compiles its subsidiaries' actual and expected foreign currency payments at a global level for currency management purposes. These amounts represent the Corporation's transaction exposure and are measured as the net cash flow per currency on a rolling 12-month forward basis. The currency committee convenes weekly to review and initiate hedging measures. These may not exceed 30% of the 12-month exposure without the express permission of the Executive Board. In addition, strict stop-loss rules restrict the possibility of losses. The Corporation's net foreign investments are not hedged against exchange rate fluctuations.

c) Interest rate management
The Corporation's interest-bearing liabilities form the basis for the activities to manage variable interest rate risk. The use of derivative financial instruments serves exclusively to manage identified interest rate risks. The Corporation is not exposed to a risk of fluctuation in the fair value of long-term financial liabilities due to market changes in fixed interest rates, as the lenders do not have the right to early principal repayment in the event of changing rates. If the Corporation as issuer has the right to repurchase or repay debt before maturity, settlement is considered only when the costs of early termination are lower than the expected future interest savings.

d) Counterparty risk
Derivative financial instruments are subject to default risk to the extent that counterparties may not meet their payment obligations either in part or in full. To limit this risk, instrument contracts are entered into with selected banks, i.e. partners with prime ratings. In addition, internal settlement risks are minimized through the clear segregation of functional areas.

2. Liquidity risks
Liquidity risk is counteracted by a comprehensive short- and long-term liquidity plan, taking into account existing credit lines. The financing requirements of the operating businesses are largely covered by equity, participation in cash pooling agreements or bank and intercompany loans to the related subsidiaries, to the extent that this is appropriate and permitted within the respective legal and tax framework. To meet the central corporate financing requirements, various marketable financial instruments are employed, including overnight money, term deposits, commercial paper and bonds, as well as bilateral and syndicated loans. Where events lead to unexpected liquidity requirements, Continental can draw upon both existing liquidity and fixed credit lines from banks.

3. Default risk
Credit risk from trade accounts receivable and financial amounts receivable includes the risk that amounts receivable will be collected late or not at all. These risks are analyzed and monitored by central and local credit managers. The responsibilities of our central credit management function include pooled accounts receivable risk management. However, default risk cannot be en-

tirely excluded and any remaining risk is addressed through valuation allowances on the basis of experience, or specific amounts for identified risks. Default risk for original financial amounts receivable is also limited by ensuring that agreements are only entered into with partners who have prime credit ratings or that sufficient collateral is provided.

Valuation of derivative financial instruments

Derivative financial instruments are recognized at market value determined by applying financial models, e.g. by discounting the expected cash flow.

The market values of all derivatives at the balance sheet date are as follows:

in € millions	Dec. 31, 2005		Dec. 31, 2004	
	Assets	Liabilities	Assets	Liabilities
Cash flow hedges				
Cash flow hedges (effective)	–	0.5	–	2.3
Fair value hedges				
Cross-currency swaps	56.2	–	113.0	–
Interest rate options	1.6	–	0.5	–
Other derivatives				
Currency forwards	14.8	4.3	5.7	1.9
	72.6	**4.8**	**119.2**	**4.2**
– thereof long-term	10.2	0.4	106.2	2.8
– thereof short-term	62.4	4.4	12.4	1.4
– thereof cash or cash equivalents	–	–	0.6	–

In the case of highly effective hedges, Continental applies hedge accounting as set out in IAS 39. For cash flow hedges, changes in the market value of the derivatives are taken directly to other reserves in total equity until the hedged item is recognized in income.

The interest and currency derivatives have maturities and conditions corresponding to the underlying transactions.

As of December 31, 2005, total equity contained net negative effects from the mark-to-market of financial instruments totaling €0.3 million (2004: €0.7 million). All effects are attributable to cash flow hedges.

in € millions	Jan. 1, 2005	Additions	Reversals	FX[1]	Dec. 31, 2005
Market value	- 2.3	–	1.5	0.3	- 0.5
Deferred taxes	1.6	–	- 1.3	- 0.1	0.2
Accumulated other reserves	- 0.7	–	0.2	0.2	- 0.3

[1] Foreign currency translation.

The prospective and retroactive effectiveness of hedges is demonstrated by way of regular effectiveness testing. Retroactive effectiveness is determined using the dollar offset method, under which the change in the fair or cash flow value of the hedged item is compared with the change in the related value of the hedging instrument. The results of retroactive effectiveness testing fell within a range of 80% to 125%, meaning that the hedges used by the Corporation can be considered to be highly effective.

In 2005, no amounts were reclassified from total equity to net income in accordance with IAS 39, as the hedging of an expected future transaction did not result in the recognition of either a financial asset or a financial liability.

The Corporation does not hold any embedded derivative instruments requiring separate recognition, such as contractual payment terms in currencies other than the functional or typical trading currency.

28. Other Short-Term Financial Liabilities

in € millions	Dec. 31, 2005	Dec. 31, 2004
Liabilities to associated companies	20.5	18.6
Interest payable	19.5	13.6
Liabilities for payroll and personnel related costs	130.3	117.5
Liabilities for selling expenses	279.9	229.0
Termination benefits	30.7	30.7
Other liabilities	2.0	–
	482.9	**409.4**

29. Other Liabilities

in € millions	Dec. 31, 2005			Dec. 31, 2004		
	Total	current	non-current	Total	current	non-current
Liabilities for workers' compensation	**97.2**	72.3	24.9	**84.4**	62.7	21.7
Liabilities for social security	**95.3**	95.3	–	**90.1**	90.1	–
Liabilities for vacation	**55.8**	55.8	–	**55.3**	55.3	–
Liabilities for VAT and other taxes	**103.6**	103.6	–	**95.0**	95.0	–
Other liabilities	**99.5**	89.5	10.0	**114.1**	106.1	8.0
	451.4	**416.5**	**34.9**	**438.9**	**409.2**	**29.7**

30. Liabilities Related to Assets Held for Sale

The liabilities related to assets held for sale relate to the Stankiewicz business unit:

in € millions	**Dec. 31, 2005**	**Dec. 31, 2004**
Indebtedness	4.4	–
Provisions	10.9	–
Trade accounts payable	14.0	–
Other liabilities	12.8	–
Liabilities related to assets held for sale	**42.1**	**–**

Other Disclosures

31. Litigation and Compensation Claims

Various lawsuits, official investigations, administrative proceedings, and other claims against subsidiaries are pending, or may be initiated or asserted in the future. In Continental's opinion, these pending claims are proceedings that are related to the Corporation's normal business, with the exception of the claims relating to the shutdown of the plant in Herstal, Belgium, the legal actions taken against the resolutions of the Shareholders' Meetings of Phoenix AG on December 28, 2004 and May 19, 2005, and the claim against Procisa, all of which are detailed below.

The pending claims include in particular claims brought against our U.S. subsidiaries for property loss, personal injury, and death allegedly caused by faults in our products. Claims for material and non-material damages, and in some cases punitive damages, are being asserted. The outcome of individual proceedings, which are generally decided by a lay-person jury in a court of first instance, cannot be predicted with certainty. No assurance can be given that Continental will not incur substantial expenses as a result of the final judgments or settlements in some of these cases, or that these amounts will not exceed any provisions set up for these claims. As from 2002, we significantly increased the deductible in our insurance coverage for such product liability risks at our U.S. companies, after market developments in the industrial insurance sector led to large increases in premiums. Some subsidiaries in the U.S.A. are exposed to relatively limited claims for damages from supposed health injuries allegedly caused by products containing asbestos.

In connection with the closure of tire manufacturing operations at the Herstal facility belonging to Continental Benelux S.A., a large number of former employees have brought cases against this company and its Board of Directors before the Commercial and Labor courts in Liège, Belgium. They are seeking material and non-material damages, claiming that the company violated company law, labor law and co-determination law. The Liège Commercial Court dismissed the claim in the first instance. We expect the plaintiffs to appeal against this ruling. The Liège Labor Court has partially recognized some of the claims in the first instance. The Company has appealed against this decision. It is expected to take some time before final decisions are reached.

A number of proceedings were pending at Mexican courts and authorities due to the shutdown of the Guadalajara plant belonging to our subsidiary Compañía Hulera Euzkadi, S.A. de C.V. (Euzkadi). Firstly, the plant trade union SNRTE petitioned for the strike called against the shutdown to be officially recognized. Secondly, a large number of former hourly-paid workers had brought claims against Euzkadi for alleged unfair dismissal. In January 2005, Euzkadi, the trade union, and the former employees reached a settlement. Under this settlement, the employees accepted the severance payments deposited by Euzkadi back in 2001 and waived any further claims. In return, Euzkadi has transferred the plant to a joint venture founded by a cooperative of former Euzkadi employees together with a Mexican tire trading company.

Several shareholders of Phoenix AG have brought actions against the resolutions passed at the Special Shareholders' Meeting of the company held on December 28, 2004 for the approval of the management and profit and loss pooling agreement and the merger agreement with ContiTech AG. The Ordinary Shareholders' Meeting of Phoenix AG on May 19, 2005 confirmed the resolutions that had been passed on December 28, 2004. Actions have also been brought by shareholders against these confirmations of the resolutions. Continental and Phoenix believe all of the above claims to be unjustified. On December 7, 2005, the Hamburg Regional Court dismissed all claims against the resolutions and confirmations in the first instance. Some of the plaintiffs have appealed against this ruling. The length of the proceedings until a final ruling is reached cannot be predicted with certainty.

Proyectos y Construcciones Procisa, S.A. de C.V. ("Procisa"), the minority shareholder of Continental Tire North America, Inc., has filed for damages against Continental at a court in New York, U.S.A., due to the alleged breach of its contractual and legal rights. Continental believes these claims to be unjustified. No decision had been received in this matter at the time these annual financial statements were prepared on February 13, 2006.

The outcome of the pending cases or potential cases brought against subsidiaries in the future may, individually or as a whole, have a material effect on Continental's results. However, in view of the existing provisions, the obligations that may potentially result from such pending cases will not, in our opinion, have a material effect on the Corporation's net assets.

32. Non-Recognized Contingent Liabilities and Other Obligations

in € millions	Dec. 31, 2005	Dec. 31, 2004
Liabilities on bills of exchange	29.5	32.8
Liabilities on guarantees	44.7	56.3
Liabilities on warranties	1.3	3.2
Other contingent liabilities	31.6	16.9
	107.1	**109.2**

The non-recognized liabilities relate primarily to guarantees for the liabilities of associated companies and third parties, as well as to contractual warranties relating to joint ventures.

Continental may be subject to obligations relating to environmental issues under governmental laws and regulations, or as a result of various claims and proceedings that are pending or that might be asserted or initiated against it. Estimates of future expenses in this area are naturally subject to many uncertainties, such as the enactment of new laws and regulations, the development and application of new technologies, and the identification of contaminated land or buildings for which Continental is legally liable.

Continental conducts recall and voluntary exchange actions for products it has sold, as prescribed by law or deemed necessary and appropriate, in order to ensure customer satisfaction and compliance with its own safety standards. The Corporation's warranty provisions also include the estimated expenses if appropriate for such measures. Estimates of expected expenses are primarily based on previous experience and are naturally subject to numerous uncertainties, such as the enactment of new laws and regulations, the number of products sold, or the type of measures to be taken, which could lead to the need to adjust the previously recognized provisions. No assurance can be given that the actual expenses will not exceed existing provisions by presently undeterminable amounts. However, although the potential expenses could have a material effect on Continental's results, the probable amounts have been adequately provided for and therefore, in our opinion, the settlement of these obligations will not have a material effect on the Corporation's overall net assets.

In 2005, the expenses for operating leases and rental agreements amounted to €110.9 million (2004: €100.8 million). Future liabilities relating to these agreements with an original or remaining term of more than one year as of December 31, 2005 for which the Corporation is not the beneficial owner, and for which the related assets are therefore not recognized as property, plant, and equipment, are shown below for 2006 and cumulative for the years 2007 through 2011 and as well as cumulative from 2011:

Operating leases and rental agreements in € millions	2006	2007 - 2011	from 2011
	110.4	227.0	102.5

Open purchase commitments for property, plant, and equipment amounted to €161.4 million (2004: €119.6 million).

33. Segment Reporting

Notes to segment reporting

In accordance with IAS 14, segment reporting is based on a risk and reward approach that reflects the internal organizational and management structure and the system of internal reporting to the Executive Board and the Supervisory Board. The operating divisions are the Corporation's primary format for reporting segment information, with geographical segments being the secondary format.

In the past, new projects in the tire divisions, especially the expansion of the operations in Asia, were grouped together in a separate business unit. With the purchase of our Malaysian company Continental Sime Tyre, these activities have become even more relevant. In 2005, the decision was made to expand Continental Sime Tyre further in the scope of the worldwide production strategy. As a result, all these activities were taken on by the individual business units of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions at that time and therefore affected the scope of consolidation. If the transfer of these activities had been fully completed already on January 1, 2004, sales in the Passenger and Light Truck Tires division would have increased by €149.8 million and EBIT by €9.6 million, and the sales and EBIT in the Commercial Vehicle Tires division would have decreased accordingly.

Since the Asian activities are led and developed by individual business units, it is not possible to determine retroactively how the segments would have actually developed if the takeover had been concluded already on January 1, 2004 (especially due to the required capital expenditure). The estimated impact on the Passenger and Light Truck Tires and Commercial Tires divisions in 2004 is shown on a proforma basis in the following table:

Passenger and Light Truck Tires in € millions	2005	Proforma 2004
Sales	4,444.6	4,254.0
EBIT (in %)	669.0	434.4
ROS (in %)	15.1	10.2
Operating assets	2,488.2	2,211.6
ROCE	26.9	19.6
Number of employees	24,910	25,805

Commercial Vehicle Tires in € millions	2005	Proforma 2004
Sales	1,379.2	1,350.9
EBIT (in %)	153.0	94.4
ROS (in %)	11.1	7.0
Operating assets	833.7	684.9
ROCE	18.4	13.8
Number of employees	8,239	8,069

A more extensive proforma comparison is not possible as explained above.

The Continental Corporation's activities are carried out by the divisions as follows:

Automotive Systems
The Automotive Systems division develops and manufactures primarily electronic and hydraulic brake systems, adaptive cruise control systems, hybrid drives, air suspension and sensor systems as well as electronic control units for comfort, drive and chassis functions.

Passenger and Light Truck Tires
The Passenger and Light Truck Tires division produces and distributes tires for passenger vehicles and light trucks and the two-wheel (motorbike and bicycle) business. This division also runs the Corporation's own tire retail companies.

Commercial Vehicle Tires
The Commercial Vehicle Tires division is responsible for the production and distribution of tires for trucks, pick-ups, as well as industrial and off-the-road vehicles.

ContiTech
Following the acquisition of Phoenix in fiscal year 2004, the ContiTech division was organized into nine global units which are principally active in the automobile industry, the rail and printing industries, and in mining and mechanical and plant engineering. With the disposal of the Stankiewicz Group and Sealing Systems, the division now consists of seven business units.

Other/Consolidation

This comprises directly managed subsidiaries and affiliates, such as holding, financing, and insurance companies, as well as the holding function of Continental AG and certain eliminations on consolidation. It also contains the effects on earnings of uncertain risks, particularly those in connection with contractual and similar claims and obligations representing, among other things, risks from investments currently not assignable to the individual operating units.

Internal control and reporting within the Continental Corporation is based on the International Financial Reporting Standards (IFRS) as described in Note 2. The Corporation measures the success of its segments on the basis of their operating result (EBIT). This is expressed as the return on sales (ROS), and as the return on capital employed (ROCE), which represents EBIT as a percentage of operating assets. Inter-segment sales and revenue are determined at arm's length prices.

For administrative services performed by centrally operated companies or by the Corporation's management, costs are calculated on an arm's length basis as rendered. Where direct allocation is possible, costs are assigned according to the services performed.

The segment assets of the divisions comprise the operating assets before the deduction of the trade accounts payable.

Segment liabilities consist of the trade accounts payable as well as other liabilities and provisions relating to goods and services, but excluding tax liabilities.

Non-cash expenses/income shows mainly the changes in pension provisions as well as the at-equity earnings in associates and from disposals of property, plant, equipment and intangible assets as well as businesses. Capital expenditure relates to additions to property, plant, and equipment, and software.

Regional segments are defined geographically. The "Other countries" column contains items that cannot be allocated to any other region.

In the segment information broken down by region, sales are allocated on the basis of the domicile of the respective customers; in contrast, the capital expenditure and the segment assets are allocated on the basis of the domicile of the respective companies.

in € millions	Dec. 31, 2005	Dec. 31, 2004
Total assets	**10,547.7**	**9,695.9**
less financial assets		
– cash and cash equivalents	1,273.8	1,114.6
– current and non-current derivatives	72.6	118.6
– other financial assets	13.0	27.8
	1,359.4	**1,261.0**
less income tax receivable		
– deferred tax assets	98.6	64.6
– income tax receivable	30.2	36.8
	128.8	**101.4**
plus discounted bills for trade accounts receivable	29.5	32.8
Segment assets	**9,089.0**	**8,366.3**
less trade accounts payable	1,322.1	1,235.8
Operating assets	**7,766.9**	**7,130.5**
Total liabilities and provisions	**6,752.7**	**6,758.7**
less financial liabilities		
– current and non-current indebtedness	1,839.6	2,114.3
– interest payable	19.5	13.6
	1,859.1	**2,127.9**
less income tax liabilities		
– deferred tax liabilities	159.5	129.2
– income tax payable	340.8	277.9
	500.3	**407.1**
Segment liabilities	**4,393.3**	**4,223.7**

34. Earnings per Share

Earnings per share are calculated as shown below:

in € millions/millions of shares	2005	2004
Net income attributable to the shareholders of the parent	929.6	716.2
Weighted average number of shares issued	145.6	138.1
Earnings per share in €	**6.38**	**5.19**
Net income attributable to the shareholders of the parent	929.6	716.2
Interest savings on convertible bonds, net of taxes	9.4	5.2
Diluted net income attributable to the shareholders of the parent	**939.0**	**721.4**
Weighted average number of shares issued	145.6	138.1
Dilution effect from the potential conversion of options	7.9	7.8
Dilution effect from stock option plans	0.4	0.4
Diluted weighted average number of shares	**153.9**	**146.3**
Diluted earnings per share in €	**6.10**	**4.93**

35. Events after the Balance Sheet Date

As of February 13, 2006, there were no events or developments that could have materially affected the measurement and presentation of individual asset and liability items as of December 31, 2005.

On January 9, 2006, it was announced that the production capacity at the tire plant in Charlotte, North Carolina, U.S.A. would be reduced in two phases, resulting in total staff reductions of 513 employees. In the first step, the staff will be cut by 241 mid-March, and in the second step, by 272 at the end of June. At this point in time, the impact on profitability is still unclear, since the reduction in the workforce can still be prevented by concessions on the part of the unions.

An agreement to purchase the Danish Roulunds Rubber Group, a manufacturer of power transmission belts, was signed on February 3, 2006. The deal, which is pending approval by the antitrust authorities, will strengthen the Power Transmission Group of the ContiTech division. The company employs 1,100 people at locations in Europe and Asia, and had sales of €70 million in 2005. Since this acquisition is still awaiting antitrust approval, we have been unable so far to allocate the purchase price or determine the proforma effect on consolidated results for 2005, however we are expecting an overall positive contribution to earnings.

36. Auditors' Fees

For fiscal 2005, a total fee of €5.8 million (2004: €5.8 million) was agreed for the worldwide audit of the consolidated financial statements and the related stand-alone financial statements of the subsidiaries.

The following fees were recognized as expense specifically for the auditors of Continental AG as appointed at the Annual Shareholders' Meeting:

in € millions	**2005**	**2004**
Audit of financial statements	2.8	2.3
Other assurance services	0.2	0.2
Tax advisory services	0.2	0.3
Other services provided to the parent company or its subsidiaries	0.4	0.1

These fees only relate to services directly provided to Continental AG and its German subsidiaries. The auditors as appointed at the Annual Shareholders' Meeting are KPMG Deutsche Treuhand-Gesellschaft AG and its registered offices.

37. Transactions with Related Parties

Remuneration of the Executive Board

The basic elements of the Executive Board remuneration system are described in the Corporate Governance section of this Annual Report. The total remuneration of the Executive Board for 2005 is broken down by the individual members as follows:

in € thousands	Remuneration components		Stock options granted[2]	
	Fixed[1]	Variable	Quantity	Market value
Manfred Wennemer	744	1,413	30,000	715
Dr. Alan Hippe	463	971	20,000	477
Gerhard Lerch (since September 30, 2005)	117	177	–	–
Martien de Louw (until May 12, 2005)	177	252	–	–
Dr. Karl-Thomas Neumann	476	786	5,000	119
Dr. Hans-Joachim Nikolin	468	871	20,000	477
Thomas Sattelberger	472	871	20,000	477
Total	**2,917**	**5,341**	**95,000**	**2,265**

[1] In addition to cash components, the fixed remuneration components comprise non-cash elements, including company cars, insurance, and moving costs.

[2] The subscription rights granted in 2005 relate to the 2004 stock option plan.

Besides the granting of stock-option rights, there are no further remuneration components with a long-term incentive effect. The members of the Executive Board have been granted post-employment benefits that are not linked exclusively to retirement but that may also apply in the event of non-renewal or, in some cases, premature termination of the employment contract. The benefits are determined based upon the remuneration received and the period of employment.

Former members of the Executive Board and their surviving dependents received payments totaling €6.6 million. Provisions for pension obligations for former members of the Executive Board and their surviving dependents amounted to €74.9 million.

The remuneration paid to the members of the Supervisory Board in 2005 was as follows:

in € thousands	Remuneration components	
	Fixed[1]	Variable
Dr. Hubertus von Grünberg	18	180
Werner Bischoff (since July 4, 2005)	6	63
H. Peter Hüttenmeister (until June 30, 2005)	6	67
Dr. h.c. Manfred Bodin	8	90
Dr. Diethart Breipohl	9	91
Michael Deister	12	113
Dr. Michael Frenzel	8	90
Prof. Dr.-Ing. E.h. Hans-Olaf Henkel	8	90
Gerhard Knuth	11	113
Hartmut Meine	8	90
Dirk Nordmann	8	90
Jan P. Oosterveld	9	90
Dr. Thorsten Reese	12	113
Jörg Schönfelder	9	90
Jörg Schustereit	8	90
Fred G. Steingraber	8	90
Prof. Dipl.-Ing. Jürgen Stockmar	8	90
Christian Streiff (since October 14, 2005)	2	19
Dr. Bernd W. Voss	13	135
Dr. Ulrich Weiss (until September 30, 2005)	8	84
Dieter Weniger	8	90
Erwin Wörle	8	90
Total	**195**	**2,058**

[1] Including meeting-attendance fees.

No remuneration was paid to Supervisory Board members for any personally rendered services, except for the remuneration of the employee representatives arising from their employment contract.

In 2005, no advances or loans were granted to members of Continental AG's Executive Board or Supervisory Board.

In 2005 and up to and including February 13, 2006, the total shareholdings of the Supervisory Board and the Executive Board amounted to less than 1% of the outstanding shares. In fiscal year 2005, Continental AG gave notice in accordance with section 15a of the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act) to the effect that three members of the Executive Board purchased a total of 49,500 shares under a stock option plan and resold these shares immediately. Further, one member of the Supervisory Board purchased a total of 6,000 shares and subsequently sold them.

Moreover, none of the members of the Executive Board or Supervisory Board entered into any transactions with other management personnel holding key positions, or with companies in whose management or supervisory bodies these individuals are represented requiring disclosure. This also applies for close members of the families of such individuals.

Transactions with companies not consolidated by the Corporation

in € millions	2005	2004
Income	42.1	78.9
Expenses	39.4	37.6

Income and expenses from transactions between subsidiaries and related companies not consolidated by the Corporation is attributable solely to the ordinary business activities of the respective company and was conducted on an arm's length basis at standard market terms and conditions. The corresponding amounts receivable or payable to these companies are reported in the balance sheet.

Notice in accordance with the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act)
In its letter dated April 19, 2005, AXA Investment Managers Deutschland GmbH, Cologne, Germany, acting on behalf of AXA S.A., Paris, France, informed us in accordance with section 21 (1), section 22 (1) sentence 1 no. 6 sentences 2 and 3, and section 24 of the WpHG that Alliance Capital Management L.P., New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on April 14, 2005, and that it now held a 9.9% share.

On June 27, 2005, AXA Investment Managers GmbH, Cologne, Germany, acting on behalf of AXA S.A., Paris, France, informed us in accordance with section 21 (1) and section 24 of the WpHG that AXA Financial Inc., AXA Financial Services LLC, and AXA Equitable Life Insurance Company, all domiciled in New York, U.S.A., each exceeded the threshold of 10% of Continental AG's voting stock on June 21, 2005, and that they now each held a 10.05% share. The voting stock was assigned to each of these companies in accordance with section 22 (1) sentence 1 no. 6 sentences 2 and 3 of the WpHG. In the same letter, we were informed that Alliance Capital Management L.P., New York, U.S.A., exceeded the threshold of 10% of Continental AG's voting rights on June 21, 2005, and that it now held a 10.05% share, attributable to it in accordance with section 22 (1) sentence 1 no. 6 of the WpHG.

38. German Corporate Governance Code/Declaration in Accordance with Section 161 AktG

The declaration required in accordance with section 161 of the *Aktiengesetz* (AktG – German Stock Corporation Act) was issued by the Executive Board and the Supervisory Board on October 1, 2005 and made available to our shareholders on our website at www.conti-online.com.

Fairness prevails.



ven if it really gets down to the nitty-gritty sometimes in football, the individual players are responsible for heir team, their opponents and themselves.

he principle of fairness applies not only to sports. Especially at times when competitive pressure is on the ise throughout the world, it is important that fairness within the company is maintained and fostered. addition to numerous encounters of an athletic and personal nature during the ContiTeamCup, the tourna- ent for the local championship in Varzea Paulista also contributed to this goal.




13

Corporate Governance

Corporate governance, i.e., the management and supervision of Continental AG and the Continental Corporation, is the responsibility of the Shareholders' Meeting, the Supervisory Board, and the Executive Board of Continental AG, as specified by law and our Articles of Incorporation. The Supervisory Board and the Executive Board in particular addressed this topic in detail again in 2005.

Corporate bodies

Shareholders exercise their rights, including their voting rights, in the Shareholders' Meeting. Each Continental AG share entitles the holder to one vote. Shares conferring multiple or preferential voting rights, or limitations on voting rights, do not exist.

The Executive Board has sole responsibility for the management of the Company. The members of the Executive Board share responsibility for corporate management. The Chairman of the Executive Board is responsible for the Company's overall management and business policy. He ensures consistent management by the Executive Board and coordinates the work of the members of the Executive Board.

The Supervisory Board appoints, supervises, and advises the Executive Board. It is directly involved in decisions of material importance to the Company due to the fact that certain corporate management issues require its approval as specified by law and the Articles of Incorporation. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board and represents its interests vis-à-vis third parties. He is in regular contact with the Executive Board, and in particular with its Chairman, with whom he discusses the Company's strategy, business development, and risk management.

The Supervisory Board and its committees

The Supervisory Board comprises 20 members, as required by the *Mitbestimmungsgesetz* (German Co-determination Act) and the Company's Articles of Incorporation. Half the members of the Supervisory Board are elected by the Shareholders' Meeting, while the other half are elected by the employees of Continental AG and its German subsidiary companies. The Chairman of the Supervisory Board, who represents the shareholders, has the casting vote in the case of a tie in the Supervisory Board. Both the shareholder representatives and the employee representatives have an equal duty to act in the interest of the Company. Further information on the members of the Supervisory Board is provided on pages 150 and 151 of this Annual Report.

The Supervisory Board has drawn up By-Laws for itself, which supplement the law and the Articles of Incorporation with more detailed provisions including on the duty of confidentiality, on handling conflicts of interest, and on the Executive Board's reporting obligations.

The Supervisory Board currently has three committees: The Chairman's Committee, the Audit Committee, and the Mediation Committee. The members of the committees are listed on page 151.

The Chairman's Committee comprises the Chairman of the Supervisory Board, his Deputy, and the two other members of the Mediation Committee to be formed in line with section 27 (3) of the *Mitbestimmungsgesetz*. In particular, the Chairman's Committee is responsible for concluding, terminating, and amending the employment contracts (and hence also for compensation arrangements) and other agreements with members of the Executive Board.

The Audit Committee's tasks relate to the Company's accounting and the audit of the financial statements. In particular, the Committee performs a preliminary examination of the annual financial statements of Continental AG, as well as the consolidated financial statements and the risk management system, and makes its recommendation to the plenary session of the Supervisory Board, which then passes resolutions pursuant to section 171 (1) of the *Aktiengesetz* (German Stock Corporation Act). The Committee discusses the Company's draft interim reports, and is responsible for assuring the auditors' independence, for engaging the auditors, for determining the focus of the audit, and for agreeing the fee. The Chairman of the Audit Committee has special knowledge and experience in the application of accounting principles and internal control systems. Previous members of the Company's Executive Board and the Chairman of the Supervisory Board may not act as Chairman of the Audit Committee.

The sole task of the Mediation Committee is to perform the responsibilities set forth in section 31 (3) sentence 1 of the *Mitbestimmungsgesetz*: If a candidate for appointment to the Executive Board does not achieve the statutory two-thirds majority in the first ballot, the Mediation Committee must make a recommendation regarding the appointment.

The Supervisory Board's report on its work and the work of its committees in 2005 can be found on pages 10 and 11.

Compensation of the Supervisory Board
Article 16 of the Articles of Incorporation regulates the compensation paid to members of the Supervisory Board. It consists of a fixed and a variable component, which is based on the dividend paid for the previous fiscal year. Chairmanship and deputy chairmanship of the Supervisory Board and membership and chairmanship of its committees qualify for higher compensation. In addition, the members of the Supervisory Board are paid meeting attendance fees and their expenses are reimbursed. Directors' and officers' (D&O) liability insurance with an appropriate deductible has also been taken out for them.

The compensation of each member of the Supervisory Board in 2006 provided for by these rules is specified under Note 37 to the consolidated financial statements.

The Executive Board
The Executive Board currently has six members. Further information on the members and their responsibilities can be found on pages 152 and 153.

The responsibilities of the Chairman and the other members of the Executive Board are laid down in the By-Laws of the Executive Board. These regulate which key matters pertaining to the Company and its subsidiaries require a decision to be made by the Executive Board. Article 14 of the Articles of Incorporation determines the management matters for which the Executive Board requires the approval of the Supervisory Board.

Compensation of the Executive Board
The Chairman's Committee of the Supervisory Board is responsible for agreeing the compensation of the Executive Board. The plenary session of the Supervisory Board discusses the structure of the compensation system on the recommendation of the Chairman's Committee, and reviews it regularly.

The compensation of the members of the Executive Board consists of the following basic components:

Each member of the Executive Board receives a fixed annual remuneration, which is payable in twelve monthly installments.

In addition to this fixed annual remuneration, each member of the Executive Board receives variable compensation, which comprises a dividend-related component and another component dependent on the achievement of individually agreed annual goals and limited to a maximum that is dependent on the fixed annual remuneration.

In addition, the members of the Executive Board are guaranteed continued remuneration payments for a limited period if they are incapacitated for work through no fault of their own, as well as a pension. The D&O insurance also covers the Executive Board, but with a higher deductible than for the Supervisory Board.

In addition, the members of the Executive Board were granted stock options as part of the 1999 and 2004 stock option plans.

The remuneration of each individual member of the Executive Board for 2005, broken down into fixed and variable components, information on commitments for the case that they vacate their position, and the amount and value of the subscription rights granted under stock option plans is disclosed in Note 37 to the consolidated financial statements. Further details of the stock option plans are given in Notes 21 and 22 to the consolidated financial statements.

Shares held by Supervisory Board and Executive Board members/directors' dealings
In 2005 and up to and including February 13, 2006, the members of the Supervisory Board and Executive Board held shares representing a total interest of less than 1% in the common stock of the Company. In fiscal 2005,

Continental AG gave notice in accordance with section 15a of the *Wertpapierhandelssgesetz* (WpHG – German Securities Trading Act) to the effect that three members of the Executive Board purchased a total of 49,500 shares from a stock option plan and resold the shares immediately. Further, one member of the Supervisory Board purchased a total of 6,000 shares and subsequently sold them.

Accounting

The Continental Corporation has applied the International Financial Reporting Standards (IFRS) in its financial statements since 2005. More detailed information on IFRS is provided in this Annual Report in Note 2 to the consolidated financial statements. The annual financial statements of Continental AG are prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code).

Risk management

A Corporation-wide risk management system provides early warning of developments that could endanger the continued existence of the Company, as well as allowing it to exploit potential opportunities. Details can be found from page 64 onwards.

Transparent and prompt shareholder reporting

Continental regularly reports to shareholders, analysts, shareholders' associations, the media, and interested members of the public on its position and on significant developments in the Corporation. All shareholders have equal access to information. All new information communicated to financial analysts and similar addressees is made available to shareholders without delay. The Internet in particular is used to guarantee the timely and even-handed provision of information to shareholders and investors. The dates of key regular events (annual reports, interim reports, Annual Shareholders' Meetings, and press and analyst conferences) are announced in good time in the Company's Financial Calendar. The dates already set for 2006 and 2007 can be found on the rear flap and on the Continental Corporation's website.

Continental AG's Corporate Governance Principles

Continental AG's Corporate Governance Principles, which were introduced in 2002, are closely modeled on the German Corporate Governance Code and are published on the Internet at www.conti-online.com. Together with The Basics, which we have long used to lay down our corporate goals and guidelines, and our Code of Conduct, these Principles form an essential part of the framework for responsible corporate management and control that is aimed at adding value in the long term. The Supervisory Board and the Executive Board consider themselves bound by the Corporate Governance Principles.

The Corporate Governance Principles were again the subject of intensive discussions by the Supervisory Board and the Executive Board in 2005. The discussions focused on amendments to the Code resolved by the Government Commission on the German Corporate Governance Code on June 2, 2005. The Supervisory Board and Executive Board have resolved to adopt most of these changes for Continental.

Declaration in accordance with section 161 of the *Aktiengesetz* and deviations from the German Corporate Governance Code

In October 2005, the Executive Board and the Supervisory Board issued their annual declaration in accordance with section 161 of the *Aktiengesetz*. This stated that the Company has complied and will comply with the recommendations made by the "Government Commission on the German Corporate Governance Code" published by the German Federal Ministry of Justice in the official part of the electronic Federal Gazette (*Bundesanzeiger*), and indicated which recommendations have not been or will not be applied. The declaration was made permanently available to shareholders on Continental's website. Earlier declarations in accordance with section 161 of the *Aktiengesetz* can also be found on the website.

In Continental AG's Corporate Governance Principles, the Executive Board and the Supervisory Board have undertaken to explain not only deviations from the recommendations made by the Code, but also any deviations from its suggestions.

a) Deviations from recommendations

Section 4.2.3 (2) sentence 4 and (3): The 1996 and 1999 stock option plans (see Note 22 to the consolidated financial statements for more information) do not provide for any limitation in the case of extraordinary, unforeseen developments. As these plans have already been fully utilized, it did not seem sensible to subsequently agree on such a cap. The stock option plan resolved by the Annual Shareholders' Meeting on May 14, 2004 provides for a cap.

Section 5.4.3 sentence 1 of the Code requires all Supervisory Board elections to be conducted as elections of individual candidates. However, voting on a list of candidates has for years been practiced by most stock corporations in Germany, including Continental. At Continental's Annual Shareholders' Meetings, the system of voting on a list has not led to any objections in previous years. The system is used to condense the voting processes at the Annual Shareholders' Meeting and thus make voting more efficient. Any shareholder who wants elections of individual candidates is free to request this at the Annual Shareholders' Meeting. The Chairman of the Shareholders' Meeting then decides whether to grant the request directly, or only if approved by a majority of the Annual Shareholders' Meeting. We believe that this flexibility is in the interest of shareholders.

Pursuant to section 5.4.4 of the Code, it should not be the rule that the retiring Chairman or a member of the Executive Board becomes Chairman of the Supervisory Board or of a Supervisory Board committee. In 1999, for the first time in 70 years, a member of the Executive Board of Continental was elected to the Supervisory Board and became its Chairman. The Company's performance and the independent contribution of the Supervisory Board to that performance prove that this has not had any negative effects. We believe that the Annual Shareholders' Meeting should not be restricted in its right to decide case by case whether a candidate is suitably qualified and independent to hold office on the Supervisory Board. Of course, any proposal to elect a member of the Executive Board to the Supervisory Board will be specially justified. In addition, we have adopted the Code's recommendation to disclose to shareholders candidates proposed for Chairman of the Supervisory Board (section 5.4.3 sentence 3), thus ensuring a maximum of transparency for shareholders.

b) Deviations from suggestions

Section 2.3.4: To date, the Company has not given shareholders the opportunity to follow the Annual Shareholders' Meeting using communication media such as the Internet. Although our Articles of Incorporation permit the use of electronic media to transmit some or all of the Annual Shareholders' Meeting, we do not think that the benefit to shareholders currently justifies the costs associated with such use.

Section 5.1.2 (2) sentence 1: In some cases, even first-time appointments of new members of the Executive Board have been for a term of office of five years. The Supervisory Board considers this to be necessary and in the interests of the Company, in order to enable the Company to attract candidates who meet the high requirements for these positions.

Section 5.4.4: All members of the Supervisory Board are elected at the same time for the same term of office. There are no staggered terms, and we believe that this helps ensure the continuity of the Supervisory Board's work. To date, any changes required have been addressed by other means.

Hanover, March 2006

Continental AG

The Supervisory Board — The Executive Board

The Supervisory Board

Members of the Supervisory Board of Continental AG

Memberships of other statutory Supervisory Boards and of comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (HGB – German Commercial Code):

Companies with no country specified are located in Germany.

Dr. Hubertus von Grünberg, Chairman
Member of various Supervisory Boards
Allianz Versicherungs-AG, Munich; Deutsche Telekom AG, Bonn; MAN Aktiengesellschaft, Munich; Schindler Holding AG, Hergiswil, Switzerland

Werner Bischoff*, Deputy Chairman
(since August 2, 2005, Member of the Supervisory Board since July 4, 2005)
Member of the Executive Board of IG BCE (German Mining, Chemical, and Energy Industrial Union)
Degussa AG, Düsseldorf; RWE Power AG, Cologne; Sanofi-Aventis Deutschland GmbH, Frankfurt/Main; Hoechst GmbH, Frankfurt/Main; Chemie Pensionsfonds AG, Munich

H. Peter Hüttenmeister*, Deputy Chairman
Northern Region Manager, IG BCE (German Mining, Chemical, and Energy Industrial Union)
(Member of the Supervisory Board until June 30, 2005)
Deutsche Shell GmbH, Hamburg; Deutsche Shell Holding GmbH, Hamburg; DuPont Performance Coatings GmbH & Co. KG, Wuppertal; Mitteldeutsche Sanierungs- und Entsorgungsgesellschaft GmbH (MDSE), Bitterfeld; SDH Beteiligungsgesellschaft mbH, Hamburg

Dr. h.c. Manfred Bodin, Member of various Supervisory Boards
CeWe Color Holding AG, Oldenburg; VHV Holding AG, Hanover (since January 1, 2005)

Dr. Diethart Breipohl, Member of various Supervisory Boards
Allianz AG, Munich; Beiersdorf AG, Hamburg (until May 18, 2005); Karstadt-Quelle AG, Essen; KM Europa Metal AG, Osnabrück (Chairman); Crédit Lyonnais, Paris, France; EULER & Hermes, Paris, France; Les Assurances Générales de France (AGF), Paris, France; Atos Origin, Paris, France (since June 3, 2005)

Michael Deister*, Deputy Chairman of the Employee Council for the Stöcken Plant

Dr. Michael Frenzel, Chairman of the Executive Board of TUI AG
AWD Holding AG, Hanover (since June 8, 2005); AXA Konzern AG, Cologne; Deutsche Bahn AG, Berlin (Chairman) (until July 5, 2005); E.ON Energie AG, Munich; Hapag-Lloyd AG, Hamburg** (Chairman); Hapag-Lloyd Flug GmbH, Hanover** (Chairman); Norddeutsche Landesbank, Hanover; TUI Beteiligungs AG, Hamburg** (Chairman) (until May 19, 2005); TUI Deutschland GmbH, Hanover** (Chairman); Volkswagen AG, Wolfsburg; Preussag North America, Inc., Greenwich, U.S.A.** (Chairman); TUI China Travel Co., Ltd., Beijing, China**

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel, Honorary Professor at the University of Mannheim
Bayer AG, Leverkusen; DaimlerChrysler Aerospace AG, Munich; SMS GmbH, Düsseldorf; Orange SA, Paris, France; Ringier AG, Zofingen, Switzerland; Brambles Industries Ltd., Sydney, Australia

Gerhard Knuth*, Former Deputy Chairman of the Employee Council for the Gifhorn Plant, Chairman of the Joint Employee Council of Continental Teves AG & Co. oHG, and First Deputy Chairman of the Corporate Employee Council

Hartmut Meine*, District Manager of IG Metall (Metalworkers' Union) for Lower Saxony and Saxony-Anhalt
KM Europa Metal AG, Osnabrück

Dirk Nordmann*, Chairman of the Employee Council for the Vahrenwald Plant, ContiTech Antriebssysteme GmbH

Jan P. Oosterveld, Member of various Supervisory Boards
AtosOrigin S.A., Paris, France; Barco NV, Kortrijk, Belgium; Cookson Group Plc, London, UK; Crucell NV, Leiden, The Netherlands

Dr. Thorsten Reese*, Head of Corporate Quality & Environment

Jörg Schönfelder*, Chairman of the Employee Council for the Korbach Plant

Jörg Schustereit*, Chairman of the Employee Council for the Northeim Plant, ContiTech Transportbandsysteme GmbH

Prof. Dipl.-Ing. Jürgen Stockmar, Managing Director of Magna Education and Research GmbH & Co KG, Oberwaltersdorf, Austria

Fred G. Steingraber, Chairman Board Advisors, U.S.A.; Retired Chairman and CEO, A.T. Kearney
Elkay Manufacturing, Oak Brook, Illinois, U.S.A.; John Hancock Financial Trends Fund, Boston, Massachusetts, U.S.A.; Maytag Corporation, Newton, Iowa, U.S.A; 3i plc, London, UK

Christian Streiff, Member of various Supervisory Boards
(Member of the Supervisory Board since October 14, 2005)
ThyssenKrupp AG, Düsseldorf; Prysmian SpA, Milan, Italy (since October 14, 2005)

Dr. Bernd W. Voss, Member of various Supervisory Boards
Allianz Lebensversicherungs-AG, Stuttgart; Bankhaus Reuschel & Co., Munich (Chairman); Dresdner Bank AG, Frankfurt/Main; Hapag-Lloyd AG, Hamburg (since February 15, 2005); OSRAM GmbH, Munich; Quelle GmbH, Fürth; TUI AG, Hanover (until February 1, 2005); Wacker Chemie AG, Munich; ABB Ltd., Zurich, Switzerland

Dr. Ulrich Weiss, Member of various Supervisory Boards
(Member of the Supervisory Board until September 30, 2005)
BEGO Medical AG, Bremen; Benetton Group S.p.A., Ponzano, Treviso, Italy; Ducati Motor Holding S.p.A., Bologna, Italy

Dieter Weniger*, Trade Union Secretary, IG BCE (German Mining, Chemical, and Energy Industrial Union)

Erwin Wörle*, Chairman of the Employee Council of Conti Temic microelectronic GmbH, Ingolstadt
ContiTemic microelectronic GmbH, Nuremberg**
(Deputy Chairman)

Members of the Supervisory Board Committees
1. Chairman's Committee, and Mediation Committee required under section 27 (3) of the *Mitbestimmungsgesetz* (MitbestG - German Co-determination Act)
Dr. Hubertus von Grünberg, Chairman of the Chairman's Committee; Werner Bischoff (since August 2, 2005); Dr. Diethart Breipohl (since December 6, 2005); H. Peter Hüttenmeister (until June 30, 2005); Gerhard Knuth; Dr. Ulrich Weiss (until September 30, 2005)

2. Audit Committee
Dr. Bernd W. Voss, Chairman; Michael Deister; Dr. Hubertus von Grünberg; Dr. Thorsten Reese

* Employee representative
** Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (AktG - German Stock Corporation Act)

The Executive Board

Members of the Executive Board of Continental AG

List of the positions held by current and former Executive Board members on statutory Supervisory Boards and on comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (HGB – German Commercial Code):

Companies with no country specified are located in Germany.

Manfred Wennemer
Chairman
ContiTech Division (until September 30, 2005)
Passenger and Light Truck Tires Division (since May 12, 2005)
Frankfurter Versicherungs-Aktiengesellschaft, Frankfurt/Main (until January 31, 2006); Benecke-Kaliko AG, Hanover (Chairman)*; Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; ContiTech AG, Hanover* (Chairman); ContiTech AGES SpA, Santena, Italy* (President) (until Jan. 20, 2005); ContiTech Antriebssysteme GmbH, Hanover*; ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; ContiTech Schlauch GmbH, Hanover*; ContiTech Techno-Chemie GmbH, Karben*; ContiTech Transportbandsysteme GmbH, Hanover*; ContiTech Vibration Control GmbH, Hanover*; Phoenix AG, Hamburg* (since February 9, 2005)

Dr. Alan Hippe
Finance, Controlling and Law
Hamburg-Mannheimer Versicherungs-AG, Hamburg; Hamburg-Mannheimer Sachversicherungs-AG, Hamburg; ContiTech AG, Hanover*; Phoenix AG, Hamburg* (since February 9, 2005); CG Tire, Inc., Charlotte, North Carolina, U.S.A.* (since May 12, 2005); CGT Referral Resources, Inc., Charlotte, North Carolina, U.S.A.* (since May 12, 2005); Compañía Hulera Euzkadi, S.A. de C. V., Mexico City, Mexico* (since May 12, 2005); Continental Automotive, Inc., Wilmington, Delaware, U.S.A.*; Continental Automotive Licensing Corp., Charlotte, North Carolina, U.S.A.* (since May 12, 2005); Continental Llantera Potosina, S.A. de C.V., Mexico City, Mexico* (since May 12, 2005); Continental Products Corporation, Charlotte, North Carolina, U.S.A.* (since May 12, 2005); Continental Rubber of America, Corp., Wilmington, Delaware, U.S.A.*; Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire de Mexico, S.A. de C. V., Mexico City, Mexico* (since May 12, 2005); Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tire Servicios, S.A. de C.V., Mexico City, Mexico* (since May 12, 2005); ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; CTNA Holding Corp., Charlotte, North Carolina, U.S.A.* (since May 12, 2005); Dynagen, Inc., Charlotte, North Carolina, U.S.A.* (since May 12, 2005); Englewood Services, Inc., Charlotte, North Carolina, U.S.A.* (since May 12, 2005); General Tire de Mexico, S.A. de C.V., Mexico City, Mexico* (since May 12, 2005); General Tire International Company, Charlotte, North Carolina, U.S.A.* (since May 12, 2005); The Continental General Tire Foundation, Charlotte, North Carolina, U.S.A.* (since May 12, 2005)

Gerhard Lerch
ContiTech Division
(Member of the Executive Board since September 30, 2005)
Benecke-Kaliko AG, Hanover* (Deputy Chairman); ContiTech Antriebssysteme GmbH, Hanover* (Chairman); ContiTech Luftfedersysteme GmbH, Hanover* (Chairman); ContiTech Schlauch GmbH, Korbach*; ContiTech Techno-Chemie GmbH, Karben*; ContiTec Transportbandsysteme GmbH, Northeim* (Chairman); ContiTech Vibration Control GmbH, Hanover* (Chairman); Stankiewicz GmbH, Adelheidsdorf*; Caucho Tecnica, Santiago, Chile* (Chairman of the Governing Board); ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; IMAS S.A., Volos, Greece* (Chairman of the Governing Board)

Martien de Louw
Passenger and Light Truck Tires Division
(Member of the Executive Board until May 12, 2005)
CG Tire, Inc., Charlotte, North Carolina, U.S.A.*; CGT Referral Resources, Inc., Charlotte, North Carolina, U.S.A.*; Compañía Hulera Euzkadi, S.A. de C. V., Mexico City, Mexico*; Continental Automotive, Inc., Wilmington, Delaware, U.S.A.*; Continental Automotive Licensing Corp., Charlotte, North Carolina, U.S.A.*; Continental Llantera Potosina, S.A. de C.V., Mexico City, Mexico*; Continental

Products Corporation, Charlotte, North Carolina, U.S.A.*; Continental Tire de México, S.A. de C. V., Mexico City, Mexico*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tire Servicios, S.A. de C.V., Mexico City, Mexico*; CTNA Holding Corp., Charlotte, North Carolina, U.S.A.*; Dynagen, Inc., Charlotte, North Carolina, U.S.A.*; Englewood Services, Inc., Charlotte, North Carolina, U.S.A.*; General Tire de México, S.A. de C.V., Mexico City, Mexico*; General Tire International Company, Charlotte, North Carolina, U.S.A.*; The Continental General Tire Foundation, Charlotte, North Carolina, U.S.A.*; Temic Automotive of North America, Inc., Auburn Hills, Michigan, U.S.A.*
(all until May 12, 2005)

Dr. Karl-Thomas Neumann
Automotive Systems Division
ELMOS Semiconductor AG, Dortmund (until April 26, 2005); SupplyOn AG, Gerlingen-Schillerhöhe (since January 11, 2005); Continental Teves, Inc., Wilmington, Delaware, U.S.A.*

Dr. Hans-Joachim Nikolin
Commercial Vehicle Tires Division
Corporate Quality and Environment
TÜV Nord-Gruppe, Hamburg; Continental Sime Tyre Sdn. Bhd., Petaling Jaya, Malaysia*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tyre South Africa (PTY) Limited, Port Elizabeth, South Africa*; Drahtcord Saar GmbH & Co. KG, Merzig; KG Deutsche Gasrußwerke GmbH & Co., Dortmund; Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria* (Chairman)

Thomas Sattelberger
Human Resources, Director of Labor Relations

* Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (AktG - German Stock Corporation Act)

Continental Corporation – Ten-Year Review

		2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Balance sheets											
Non-current assets[1]	€ millions	5,193.8	4,953.9	4,835.0	5,102.2	5,424.4	4,718.6	4,485.0	4,179.6	1,797.7	1,797.3
Current assets[2]	€ millions	5,353.9	4,742.0	3,463.5	3,094.9	3,570.2	2,896.6	2,918.8	2,586.1	2,112.6	1,629.4
Total assets	€ millions	10,547.7	9,695.9	8,298.5	8,197.1	8,994.6	7,615.2	7,403.8	6,765.7	3,910.3	3,426.7
Shareholders' equity (excl. minority interests)	€ millions	3,574.2	2,706.2	1,983.2	1,715.2	1,546.7	1,844.1	1,760.6	1,329.1	1,232.3	816.7
Minority interests	€ millions	220.8	231.0	151.4	92.2	101.4	145.7	142.4	174.5	149.5	134.5
Total equity, including minority interests	€ millions	3,795.0	2,937.2	2,134.6	1,807.4	1,648.1	1,989.8	1,903.0	1,503.6	1,381.8	951.2
Equity ratio[3]	in %	36.0	30.3	23.9	20.9	17.2	24.2	23.8	19.6	31.5	23.8
Capital expenditure[6]	€ millions	871.8	703.0	625.8	620.0	740.8	715.2	625.6	461.5	308.5	299.1
Net indebtedness	€ millions	493.2	881.1	1,168.6	1,899.0	2,601.1	2,017.9	1,712.8	1,919.0	283.4	836.9
Gearing ratio	in %	13.0	30.0	58.9	110.7	168.2	109.4	97.3	144.4	23.0	102.5
Statements of income											
Sales	€ millions	13,837.2	12,597.4	11,534.4	11,408.3	11,233.3	10,115.0	9,132.2	6,743.2	5,719.4	5,333.1
Share of foreign sales	in %	65.8	66.8	67.0	68.4	70.4	68.9	68.6	66.4	67.4	66.1
Cost of sales[4]	in %	74.6	75.0	76.5	78.2	82.8	75.6	74.5	70.0	67.9	69.4
Research and development expenses[4]	in %	4.3	4.2	4.3	4.3	4.1	4.1	4.1	4.0	4.0	4.0
Selling expenses[4]	in %	6.1	6.2	6.2	6.4	6.3	11.1	11.6	14.4	16.0	15.8
Administrative expenses[4]	in %	3.1	3.1	3.3	3.4	3.6	3.7	3.8	4.6	5.3	5.5
EBITA	€ millions	1,507.1	1,157.4	855.2	694.3	32.8	533.0	607.3	397.7	321.7	269.3
EBITA[4]	in %	10.9	9.2	7.4	6.1	0.3	5.3	6.7	5.9	5.6	5.0
Personnel expenses	€ millions	3,054.3	3,011.7	2,681.8	2,650.2	2,867.8	2,580.8	2,387.7	1,937.1	1,751.5	1,672.2
Depreciation and amortization[5]	€ millions	741.8	667.2	603.1	670.3	891.3	654.7	576.5	395.7	306.8	311.5
Net income attributable to the shareholders of the parent	€ millions	929.6	716.2	314.0	226.0	- 257.6	204.7	234.7	138.2	164.5	98.4
Employees											
Annual average	thousands	81.1	73.7	66.5	65.1	67.0	63.5	62.6	50.2	44.8	46.4

[1] Up to 2003, this item included fixed assets and investments, and other assets.
[2] Up to 2003, this item included all current assets.
[3] Since 2004, this item has included the minority interests.
[4] As a percentage of sales; as of 2001, selling costs comprise only the functional selling and logistics costs, plus IT costs.
[5] Excluding write-downs of investments.
[6] Capital expenditure on property, plant, equipment and software.

The information for fiscal years since 2004 has been reported in accordance with IFRS, for the years 1998 to 2003 in accordance with U.S. GAAP, and for the years prior to 1998 in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code).

Selected Financial Terms

Asset-backed securitization program Under such programs, trade accounts receivable are pooled for each country and sold to financing companies, who refinance the purchase by issuing commercial paper.

Capital lease Under a capital lease, the lessor transfers the investment risk to the lessee. This means that the lessor bears only the credit risk and any agreed services. The lessee is the beneficial owner of the leased asset. Capital leases are characterized by a fixed basic term during which the lease may not be terminated by the lessee.

Continental Value Contribution (CVC) CVC represents the absolute amount of additional value created, and the Delta CVC represents the change in absolute value creation over the prior year. Value is created when the actual return (ROCE) exceeds the required minimum. The required minimum return is derived from the weighted average cost of capital (WACC) for the Continental Corporation. CVC is measured by subtracting the minimum return from the actual ROCE and multiplying the net difference by the operating assets as of the balance sheet date. This change in the absolute contribution allows us to monitor the extent to which management units generate value-creating growth or employ resources efficiently.

Currency swap Swap of principal and interest payable or receivable in one currency into similar terms in another currency. Often used when issuing bonds for which the issuing currency is not the local currency of the issuer.

DBO Defined Benefit Obligation: DBO is defined as the present value of all vested and non-vested benefits calculated on the basis of estimated salary levels at retirement. The only actuarial method that may be used to calculate the DBO is the projected unit credit method. DBO is the same as PBO (projected benefit obligation).

Derivative financial instruments Transactions used to manage interest rate and/or currency risks.

Dividend payout ratio The dividend payout ratio is the ratio between the dividend for the fiscal year and the earnings per share.

EBIT Earnings Before Interest and Taxes. EBIT represents the results of operations. Since 2002, when the amortization of goodwill was discontinued, EBITA has been equal to EBIT.

EBITA EBIT before scheduled goodwill amortization.

FAS Financial Accounting Standards. The accounting standards or amendments issued by the FASB.

FASB Financial Accounting Standards Board. The authority that defines the financial accounting standards for U.S. GAAP.

Gearing ratio The gearing ratio represents the net indebtedness divided by total equity, expressed as a percentage.

Hedging Securing a transaction against risks, such as fluctuations in exchange rates, by entering into an offsetting hedge transaction, typically in the form of a forward contract.

IAS International Accounting Standards. The accounting principles formerly issued by the IASB, which are still applicable in some cases.

IASB International Accounting Standards Board. The authority that defines the International Financial Reporting Standards.

IFRIC International Financial Reporting Interpretations Committee. Committee that reviews and determines appropriate treatment of accounting issues within the context of current IFRS and IAS.

IFRS International Financial Reporting Standards. The accounting standards issued by the IASB.

Interest rate cap An interest rate cap sets an upper limit for a variable interest rate in relation to a notional debt amount. To the extent that the variable interest due on the underlying debt exceeds the cap amount, the holder of the cap receives income as compensation in the amount of the difference to the cap. An up-front premium is paid as consideration for the cap.

Interest rate swap An interest rate swap is the exchange of interest payments between two parties. For example, this allows variable interest to be exchanged for fixed interest, or vice versa.

Net indebtedness The net amount of interest-bearing liabilities and cash and cash equivalents as recognized in the balance sheet as well as the market values of the derivative instruments.

Operating assets Operating assets include the assets as reported in the balance sheet with discounted trade bills added back, excluding cash and cash equivalents, short and long-term derivative instruments, deferred tax assets and income tax receivable, and less trade accounts payable.

Operating lease A form of lease that is largely similar to rental. Leased assets are recognized in the lessor's balance sheet and capitalized.

Rating Standardized indicator for the international finance markets that assesses and classifies the creditworthiness of a debtor. The classification is the result of an economic analysis of the debtor by specialist rating companies.

ROCE Return On Capital Employed. We define ROCE as the ratio of EBIT to operating assets as of the balance sheet date.

SIC Standing Interpretation Committee (predecessor to the IFRIC).

U.S. GAAP United States Generally Accepted Accounting Principles, subdivided into binding and guiding principles.

Weighted Average Cost of Capital (WACC) The WACC represents the weighted average cost of the required return on equity and net interest-bearing liabilities.

Financial Calendar

2006	
Financials press conference	February 23
Analyst conference	February 23
Interim report as of March 31, 2006	May 4
Annual Shareholders' Meeting	May 5
Interim report as of June 30, 2006	August 3
Interim report as of September 30, 2006	November 1

2007	
Financials press conference	February
Analyst conference	February
Interim report as of March 31, 2007	May
Annual Shareholders' Meeting	April 24
Interim report as of June 30, 2007	August
Interim report as of September 30, 2007	November

Information

This Annual Report is also published in German. The financial statements of Continental Aktiengesellschaft are also available in English and German.

If you wish to receive copies of any of these reports, please contact:

Continental AG, Corporate Communications
P.O. Box 169, 30001 Hanover, Germany
Phone: +49 511 938-1146, Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

The entire Annual Report and the interim reports are available on the Internet at www.conti-online.com

Acknowledgements

Published by
Continental Aktiengesellschaft, Hanover
Corporate Communications

Concept:
brunsmiteisenberg werbeagentur, Hanover
Design:
kr Büro für visuelle Kommunikation, Munich
Printing, processing:
Druckerei Fritz Kriechbaumer, Taufkirchen
Photos:
Daniel Bödeker, Hanover
Image library of Continental AG

Continental Aktiengesellschaft, P.O.Box 169, 30001 Hanover, Germany
Vahrenwalder Straße 9, 30165 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770, mailservice@conti.de, www.conti-online.com

Continental